As confidentially submitted to the Securities and Exchange Commission on October 16, 2018.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BEYOND MEAT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2000	26-4087597
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1325 E. El Segundo Blvd.
El Segundo, CA 90245
(866) 756-4112
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ethan Brown
President and Chief Executive Officer
Beyond Meat, Inc.
1325 E. El Segundo Blvd.
El Segundo, CA 90245
(866) 756-4112
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Harold Yu, Esq. Christopher J. Austin, Esq. Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025 (650) 614-7400	Mark J. Nelson Chief Financial Officer, Treasurer and Secretary Beyond Meat, Inc. 1325 E. El Segundo Blvd. El Segundo, CA 90245 (866) 756-4112	Cathy Birkeland, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.0001 per share		$	$	$

(1)	Includes shares of common stock issuable upon exercise of the Underwriters’ option to purchase additional shares. See “Underwriting.”

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED                , 2018
                 Shares

Beyond Meat, Inc.
Common Stock

This is the initial public offering of shares of common stock of Beyond Meat, Inc. Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $     and $     per share.
We have applied to list our common stock on the Nasdaq Global Market under the symbol “BYND.”
We are an “emerging growth company,” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses	$	$
___________________

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters a 30-day option to purchase up to               additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions, solely to cover the underwriters’ option to purchase additional shares.
The underwriters expect to deliver the shares of common stock to purchasers on or about               ,           .

Goldman Sachs & Co. LLC	J.P. Morgan	Credit Suisse

BofA Merrill Lynch	Jefferies	William Blair
Prospectus dated               ,

NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN ANY FREE WRITING PROSPECTUSES WE HAVE PREPARED. NEITHER WE NOR THE UNDERWRITERS TAKE RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.
“The Beyond Burger,” ”Beyond Beef,” “Beyond Chicken,” “Beyond Meat,” “Beyond Sausage,” “The Cookout Classic” and “The Future of Protein” and “The Future of Protein Beyond Meat” and design are registered trademarks of Beyond Meat, Inc. in the United States and, in some cases, in certain other countries. All other brand names or trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

INDUSTRY AND MARKET DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed below, our internal research and knowledge of the meat industry and plant-based protein market. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.
Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

•	BMI Research, a division of Fitch Solutions (“BMI”), research data, August 6, 2018;

•	Mintel Group Ltd., US Non-Dairy Milk Market Report, September 2017 (the “Mintel Report”);

•	The World Resources Institute, Creating a Sustainable Food Future, 2013 (the “WRI Report”);

•	The Organisation for Economic Cooperation and Development (“OECD”), Meat consumption (indicator). doi: 10.1787/fa290fd0-en (Accessed on 13 October 2018);

•	The World Health Organization (“WHO”), Q&A on the carcinogenicity of the consumption of red meat and processed meat, October 2015 ;

•	Agricultural Outlook, Edition 2017 of the OECD and Food and Agriculture Organization of the United Nations (“FAO”) (the “OECD-FAO Report”);

•
Climate Change 2014: Synthesis Report. Contribution of Working Groups I, II and III to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change (Core Writing Team, R.K. Pachauri and L.A. Meyer (eds.)). Intergovernmental Panel on Climate Change (“IPCC”), Geneva, Switzerland, 151 pp. (the “IPCC Report”);

•	WHO-FAO Public Expert Consultation on diet, nutrition and the prevention of chronic diseases: process, product and policy implications 2004 (the “WHO-FAO Report”);

•	Livestock’s Long Shadow-Environmental Issues and Options, FAO, 2006;

•	Plant Based Foods Association 2018 Retail Sales Data for Plant-Based Foods (the “PBFA Report”);

•	Plant Based Diet Associated with Less Heart Failure Risk Report, presented at the American Heart Association scientific meeting, November 13, 2017;

•	U.S. Bureau of Labor Statistics, Unemployment Rate for Columbia, Missouri (June 2018); and

•
Heller, Martin C. and Gregory A. Keoleian. (2018) “Beyond Meat's Beyond Burger Life Cycle Assessment: A detailed comparison between a plant-based and an animal-based protein source.” CSS Report, University of Michigan: Ann Arbor 1-38.

PROSPECTUS SUMMARY
This summary highlights certain significant aspects of our business and this offering and is a summary of information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and related notes thereto included in this prospectus, before making an investment decision. In this prospectus, the terms “Beyond Meat,” “we,” “us,” “our” and “the company” refer to Beyond Meat, Inc.
Overview
Beyond Meat is one of the fastest growing food companies in the United States, offering a portfolio of revolutionary plant-based meats. We build meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional benefits of eating our plant-based meat products. Our brand commitment, “Eat What You Love,” represents our strong belief that by eating our plant-based meats, consumers can enjoy more, not less, of their favorite meals, and by doing so, help address concerns related to human health, climate change, resource conservation and animal welfare. The success of our breakthrough innovation model and products has allowed us to appeal to a broad range of consumers, including those who typically eat animal-based meats, positioning us to compete directly in the $1.4 trillion global meat industry.
To capture this broad market opportunity, we have developed three core plant-based product platforms that align with the largest meat categories globally: beef, pork and poultry. We create our plant-based products using proprietary scientific processes that determine the architecture of the animal-based meat we are seeking to replicate and then we assemble it using plant-derived amino acids, lipids, trace minerals and water. We are focused on continually improving our products so that they are, to the human sensory system, indistinguishable from their animal-based counterparts.
Our flagship product is The Beyond Burger, the world’s first 100% plant-based burger merchandised in the meat case of grocery stores. The Beyond Burger is designed to look, cook and taste like traditional ground beef. Our products are currently available in approximately 27,000 points of distribution primarily in the United States as well as several other countries, across mainstream grocery, mass merchandiser and natural retailer channels, and various food-away-from-home channels, including restaurants, foodservice outlets and schools. We enjoy a strong base of well-known retail and foodservice customers that continues to grow.
Research, development and innovation are core elements of our business strategy and we believe they represent a critical competitive advantage for us. Through our Rapid and Relentless Innovation Program, our team of scientists and engineers focuses on making continuous improvements to our existing product formulations and developing new products across our plant-based beef, pork and poultry platforms. Our state-of-the-art Manhattan Beach Project Innovation Center in El Segundo, California brings together leading scientists from chemistry, biology, material science, food science and biophysics disciplines who work together with process engineers and culinary specialists to pursue our vision of perfectly building plant-based meat.
We have experienced strong revenue growth over the past few years, increasing our net revenues from $8.8 million in 2015 to $32.6 million in 2017, representing a 92% compound annual growth rate. We have generated losses since inception. Net loss in 2016 was $25.1 million compared to $30.4 million in 2017, an increase of $5.3 million, as we invested in innovation and the growth of our business. Going forward, we intend to continue to invest in innovation, supply chain capabilities, manufacturing and marketing initiatives as we believe the demand for our products will continue to accelerate across both retail and foodservice channels as well as internationally.

The Beyond Meat Strategic Difference

•	Unique Approach to the Product
We employ a revolutionary and unique approach to create our products , with a goal of delivering the same satisfying taste, texture and aroma as the animal-based meats we seek to replicate. In our Manhattan Beach Project Innovation Center , our scientists and engineers continuously improve our products to replicate the sensory experience of animal-based meat . Through our investment in innovation, we have pioneered products like The Beyond Burger and Beyond Sausage, which we believe closely replicate the sensory experience of meat—from the look of the package and raw product, to the sizzle on the grill, to the juicy and protein-packed satisfaction of biting into a “meaty” burger or sausage.

•	Unique Approach to the Market
Our breakthrough product innovations have enabled a paradigm shift in both marketing and target audience—tapping into the curious and enthusiastic pull from mainstream consumers for delicious and satisfying yet better-for-you plant-based meats. At one of the nation’s largest conventional grocers, Kroger, 93% of Beyond Burger buyers over the 51-week period ended June 18, 2018 also purchased animal protein during the same period, which evidences Beyond Meat’s appeal to meat-loving consumers.
Instead of marketing and merchandising The Beyond Burger to vegans and vegetarians (who represent less than 5% of the U.S. population), we request that the product be sold in the meat case at grocery retailers, where meat-loving consumers are accustomed to shopping for center-of-plate proteins. We believe merchandising in the meat case in the retail channel has helped drive greater brand awareness with our end consumers. The Beyond Burger is now carried by approximately 11,000 of our 17,000 grocery store customers across the United States.
Reflecting the strength and value of the Beyond Meat brand to its partners, many of our restaurant, hotel and other foodservice customers choose to prominently feature our brand name on their menu and within item descriptions, in addition to displaying Beyond Meat branded signage throughout their venue. We believe that we have established our brand as one with “halo” benefits to our partners, as evidenced by the speed of adoption by key partners. For example, Beyond Meat was the fastest new-product launch in the history of both A&W Canada and TGI Fridays, and a number of our key partners are investing their own resources to tap into our brand and product awareness. Our products are now carried by approximately 10,000 restaurant and foodservice outlets across the United States.
Our recent success with A&W Canada illustrates the growing international demand for our products. We launched in Europe in August 2018 through contracts with three major distributors and have also received strong expressions of interest from some of Europe’s largest grocery and restaurant chains. We intend to establish production capabilities there in 2019.  Additionally, for several years we have maintained a presence and generated brand awareness in Hong Kong through our local distributor and expect further expansion in Asia over time.

•	Unique Approach to Our Brand
Our mission is to create nutritious plant-based meats that taste delicious and deliver a consumer experience indistinguishable from that provided by animal-based meats. We believe our brand commitment, “Eat What You Love,” encourages consumers to eat more, not less, of the traditional dishes they enjoy by using our products, while feeling great about the health, sustainability, and animal welfare benefits associated with consuming plant-based protein. Consumers and the media are enthusiastic about the concept of an authentically meaty tasting plant-based burger and drove more than 4.0   billion earned media impressions in 2017, which are growing at an even faster pace in 2018—with 6.8   billion earned media impressions between January and August 2018.

Our Industry and Market Opportunity
We operate in the large and global meat industry, which is comprised of fresh and packaged animal-based meats for human consumption. According to data from BMI, the meat industry is the largest category in food and in 2017 generated estimated sales across retail and foodservice channels of approximately $270 billion in the United States and approximately $1.4 trillion globally.
We believe that consumer awareness of the perceived negative health, environmental and animal-welfare impacts of animal-based meat consumption has resulted in a surge in demand for viable plant-based protein alternatives. A key analogy for both the approach to and the scale of our opportunity is the strategy by which the plant-based dairy industry captured significant market share of the dairy industry. In the United States, the current size of the non-dairy milk category is equivalent to approximately 13% of the size of the dairy milk category. According to the Mintel Report, the non-dairy milk category in the United States was estimated to be approximately $2 billion in 2017. The success of the plant-based dairy industry was based on a strategy of creating plant-based dairy products that tasted better than previous non-dairy substitutes, packaged and merchandised adjacent to their dairy equivalents. We believe that by applying the same strategy to the plant-based meat category, it can grow to be at least the same proportion of the approximately $270 billion meat category in the United States, which over time would represent a category size of $35 billion in the United States alone. As a market leader in the plant-based meats category, we believe we are well-positioned to capture and drive a significant amount of this category growth. We also believe there is a significant international market opportunity for our products.
Our Competitive Strengths
We believe that the following strengths position us to generate significant growth and pursue our objective to become a leader in the global meat category.
Dedicated Focus on Innovation. We invest significant resources in our innovation capabilities to develop plant-based meat alternatives to popular animal-based meat products. Our innovation team, comprised of approximately 40 scientists, engineers, researchers, technicians and chefs, has delivered several unique plant-based meat breakthroughs, as well as continuous improvements to existing products. We are able to leverage what we learn about taste, texture and aroma across our platform and apply this knowledge to each of our product offerings. In addition, we recently opened our 30,000 square foot Manhattan Beach Project Innovation Center in El Segundo, California, which is ten times the size of our previous lab space. In our new innovation center we have a strong pipeline of products in development and can more rapidly transition our research from benchtop to scaled production. As our knowledge and expertise deepens, our pace of innovation is accelerating, allowing for reduced time between new product launches. After taking multiple years to develop the first Beyond Burger, it took us less than a year to develop a new version with improved taste, texture and aroma attributes. This newer version of The Beyond Burger is already being sold by A&W Canada, generating enthusiastic comparisons to traditional beef. We expect this faster pace of product introductions and meaningful enhancements to existing products to continue as we innovate within our core plant-based platforms of beef, pork and poultry.
Brand Mission Aligned with Consumer Trends. Our brand is uniquely positioned to capitalize on growing consumer interest in great-tasting, nutritious, convenient, higher protein content and plant-based foods. We have also tapped into growing public awareness of major issues connected to animal protein, including human health, climate change, resource conservation and animal welfare. Simply put, our products aim to enable consumers to “Eat What You Love” without the downsides of conventional animal protein. We have built a powerful brand with broad demographic appeal and a passionate consumer base. Our brand awareness is driven by strong social marketing, with over 1.0 million combined social media and newsletter followers as of August 2018, more than 4.0 billion media impressions in 2017 and 6.8 billion media impressions between January and August 2018. Our audience continues to grow from the attention generated by our large following of celebrities, influencers and brand ambassadors who identify with our mission.

Product Portfolio Generates Significant Demand from Retail and Restaurant Customers. Rapidly growing sales of our products by both our retail and restaurant partners have helped us foster strong relationships in a relatively short period of time. We provide our retailers with exciting new products in the meat case, where innovation rarely occurs. Many of our retail customers have experienced increasing levels of velocity of our products, measured by units sold per month per store, as well as repeat purchases. Our restaurant customers are excited by the opportunity to differentiate their menu offering and attract new customers by partnering with Beyond Meat and are seeking new ways to further promote our product. In summer 2018, A&W Canada, the country’s second largest burger chain, ran an advertising campaign promoting The Beyond Burger as an exciting new product offering to drive consumer traffic. We believe their choice to feature The Beyond Burger demonstrates the marketing power of our brand and overall consumer excitement for our product.
Experienced and Passionate Executive Management Team. We are led by a proven and experienced executive management team. Ethan Brown, our founder, President and Chief Executive Officer, has significant experience in clean tech and a natural appreciation for animal agriculture. Seth Goldman, our Executive Chair, has extensive experience working at fast-growing brands in the food and beverage industry. The other members of our executive management team have an average of 21 years of industry experience, having driven growth at both consumer packaged goods companies and high growth businesses. We believe this blend of talent gives us tremendous insights and capabilities to create demand and fulfill it in a scalable, profitable and sustainable way.
Our Growth Strategy
Pursue Top-line Growth Across our Distribution Channels. We believe there is a significant opportunity to expand Beyond Meat well beyond our current retail and restaurant and foodservice footprint of approximately 27,000 points of distribution across the United States and abroad.

•
Retail: We have a significant opportunity to grow our sales within U.S. retail by focusing on increasing sales at our existing points of distribution, as well as increasing sales of new products. We also expect to grow our U.S. retail distribution by establishing commercial relationships with new customers.

•
Restaurant and Foodservice: Our products are currently being served in approximately 10,000 restaurant and foodservice outlets. We plan to continue to aggressively expand our network of restaurant and foodservice partners.

•
International: We believe there is significant demand for our products across the globe in retail and restaurant and foodservice channels. We are increasing production for sales in Canada and Europe and have established and seek to establish additional relationships with distributors in other geographies for future expansion.

Invest in Infrastructure and Capabilities. We are committed to prioritizing investment in our infrastructure and capabilities in order to support our strategic expansion plans. This year, we commenced production at a new state-of-the-art manufacturing facility and entered into relationships with several co-manufacturers to significantly increase our production capacity. By the end of the first quarter of 2019, we expect to triple our monthly production capacity as compared to the end of the second quarter of 2018.
We have plans to unlock additional capacity both domestically and internationally in 2019. We are continuing to hire experienced employees in our sales, marketing, operations, innovation and finance teams to support our rapid growth.
Expand Our Product Offerings. The successes of The Beyond Burger and Beyond Sausage products have confirmed our belief that there is significant demand for additional plant-based meat products. We intend to strengthen our product offering by improving the formulations for our existing portfolio of products, and by creating new products that expand the portfolio. We are continuously refining our products to improve their taste, texture and aroma. In addition, we are committed to increasing our investment in R&D to continue to innovate within our core plant-based platforms of beef, pork and poultry to create exciting new product lines and improve the formulations for our existing portfolio of products.
Continue to Grow Our Brand. We plan to continue to create relevant content with our network of celebrities, influencers and brand ambassadors, who have successfully built significant brand awareness by supporting our mission and products. We also intend to expand our field marketing efforts to sample products directly with consumers in stores and at relevant events.
Remain Mission Focused and True to Our Values. We are a mission-driven business with long-standing core values. We strive to operate in an honest, socially responsible and environmentally sustainable manner and are committed to help solve the major health and global environmental issues which we believe are caused by an animal-based protein diet and existing meat industry practices. We believe our authentic and long-standing commitment to these issues better positions us to build loyalty and trust with current consumers and helps attract new ones. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled work force committed to our mission and our enterprise.
Risks Associated with Our Business
Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability. We have experienced net losses in each year since our inception and we may therefore not be able to achieve or sustain profitability in the future.

•	If we fail to effectively expand our manufacturing and production capacity, our business and operating results and our brand reputation could be harmed.

•
Because we rely on a limited number of raw materials to create our products and a limited number of third-party suppliers to supply our raw materials, we may not be able to obtain raw materials on a timely basis, at cost effective pricing or in sufficient quantities to produce our products and we may not be able to produce our products or meet the demand for our products.

•	Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of pea protein that meets our standards.

•
We rely on sales to a limited number of distributors and retailers for the substantial majority of our sales, and the loss of one or more such distributors or retailers may harm our business. We do not have any contracts with our distributors and retailers that require the purchase of a minimum amount of our products. The absence of such contracts could result in periods during which we must continue to pay costs and service indebtedness with reduced sales.

•
We do not currently have any written contracts with co-manufacturers. The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our products and would have a material adverse effect on our business.

•
We face intense competition in our market from our competitors, including manufacturers of animal-based meat products, and potential competitors and may lack sufficient financial or other resources to compete successfully.

•
We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

•
Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

•
Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

•
Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

•	Sales of The Beyond Burger contribute a significant portion of our revenue. A reduction in sales of The Beyond Burger would have an adverse effect on our financial condition.

•
The primary components of all of our products are manufactured in our two Columbia, Missouri facilities and any damage or disruption at these facilities may harm our business. Moreover, Columbia, Missouri has a tight labor market and we may be unable to hire and retain employees at these facilities.

•	We may not successfully ramp up operations at our new Columbia, Missouri facility or this facility may not operate in accordance with our expectations.

•
Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow. In addition, if we fail to cost-effectively acquire new customers or retain our existing customers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

•
If we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience.

•
Our operations are subject to U.S. Food and Drug Administration, or FDA, regulation and state regulation, and there is no assurance that we will be in compliance with all regulations. Any changes in applicable laws, regulations or policies of the FDA or U.S. Department of Agriculture, or USDA, that relate to the use of the word “meat” in connection with plant-based protein products could adversely affect our business, prospects, results of operations or financial condition.

•	We are or will be subject to international regulations that could adversely affect our business and results of operations.
Our Corporate Information
Beyond Meat, Inc. was incorporated in Delaware on April 8, 2011 originally under the name “J Green Natural Foods Co.” On October 5, 2011, we changed our corporate name to “Savage River, Inc.,” with “Beyond Meat” being our “doing business as” name. On September 7, 2018, we changed our corporate name to “Beyond Meat, Inc.” Our principal executive offices are located at 1325 East El Segundo Blvd., El Segundo, CA 90245, and our telephone number is (866) 756-4112. Our website address is www.beyondmeat.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding advisory votes on executive compensation;

•
exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•
exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. See “Risk Factors—Risks Related to Being a Public Company” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The Offering
The following information assumes that the underwriters do not exercise their option to purchase additional shares in the offering. See “Underwriting.”

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Option to purchase additional shares of common stock
The underwriters have an option to purchase a maximum of                additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds
We intend to use the net proceeds from this offering to invest in current and additional manufacturing facilities and expand our research and development and our sales and marketing capabilities, as well as for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Listing	We have applied to list our common stock on the Nasdaq Global Market under the symbol “BYND.”
Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. For further information regarding our directed share program, see "Underwriting."

Material U.S. federal income tax considerations for non‑U.S. holders
For a discussion of the material U.S. federal income tax considerations that may be relevant to prospective investors who are non-U.S. holders, please see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock.”

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before investing in our common stock.

We refer to our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock, Series G convertible preferred stock and Series H convertible preferred stock as our “convertible preferred stock” in this prospectus. In this prospectus, we refer to our outstanding warrants as either warrants to purchase shares of convertible preferred stock or warrants to purchase shares of common stock.

Except as otherwise indicated, all information in this prospectus is based upon 67,625,356 shares of our common stock (including 419,420 unvested shares of restricted common stock subject to our repurchase right) outstanding as of December 31, 2017, and excludes:

•	6,310,312 shares of our common stock issuable upon exercise of stock options outstanding as of December 31, 2017, having a weighted-average exercise price of $0.58 per share;

•	shares of our common stock issuable upon exercise of stock options granted after December 31, 2017, having a weighted-average exercise price of $ per share;

•
           shares of common stock reserved for future grant or issuance under our 2011 Equity Incentive Plan, or the 2011 Plan (which includes 1,919,799 shares of our common stock reserved for future grant or issuance under our 2011 Plan as of December 31, 2017, and              shares of our common stock that will be added to the shares reserved for future grant or issuance under our 2011 Plan in connection with the amendment and restatement of our 2011 Plan which will become effective in connection with this offering and will contain provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”;

•
182,533 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series B convertible preferred stock outstanding as of December 31, 2017, having an exercise price of $0.71 per share; and

•
58,607 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series E convertible preferred stock outstanding as of December 31, 2017, having an exercise price of $2.45 per share.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•
the automatic conversion upon the closing of this offering of all of our outstanding shares of convertible preferred stock as of December 31, 2017 on a one-for-one basis into an aggregate of 59,038,957  shares of common stock;

•
the automatic conversion of warrants to purchase an aggregate of 241,140  shares of convertible preferred stock into warrants to purchase an aggregate of 241,140  shares of common stock upon the closing of this offering;

•	no exercise or termination of outstanding stock options or warrants after December 31, 2017;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us.

Summary Financial Data
The following table sets forth summary financial data for the periods and at the dates indicated. The statement of operations data for the years ended December 31, 2016 and 2017 and the summary balance sheet data as of December 31, 2017 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future periods. You should read the following financial information together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
(in thousands, except share and per share data)	2016	2017
Statements of Operations Data:
Net revenues	$16,182	$32,581
Cost of goods sold	$22,494	$34,772
Restructuring expenses	$—	$3,509
Total operating expenses	$18,454	$26,374
Loss from operations	$(24,766)	$(28,565)
Total other expense	$(380)	$(1,814)
Loss before income taxes	$(25,146)	$(30,379)
Income tax expense	$3	$5
Net loss	$(25,149)	$(30,384)

Net loss per share attributable to common stock
Basic and diluted(1)	$(3.67)	$(3.71)
Pro forma net income per share attributable to common stock
Basic and diluted(1)		$(0.45)

(in thousands)	As of December 31, 2017
Balance Sheet Data:	Actual	Pro Forma(2)	Pro Forma as Adjusted (3)
Cash	$39,035	$39,035
Working capital(4)	$39,819	$39,819
Total assets	$66,463	$66,463
Total debt	$4,915	$4,915
Convertible preferred stock	$148,194	$—
Accumulated stockholders’ deficit	$(95,913)	$52,831

Non-GAAP Financial Data:
Adjusted EBITDA(5)	$(21,957)	$(17,557)
___________________

(1)
For the calculation of basic and diluted income (loss) per share and pro forma basic and diluted net income per share, see notes 7 and 11 to our financial statements included elsewhere in this prospectus.

(2)	The pro forma balance sheet gives effect to the conversion of all outstanding preferred stock to common stock on a 1-for-1 basis at the closing of this offering.

(3)
The pro forma as adjusted balance sheet gives effect to the conversion of all outstanding preferred stock to common stock on a 1-for-1 basis at the closing of this offering and to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us.

(4)	Working capital is defined as total current assets minus total current liabilities.

(5)
Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. We define adjusted EBITDA as net loss adjusted to exclude, when applicable, income tax expense, interest expense, depreciation and amortization expense, restructuring expenses, share-based compensation expense, inventory losses from termination of an exclusive supply agreement with a co-manufacturer and costs of termination of an exclusive supply agreement with the same co-manufacturer.

There are a number of limitations related to the use of adjusted EBITDA rather than net loss, which is the most directly comparable GAAP measure. Some of these limitations are:

•
adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•	adjusted EBITDA does not reflect restructuring expenses that reduce cash available to us;

•	adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;

•	adjusted EBITDA does not reflect other income (expense) that may increase or decrease cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, we consider, and you should consider, adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP. Below we have provided a reconciliation of adjusted EBITDA to net loss, as reported, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods presented. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. How we define and calculate adjusted EBITDA may not be comparable to similarly titled measures of other organizations, due to differences in how we and other organizations calculate this measure, and therefore you should be cautious in drawing comparisons based on these non-GAAP measures.
The following table presents the reconciliation of adjusted EBITDA to its most comparable GAAP measure, net loss, as reported.

	Year Ended December 31,
(in thousands)	2016	2017
Net loss, as reported	$(25,149)	$(30,384)
Income tax expense	3	5
Interest expense	380	1,002
Depreciation and amortization expense	2,074	3,181
Restructuring expenses(a)	—	3,509
Inventory losses from termination of exclusive supply agreement(b)	—	2,440
Costs of termination of exclusive supply agreement(c)	—	1,213
Share-based compensation expense	735	665
Other, net(d)	—	812
Adjusted EBITDA	$(21,957)	$(17,557)
___________________

(a)
In connection with the termination of an exclusive supply agreement with a co-manufacturer in May 2017, we recorded restructuring expenses related to the impairment write-off of long-lived assets, primarily comprised of certain unrecoverable equipment located at the co-manufacturer’s site and company-paid leasehold improvements to the co-manufacturer’s facility, and legal and other expenses associated with the dispute with the co-manufacturer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Legal Proceedings” elsewhere in this prospectus.

(b)	Consists of additional charges related to inventory losses incurred as a result of termination of an exclusive supply agreement with a co-manufacturer and is recorded in cost of goods sold.

(c)	Consists of additional charges incurred as a result of termination of an exclusive supply agreement with a co-manufacturer and is recorded in selling, general and administrative expenses.

(d)	Includes expenses primarily associated with the conversion of our convertible notes and remeasurement of our preferred stock warrant liability.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected. In this case, the trading price of our common stock would likely decline and you might lose part or all your investment in our common stock.
Risks Related to Our Business, Our Brand, Our Products and Our Industry
We have a history of losses, and we may be unable to achieve or sustain profitability.
We have experienced net losses in each year since our inception. In the years ended December 31, 2016 and 2017, we incurred net losses of $25.1 million and $30.4 million, respectively. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to increase our customer base, supplier network and co-manufacturing partners, expand our marketing channels, invest in our distribution and manufacturing facilities, hire additional employees and enhance our technology and production capabilities. Our expansion efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenues and margins sufficiently to offset the anticipated higher expenses. We incur significant expenses in developing our innovative products, building out our manufacturing facilities, obtaining and storing ingredients and other products and marketing the products we offer. In addition, many of our expenses, including the costs associated with our existing and any future manufacturing facilities, are fixed. Accordingly, we may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.
If we fail to effectively expand our manufacturing and production capacity, our business and operating results and our brand reputation could be harmed.
We currently do not have sufficient capacity to meet our customers’ demands and to satisfy increased demand, we need to expand our operations, supply and manufacturing capabilities. However, there is risk in our ability to effectively scale production processes and effectively manage our supply chain requirements. We must accurately forecast demand for our products in order to ensure we have adequate available manufacturing capacity. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) in order to meet the demand for our products, which could prevent us from meeting increased customer demand and harm our brand and our business and in some cases may result in fines we must pay customers or distributors if we are unable to fulfill orders placed by them in a timely manner or at all.
However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, if we experience disruptions or delays in our supply chain, or if we cannot obtain raw materials of sufficient quantity and quality at reasonable prices, our business, financial condition and results of operations may be materially adversely affected.
Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products.
We rely on a limited number of vendors to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or pricing to raw materials. Any of our suppliers could discontinue or seek to alter their relationship with us. For example, we may be adversely affected if they raise their prices, stop selling to us or our co-manufacturers or enter into arrangements that impair their ability to provide raw materials for us.

We have one single source supplier for the pea protein used in our fresh products. During 2017, products that contain pea protein from this supplier represented approximately 48% of our net revenues. Any disruption in this supplier relationship would have a material adverse effect on our business. We have in the past experienced interruptions in the supply of pea protein from this supplier that resulted in delays in delivery to us, and we could experience similar delays in the future. For more information regarding contract terms, see the section of this prospectus captioned “Business—Roquette Supply Agreement.”
This supplier manufactures its pea protein at a limited number of facilities. A natural disaster, fire, power interruption, work stoppage or other calamity affecting these facilities, or any interruption in its operations, could negatively impact our ability to obtain required quantities of pea protein in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition.
Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters, fires or other catastrophic occurrences. We continuously seek alternative sources of protein to use in our products, but we may not be successful in diversifying the raw materials we use in our products.
If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.
Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of pea protein that meets our standards.
Our ability to ensure a continuing supply of ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow certain crops such as Canadian and European yellow peas, the vagaries of these farming businesses (including poor harvests impacting the quality of the peas grown), changes in national and world economic conditions and our ability to forecast our ingredient requirements. The high quality ingredients used in many of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, quality ingredients. In addition, we purchase some ingredients offshore, and the availability of such ingredients may be affected by events in other countries, including France and Canada. We also compete with other food producers in the procurement of ingredients, and this competition may increase in the future if consumer demand for plant-based protein products increases. If supplies of quality ingredients are reduced or there is greater demand for such ingredients from us and others, we may not be able to obtain sufficient supply that meets our strict quality standards on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers and may adversely affect our business, results of operations and financial condition.
We rely on sales to a limited number of distributors and retailers for the substantial majority of our sales, and the loss of one or more significant distributors or retailers may harm our business.
A substantial majority of our sales are generated from a limited number of distributors and retailers. Many retailers purchase our products through food distributors which purchase, store, sell, and deliver our products to retailers. For 2017, our largest distributors in terms of their respective percentage of our gross revenues included the following: United Natural Foods, Inc., or UNFI, 38%; KeHE Distributors, LLC, or KeHE, 10%; DOT Foods, Inc., or DOT, 10%. For 2017, sales to Whole Foods Market, or Whole Foods, our largest customer, and its percentage of our gross revenues was 10%. Although the composition of our significant distributors and retailers will vary from period to period, we expect that most of our sales will continue to come from a core number of distributors and retailers for the foreseeable future. We do not have short-term or long-term commitments or minimum purchase volumes that ensure future sales of our products. As a result, we could have periods with lower orders for our products while still incurring costs related to workforce, maintenance, marketing, general corporate expenses and debt service and we may not be able to find new retailers to supplement periods where we experience few or no purchase orders. Conversely, from time to time, we may experience unanticipated increases in orders of our products from these retailers that can create supply chain problems and may result in unfilled purchase orders. If we are unable to meet such increases orders of our products, our reputation with these retailers may be harmed. Such unanticipated fluctuations in product requirements by these retailers could also result in fluctuations in our results from quarter to quarter. Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant distributors or retailers. A distributor or retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channels, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Our agreements with our distributors and retailers may be canceled if we materially breach the agreements or for other reasons, including reasons outside of our control. In addition, our distributors and retailers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales or anticipated sales to, one or more of our most significant distributors or retailers may have a material adverse effect on our business, results of operation and financial condition.
Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability.
Supermarkets in North America and the European Union, continue to consolidate. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business.
The loss of any large customer, the reduction of purchasing levels or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability.
We do not currently have any written contracts with our co-manufacturers. Loss of one or more of our co-manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.
A significant amount of our revenue is derived from products manufactured at manufacturing facilities owned and operated by our co-manufacturers. We do not currently have written manufacturing contracts with our co-manufacturers, including CLW Foods LLC and FLP Food LLC that co-manufacture our top selling products. Because of the absence of such contracts, any of our co-manufacturers could seek to alter or terminate its relationship with us at any time, leaving us with periods during which we have limited or no ability to manufacture our products. If we need to replace a co-manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.
An interruption in, or the loss of operations at, one or more of our co-manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters at one or more of these facilities, could delay, postpone or reduce production of some of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.
We believe there are a limited number of competent, high-quality co-manufacturers in the industry that meet our strict quality and control standards, and as we seek to obtain additional or alternative co-manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. Therefore, the loss of one or more co-manufacturers, any disruption or delay at a co-manufacturer or any failure to identify and engage co-manufacturers for new products and product extensions could delay, postpone or reduce production of our products, which could have a material adverse effect on our business, results of operations and financial condition.
We may not be able to compete successfully in our highly competitive market.
We operate in a highly competitive market. Numerous brands and products compete for limited retailer shelf space and consumers. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.
We compete with conventional animal-protein companies such as Cargill, Hormel, JBS, Tyson and WH Group (including its Smithfield division), who may have substantially greater financial and other resources than us. They may also have lower operational costs, and as a result may be able to offer conventional animal meat to customers at lower costs than plant-based meat. This could cause us to lower our prices, resulting in lower profitability or, in the alternative, cause us to lose market share if we fail to lower prices.
We also compete with other food brands, including, but not limited to, Boca Foods, Field Roast Grain Meat Co., Gardein, Impossible Foods, Lightlife, Morningstar Farms and Tofurky, and with companies which may be more innovative, have more resources and be able to bring new products to market faster and to more quickly exploit and serve niche markets such as lab-grown or “clean meat.” Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies may acquire our competitors or launch their own plant-based protein products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products and we may be unable to retain the placement of our products in meat cases to effectively compete with animal-protein products. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability. See “Business—Competition.”
We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.
Since our inception, substantially all of our resources have been dedicated to the development of our three core plant-based product platforms of beef, pork and poultry. Net cash used in operating activities was $23.5 million and $25.3 million for 2016 and 2017, respectively. As of December 31, 2017, we had working capital of $39.8 million, and cash of $39.0 million. Net cash used in investing activities was $5.0 million and $8.1 million for 2016 and 2017, respectively, and with respect to 2016, related to purchases of property, plant and equipment, principally to support the development and production of The

Beyond Burger, and with respect to 2017, related to the build-out and equipping of our Manhattan Beach Project Innovation Center. Net cash provided by financing activities in 2016 and 2017 was $31.9 million and $55.4 million, respectively, primarily due to the net proceeds from our issuance of convertible preferred stock and net borrowings under a revolving credit facility and a term loan facility.
We believe that we will continue to expend substantial resources for the foreseeable future as we expand into additional markets we may choose to pursue. These expenditures are expected to include costs associated with research and development, manufacturing and supply, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.
After giving effect to the anticipated net proceeds from this offering, we expect that our existing cash will be sufficient to fund our planned operating expenses, capital expenditure requirements and debt service payments through at least the next 12 months. However, our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Our future capital requirements depend on many factors, including:

•	the number and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;

•	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

•	any lawsuits related to our products or commenced against us, including the costs associated with our current litigation with a former co-manufacturer;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.
Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate our manufacturing, research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to generate revenue and achieve profitability.
Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.
We believe our consumers rely on us to provide them with high-quality plant-based protein products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur. In addition, in 2017, before our products were shipped to distributors or customers, we discovered, through our quality control process, that certain of our products manufactured by a former co-manufacturer were contaminated with salmonella. There is no assurance that this health risk will always be preempted by our quality control processes.
We have no control over our products once purchased by consumers. Accordingly, consumers may prepare our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.
Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality plant-based protein products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.
The growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our sales and profits could be negatively impacted.
Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.
Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our suppliers, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.
The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation.

The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.
In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Recently issued FDA regulations will require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.
Sales of The Beyond Burger contribute a significant portion of our revenue. A reduction in sales of The Beyond Burger would have an adverse effect on our financial condition.
The Beyond Burger accounted for approximately 48% of our gross revenues for the year ended December 31, 2017. The Beyond Burger is our flagship product and has been the focal point of our development and marketing efforts, and we believe that sales of The Beyond Burger will continue to constitute a significant portion of our revenues, income and cash flow for the foreseeable future. We cannot be certain that we will be able to continue to expand production and distribution of The Beyond Burger, or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of The Beyond Burger could have a material adverse effect on our business, financial condition and results of operations.
The primary components of all of our products are manufactured in our two Columbia, Missouri facilities and any damage or disruption at these facilities may harm our business. Moreover, Columbia, Missouri has a tight labor market and we may be unable to hire and retain employees at these facilities.
A significant portion of our operations are located in our two Columbia, Missouri facilities. A natural disaster, fire, power interruption, work stoppage or other calamity at one or both of these facilities would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our machinery or inventory were damaged, we would be unable to meet our contractual obligations and cannot predict when, if at all, we could replace or repair such machinery, which could materially adversely affect our business, financial condition and operating results.
Our plans for addressing our rapid growth include expanding operations at our Columbia, Missouri facilities. In this tight labor market, we may be unable to hire and retain skilled employees, which will severely hamper our expansion plans, product development and manufacturing efforts. As of June 2018, the Columbia area had an unemployment rate of 2.6%. As a result of this tight labor market, we currently rely on temporary workers in addition to full-time employees, and in the future, we may be unable to attract and retain employees with the skills we require, which could impact our ability to expand our operations.
We may not successfully ramp up operations at our new Columbia, Missouri facility or this facility may not operate in accordance with our expectations.
In June 2018, we commenced manufacturing operations in our new Columbia, Missouri facility and expect to ramp up the facility to full production by December 2019. Any substantial delay in bringing this facility up to full production on our current schedule may hinder our ability to produce all of the product needed to meet orders and/or achieve our expected financial performance. Opening this facility has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. In addition, we will need to hire and retain more skilled employees to operate the expanded facility in this tight labor market. Even if our new Columbia, Missouri facility is brought up to full production according to our current schedule, it may not provide us with all of the operational and financial benefits we expect to receive.
Our Columbia, Missouri facilities and the manufacturing equipment we use to produce our products is costly to replace or repair and may require substantial lead-time to do so. For example, our estimate of throughput or our extrusion capacity may be impacted by disruption from extruder lead-in time, calibration, maintenance and unexpected delays. In addition, our ability to procure new extruders may face more lengthy lead times than is typical. We may also not be able to find suitable alternatives with co-manufacturers to replace the output from such equipment on a timely basis and at a reasonable cost. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure or delays in raw material deliveries. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all. We have property and business disruption insurance in place for our Columbia, Missouri facility; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.
Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow.
A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, including complying with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our innovation staff are continuously testing alternative plant-based proteins to the proteins we currently use in our products, as they seek to find additional protein options to our current ingredients that are more easily sourced, and which retain and build upon the quality and appeal of our current product offerings. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.
Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed.
If we fail to cost-effectively acquire new customers or retain our existing customers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.
Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new customers, to retain existing customers, and to keep existing customers engaged so that they continue to purchase products from us. If we are unable to cost-effectively acquire new customers, retain our existing customers or keep existing customers engaged, our business, financial condition and operating results would be materially adversely affected. Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase products from us. We may lose loyal customers to our competitors if we are unable to meet customers’ orders in a timely manner.

If we fail to manage our future growth effectively, our business could be materially adversely affected.
We have grown rapidly since inception and anticipate further growth. For example, our net revenue increased from $16.2 million at December 31, 2016 to $32.6 million at December 31, 2017. The number of our full-time employees increased from 142 (which included 44 contract employees) at December 31, 2016, to 184 (which included 52 contract employees) at December 31, 2017 and to 281 (which included 108 contract employees) at June 30, 2018. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require significant additional resources to meet our needs, which may not be available in a cost-effective manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, brand, results of operations and financial condition.
We face intense competition in our market from our competitors, including manufacturers of animal-based meat products, and potential competitors and may lack sufficient financial or other resources to compete successfully.
Our future success depends, in large part, on our ability to implement our growth strategy of expanding supply and distribution, improving placement of our products, attracting new consumers to our brand and introducing new products and product extensions. Our ability to implement this growth strategy depends, among other things, on our ability to:

•
manage relationships with various suppliers, co-manufacturers, distributors, customers and other third parties, and expend time and effort to integrate new suppliers, co-manufacturers and customers into our fulfillment operations;

•	continue to compete in the retail channel and the restaurant and foodservice channel;

•	secure placement in the meat case for our products;

•	increase our brand recognition;

•	expand and maintain brand loyalty; and

•	develop new product lines and extensions.
We may not be able to implement our growth strategy successfully. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.
We may face difficulties as we expand our operations into countries in which we have no prior operating experience.
We intend to continue to expand our global footprint in order to enter into new markets. This may involve expanding into countries other than those in which we currently operate. It may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business and brand.

We are or will be subject to international regulations that could adversely affect our business and results of operations.
We are or will be subject to extensive regulations internationally where we manufacture, distribute and/or will sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising and distribution of these products. For example, in early 2018, we received an inquiry from Canadian officials about the labeling and composition of products that we export to Canada. We responded promptly to that inquiry, identifying minor formulation changes that we made under Canadian regulations and have not heard more from regulators in Canada. We have continued to export to Canada without further inquiry from Canadian officials. However, if regulators determine that the labeling and/or composition of any of our products is not in compliance with Canadian law or regulations, or if we or our co-manufacturers otherwise fail to comply with applicable laws and regulations, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results.
In addition, with our expanding international operations, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.
Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients derived from Canadian and European yellow peas, mung beans, sunflower seeds, rice, canola oil and coconut oil. In addition, we purchase and use significant quantities of cardboard, film and plastic to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade and agricultural programs. Volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.
If we fail to develop and maintain our brand, our business could suffer.
We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Beyond Meat brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our plant-based product offerings, food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers or co-manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.
Our business is focused on the development, manufacture, marketing and distribution of a line of branded plant-based protein products as alternatives to meat-based protein products. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. If consumer demand for our products decreased, our business and financial condition would suffer. In addition, sales of plant-based protein or meat-alternative products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from plant-based protein to animal-based protein products, economic factors and social trends. A significant shift in consumer demand away from our products could reduce our sales or our market share and the prestige of our brand, which would harm our business and financial condition.
Our revenues and earnings may fluctuate as a result of our promotional activities.
We routinely offer sales discounts and promotions through various programs to customers and consumers which may occasionally result in reduced margins. These programs include rebates, temporary on shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We anticipate that, at times, these promotional activities may adversely impact our net revenues and results of operations.
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.
From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For example, on May 25, 2017, following our termination of our supply agreement with Don Lee Farms, a co-manufacturer, Don Lee Farms filed a lawsuit against us in California state court claiming that we wrongfully terminated the parties’ contract and that we misappropriated their trade secrets by sharing with subsequent co-manufacturers the processes for manufacturing our products-processes which they claim to have developed. On July 27, 2017 we filed a cross-complaint, alleging that Don Lee Farms (1) breached the supply agreement, including by failing to provide saleable product, as certain of our products manufactured by Don Lee Farms were contaminated with salmonella and other foreign objects, and that Don Lee Farms did not take appropriate actions to address these issues; (2) engaged in unfair competition in violation of California’s Unfair Competition Law; and (3) unlawfully converted certain Beyond Meat property, including certain pieces of equipment. Don Lee Farms is seeking unspecified compensatory and punitive damages, declaratory and injunctive relief, including the prohibition of Beyond Meat’s use or disclosure of the alleged trade secrets, and attorneys’ fees and costs. We are seeking monetary damages, restitution of monies paid to Don Lee Farms, and attorneys’ fees and costs. We believe we were justified in terminating the supply agreement with Don Lee Farms, that we did not misappropriate their alleged trade secrets and that Don Lee Farms is liable for the conduct alleged in our cross-complaint. We intend to vigorously defend ourselves against their claims and prosecute our own. However, we cannot assure you that they will not prevail in all or some of their claims against us or that we will prevail in some or all of our claims against Don Lee Farms. If Don Lee Farms succeeds in the lawsuit, we could be required to pay contract damages, reasonably calculated at what we would have paid them to produce our products through 2019, the end of the contract term, and Don Lee Farms could also claim some ownership in the intellectual property that we possess in our products, and thus claim a stake in the value we will derive from that intellectual property going forward.
Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.
Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.
Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.
We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, temporary workers, contractors or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.
Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We periodically change shipping companies, and we could face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all.
Fluctuations in our results of operations for our second and third quarters may impact, and may have a disproportionate effect on our overall financial condition and results of operations.
Our business is subject to seasonal fluctuations that may have a disproportionate effect on our results of operations. Historically, we have realized a higher portion of our net revenues, net income and operating cash flows in our second and third quarters due to weather and related increase in outdoor activities such as barbecues. Any factors that harm our second and third quarters operating results, including disruptions in our supply chain, adverse weather or unfavorable economic conditions, may have a disproportionate effect on our results of operations for the entire year.
Historical quarter-to-quarter and period-over-period comparisons of our sales and operating results are not necessarily indicative of future quarter-to-quarter and period-over-period results. You should not rely on the results of a single quarter or period as an indication of our annual results or our future performance.
Failure to retain our senior management may adversely affect our operations.
Our success is substantially dependent on the continued service of certain members of our senior management, including Ethan Brown, our Chief Executive Officer. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our senior executives.
If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.
Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.
Our employees are employed by a professional employer organization.
We contract with a professional employer organization, or PEO, that administers our human resources, payroll and employee benefits functions. Although we recruit and select our personnel, each of our employees is also an employee of record of the PEO. As a result, our personnel are compensated through the PEO, receive their W-2s from the PEO and are governed by the personnel policies created by the PEO. This relationship permits management to focus on operations and profitability rather than human resource administration, but this relationship also exposes us to some risks. Among other risks, if the PEO fails to adequately withhold or pay employer taxes or to comply with other laws, such as the Fair Labor Standards Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act or state and federal anti-discrimination laws, each of which is outside of our control, we would be liable for such violations, and indemnification provisions with the PEO, if applicable, may not be sufficient to insulate us from those liabilities. Court and administrative proceedings related to these matters could distract management from our business and cause us to incur significant expense. If we were held liable for violations by the PEO, such amounts may adversely affect our profitability and could negatively affect our business and results of operations.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our ability to effectively operate our business.
We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.
We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers, co-manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue a strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage all of which could have a material adverse effect on our business, financial condition or results of operations.
Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.
Adverse and uncertain economic conditions may impact distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of plant-based food products that they purchase where there are conventional animal-based protein offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer and foodservice customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

A major earthquake, tsunami, tornado or other natural disaster could seriously disrupt our entire business.
Our corporate offices and research and development functions are located in El Segundo, California, and our industrial manufacturing facilities are located in Columbia, Missouri. The impact of a major earthquake or tsunami, or both, or other natural disasters in the Los Angeles area, or a tornado or other natural disaster in the Columbia area, on our facilities and overall operations is difficult to predict, but such a natural disaster could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of such a natural disaster. As a result, natural disasters, such as a major earthquake, tsunami or tornado in the Los Angeles or Columbia areas or in areas where our co-manufacturers are located, could lead to substantial losses.
We may be subject to significant liability that is not covered by insurance.
Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such inventory and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.
Climate change may negatively affect our business and operations.
There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as Canadian and European yellow peas, mung beans, sunflowers, rice, canola oil and coconut oil. Due to climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations.
Regulatory Risks
Our operations are subject to FDA governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations.
Our operations are subject to extensive regulation by the FDA, and other federal, state and local authorities. Specifically, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of food. Under this program the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices, or cGMPs, and supplier verification requirements. Our processing facilities, including those of our co-manufacturers, are subject to periodic inspection by federal, state and local authorities. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with cGMPs for the manufacturing of our products that is conducted by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us, or could result in a recall of our product that has already been distributed. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be materially impacted.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us or our co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co-manufacturers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business. See “Business—Government Regulation.”
Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, results of operations and financial condition.
The manufacture and marketing of food products is highly regulated. We, our suppliers and co-manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.
In the United States, we are subject to regulation by various government agencies, including the FDA, Federal Trade Commission, or FTC, Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. We are also regulated outside the United States by various international regulatory bodies. In addition, we are subject to certain standards, such as Global Food Safety Initiative, or GFSI, standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.
The regulatory environment in which we operate could change significantly and adversely in the future. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition. In particular, recent federal and state attention to the naming of plant-based meat products could result in standards or requirements that mandate changes to our current labeling.
Any changes in applicable laws, regulations or policies of the FDA or U.S. Department of Agriculture, or USDA, or state regulators that relate to the use of the word “meat” in connection with plant-based protein products could adversely affect our business, prospects, results of operations or financial condition.
The FDA and the USDA or state regulators could take action to impact our ability to use the term “meat” or similar words (such as “beef”) to describe our products. For example, the state of Missouri recently passed a law prohibiting any person engaged in advertising, offering for sale, or sale of food products from misrepresenting a product as meat that is not derived from harvested production livestock or poultry. While the state of Missouri Department of Agriculture clarified its interpretation that products which include prominent disclosure that the product is “made from plants,” or comparable disclosure such as through the use of the phrase “plant-based,” are not misrepresented under the Missouri law, other regulators could always take a different position.
In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the FDA or other regulators could interpret the use of the term “meat” or any similar phrase(s) to describe our plant-based protein products as false or misleading. Recently, the FDA announced that it will reexamine its enforcement of the standard of identity for milk, the official definition of which involves “lacteal secretion,” which may result in the restriction of the use of the term “milk” to only those products that are animal-based (we note there is no comparable FDA standard of identity for “meat” or other terms that we use to label our products). The USDA has also received a petition from industry requesting that the USDA exclude products not derived from the tissue or flesh of animals that have been harvested in the traditional manner from being labeled and marketed as “meat,” and exclude products not derived from cattle born, raised and harvested in the traditional manner from being labeled and marketed as “beef.” The USDA has not yet responded substantively to this petition, but has indicated that the petition is being considered as a petition for a policy change under the USDA’s regulations. We do not believe that USDA has the statutory authority to regulate plant-based products under the current legislative framework. However, should regulatory authorities take action with respect to the use of the term “meat” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or recall of our products marketed with these terms, we may be required to modify our marketing strategy, and our business, prospects, results of operations or financial condition could be adversely affected.
Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.
If our suppliers or co-manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Additionally, our co-manufacturers are required to maintain the quality of our products and to comply with our product specifications. In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier or co-manufacturer and we may be subject to lawsuits related to such non-compliance by our suppliers and co-manufacturers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, results of operations and financial condition. The failure of any co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss. For example, some of our co-manufacturers also process products with textured vegetable protein, a GMO product and while we require them to process our products in separate designated quarters in their facilities, cross-contamination may occur and result in genetically modified organisms in our supply chain. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, results of operations and financial condition.
Risks Related To Our Intellectual Property
We may not be able to protect our proprietary technology adequately, which may impact our commercial success.
Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of patent protection, where appropriate and available, copyrights, trade secrets and trademarks laws, as well as confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our proprietary technology or permit us to gain or keep any competitive advantage. As of June 30, 2018, we have one issued U.S. patent and 20 pending patent applications, including eight in the United States and 12 international patent applications.

We cannot offer any assurances about which, if any, patents will issue from these applications, the breadth of any such patents, or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing (in most cases 18 months after the filing of the priority application), we cannot be certain that we were the first to file on the technologies covered in several of the patent applications related to our technologies or products. Furthermore, a derivation proceeding can be provoked by a third party, or instituted by the U.S. Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.
Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. We cannot predict future changes in the interpretation of patent laws by U.S. and international judicial bodies or changes to patent laws that might be enacted into law by U.S. and international legislative bodies.
Moreover, in the United States, the Leahy-Smith America Invents Act, enacted in September 2011, brought significant changes to the U.S. patent system, including a change from a “first to invent” system to a “first to file” system. Other changes in the Act affect the way patent applications are prosecuted, redefine prior art and may affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business and financial condition.
We may not be able to protect our intellectual property adequately, which may harm the value of our brand.
We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks, including The Beyond Burger, Beyond Beef, Beyond Chicken, Beyond Meat, Beyond Sausage, The Cookout Classic, The Future of Protein and The Future of Protein Beyond Meat, are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including our trademarks, trade dress, trade secrets and copyrights. We rely on confidentiality agreements and trademark, trade secret and copyright law to protect our intellectual property rights.
Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, results of operations and financial condition.
Risks Related To Being a Public Company
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business.
Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The rapid growth of our operations and the planned initial public offering has created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. We have hired additional resources in the accounting and finance function and continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected.
Commencing with our second annual report on Form 10-K that we will file after becoming a public reporting company, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes Oxley Act. We expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404. We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. In addition, if we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”
For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of the Nasdaq Global Market on which our common stock will be traded and other applicable securities rules and regulations. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. We will need to institute a comprehensive compliance function and establish internal policies to ensure we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis and establish an investor relations function. Compliance with these rules and regulations may cause us to incur additional accounting, legal and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under securities laws, as well as rules and regulations implemented by the SEC and the Nasdaq Global Market, particularly after we are no longer an “emerging growth company.” We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, while also diverting some of management’s time and attention from revenue-generating activities. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to this Offering and Ownership of Our Common Stock
No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock listed on the  Nasdaq Global Market, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our common stock.
Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.
The market price of our common stock is likely to be volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

•	announcements of innovations by us or our competitors;

•	overall conditions in our industry and the markets in which we operate;

•	market conditions or trends in the packaged food sales industry or in the economy as a whole;

•	addition or loss of significant customers or other developments with respect to significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, and our ability to obtain intellectual property protection for our products;

•	litigation matters;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements with our executive officers, directors and stockholders; and

•	general economic and market conditions.
Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our common stock to decline.
We may issue additional securities following the closing of this offering. In the future, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue common stock to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.
Future sales of our common stock in the public market could cause our share price to fall.
Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of shares of common stock outstanding as of               , upon the closing of this offering, we will have               shares of common stock outstanding, assuming no exercise of our outstanding options.
All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act and any shares sold to our directors or officers pursuant to our directed share program. The remaining               shares of common stock outstanding after this offering, based on shares outstanding as of               , will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.
The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See also the section of this prospectus captioned “Shares Eligible For Future Sale.” For more information regarding the lock-up agreements with the underwriters see the section of this prospectus captioned “Underwriting.”
The holders of               shares of common stock, or               % based on shares outstanding on an as-converted basis as of               , 2018, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement between such holders and us. See “Description of Capital Stock—Registration Rights” below. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register               shares of common stock for issuance under the 2011 Plan, including               shares of our common stock that will be added to the shares reserved for future grant or issuance under our 2011 Plan in connection with the amendment and restatement of our 2011 Plan which will become effective in connection with this offering. The amended and restated 2011 Plan will provide for automatic increases in the shares reserved for grant or issuance under the plan which could result in additional dilution to our stockholders. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.
Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.
Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue maintaining and expanding our business.
If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.
If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution.
The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $        per share of our common stock as of           ,          . As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. See “Dilution.”
We have never paid dividends on our capital stock and we do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.
We have never declared or paid any dividends on our common stock and do not intend to pay any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Furthermore, we are party to a credit agreement with Silicon Valley Bank which contains negative covenants that limit our ability to pay dividends. For more information, see the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	authorizing our board of directors to issue preferred stock with voting or other rights or preferences that could discourage a takeover attempt or delay changes in control;

•	prohibiting cumulative voting in the election of directors;

•	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•
prohibiting the adoption, amendment or repeal of our amended and restated bylaws or the repeal of the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors without the required approval of at least 66.67% of the shares entitled to vote at an election of directors;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.
These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporate Law, or the DGCL, govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.
These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. For more information, see the section of this prospectus captioned “Description of Capital Stock-Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”
Insiders have substantial control over us and will be able to influence corporate matters.
Our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately      % of our outstanding capital stock upon the closing of this offering (assuming the conversion of preferred stock into common stock upon the closing of this offering). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.
Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees or agents or our stockholders ;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine;
provided, that with respect to any derivative action or proceeding brought on our behalf to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, the exclusive forum will be the federal district courts of the United States of America. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.
In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•
we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•
we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•
the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.
Our ability to utilize our federal net operating loss and tax credit carryforwards may be limited under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code.
The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If we have experienced an ownership change at any time since our incorporation, we may already be subject to limitations on our ability to utilize our existing net operating losses and other tax attributes to offset taxable income. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, Section 382 and 383 limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards and other tax attributes to offset such taxable income may be subject to limitations, which could potentially result in increased future income tax liability to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements within the meaning of the federal securities laws. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the operating results and financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, statements about:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our estimates of the size of our market opportunities;

•	our ability to effectively manage our growth;

•	our ability to effectively expand our manufacturing and production capacity;

•	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

•	the effects of increased competition from our market competitors;

•	the success of our marketing efforts and the ability to grow brand awareness and maintain, protect and enhance our brand;

•	our ability to attract and retain our suppliers, distributors, co-manufacturers and customers;

•	our ability to procure sufficient high quality, raw materials to manufacture our products;

•	the availability of pea protein that meets our standards;

•	real or perceived quality or health issues with our products or other issues that adversely affect our brand and reputation;

•	changes in the tastes and preferences of our consumers;

•	significant disruption in, or breach in security of our information technology systems and resultant interruptions in service and any related impact on our reputation;

•	the attraction and retention of qualified employees and key personnel;

•	the effects of natural or man-made catastrophic events particularly involving our or any of our co-manufacturers’ manufacturing facilities or our suppliers’ facilities;

•	the effectiveness of our internal controls;

•	changes in laws and government regulation affecting our business, including FDA governmental regulation and state regulation;

•	changes in laws, regulations or policies of governmental agencies or regulators relating to the labeling of or products;

•	the impact of adverse economic conditions;

•	the financial condition of, and our relationships with our suppliers, co-manufacturers, distributors, retailers and foodservice customers;

•	the ability of our suppliers and co-manufacturers to comply with food safety, environmental or other laws or regulations;

•	seasonality;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs and service our indebtedness;

•	economic conditions and their impact on consumer spending;

•	outcomes of legal or administrative proceedings; and

•	our, our suppliers’ and our co-manufacturers’ ability to protect our proprietary technology and intellectual property adequately.
In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.
Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $           million, assuming an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that the net proceeds from this offering will be approximately $           million.
A $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $           million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.
As of December 31, 2017, we had cash of approximately $39.0 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments as follows:

•	Approximately $ million to $ million to invest in current and additional manufacturing facilities;

•	Approximately $ million to $ million to expand our research and development and our sales and marketing capabilities; and

•	Any proceeds not applied to the foregoing will be used for working capital and general corporate purposes, including funding our operations and potentially refinancing our credit facilities.
A portion of our net proceeds may also be used to fund potential acquisitions of, or investments in, complementary technologies or businesses, although we have no present commitments or agreements to enter into any such acquisitions or to make any such investments.
This expected use of the net proceeds from this offering and our existing cash and our cash equivalents and short-term investments represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
After giving effect to the anticipated net proceeds from this offering, we expect that our existing cash and our cash equivalents and short-term investments will be sufficient to fund our planned operating expenses, capital expenditure requirements and debt service payments through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. For additional information regarding our potential capital requirements, see “We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations” under the heading “Risk Factors.”

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.
Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, including compliance with covenants under our credit facilities, and other factors that our board of directors may deem relevant. In addition, under the terms of our current credit facilities, we are prohibited from paying cash dividends without the prior consent of Silicon Valley Bank.

CAPITALIZATION
The following table sets forth our cash and capitalization as of December 31, 2017 on:

•	an actual basis;

•
a pro forma basis, to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock as of December 31, 2017 on a one-for-one basis into 59,038,957 shares of our common stock upon the closing of this offering, (ii)  the automatic conversion of our convertible preferred stock warrants to purchase 241,140 shares of our convertible preferred stock into warrants to purchase 241,140 shares of common stock upon the closing of this offering; and (iii) the effectiveness of our amended and restated certificate of incorporation, as if such conversions, and effectiveness had occurred upon the closing of this offering; and

•
a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of shares of our common stock by us in this offering, based upon the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Selected Financial Data,” and our audited financial statements for the years ended December 31, 2016 and 2017 and related notes included elsewhere in this prospectus.

	As of December 31, 2017
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma as adjusted(1)
Cash(2)	$39,035	$39,035
Debt:
Revolving credit facility(3)	$2,500	$2,500
Current portion of term loan	477	477
Long-term debt	1,938	1,938
Total debt	$4,915	$4,915
Convertible preferred stock, par value $0.0001 per share—59,506,790 shares authorized; 59,038,957 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted (unaudited)	$148,194	$—
Stockholders’ deficit:
Common stock $0.0001 par value (78,000,000 shares authorized; 7,917,119 and 8,586,399 shares issued and outstanding; pro forma: shares, shares authorized, shares issued and outstanding, pro forma as adjusted (unaudited))	1	7
Additional paid-in-capital	4,823	153,561
Loans to related parties for purchase of stock	(951)	(951)
Accumulated deficit	(99,786)	(99,786)

Total stockholders’ (deficit) equity	$(95,913)	$52,831

Total capitalization	$57,196	$57,746
___________________

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ deficit and total capitalization by approximately $         million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the amount of our cash, total assets and total stockholders’ deficit by approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Does not reflect offering expenses, which we estimate to be approximately $ million.

(3)
We refinanced the 2016 Revolving Credit Facility and the 2016 Term Loan Facility in June 2018, such that the 2016 Revolving Credit Facility with SVB was expanded from $2.5 million to $6.0 million, and all loans under the 2016 Term Loan Facility were paid in full without a prepayment penalty and the 2016 Term Loan Facility was discontinued. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for additional information.

The total number of shares of our common stock reflected in the discussion and table above is based upon 67,625,356 shares of our common stock outstanding on a pro forma basis as of December 31, 2017, and excludes:

•	419,420 unvested shares of restricted common stock subject to our repurchase right;

•
6,310,312 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2017, with a weighted-average exercise price of $0.58 per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2017, with a weighted-average exercise price of $ per share;

•
182,533 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series B convertible preferred stock outstanding as of December 31, 2017, having an exercise price of $0.71 per share;

•
58,607 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series E convertible preferred stock outstanding as of December 31, 2017, having an exercise price of $2.45 per share; and

•
            shares of our common stock reserved for future grant or issuance under the 2011 Plan (which includes 1,919,799 shares of our common stock reserved for future grant or issuance under our 2011 Plan as of December 31, 2017 and              shares of our common stock that will be added to the shares reserved for future grant or issuance under our 2011 Plan in connection with the amendment and restatement of our 2011 Plan which will become effective in connection with this offering and will contain provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”.

DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of December 31, 2017 was $ (96.0) million , or $ (11.18)  per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding as of December 31, 2017. Our pro forma net tangible book value at December 31, 2017, before giving effect to this offering, was $52.8 million, or $0.78 per share of our common stock. Our pro forma net tangible book value before the issuance of shares in this offering gives effect to the conversion of our outstanding convertible preferred stock into our common stock upon the closing of this offering and the related reclassification of the convertible preferred stock warrant liability into additional paid-in capital upon the closing of this offering.
After giving effect to our sale of            shares of our common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $          , or $           per share. This represents an immediate increase in net tangible book value of $           per share to our existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of December 31, 2017	$(11.18)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock and preferred warrants	11.96
Pro forma net tangible book value per share as of December 31, 2017 before giving effect to this offering	0.78
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $           million, or approximately $           per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $           million, or approximately $           per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by approximately $           per share, assuming an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be $           per share, and the dilution per share to new investors in this offering would be $           per share.
The following table summarizes the pro forma on an as adjusted basis as described above, as of December 31, 2017, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		100.0%		100.0%
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $           million, assuming an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If all of the outstanding options and warrants noted below were exercised, (1) the number of shares of our common stock held by existing stockholders would be increased to               shares, or     % of the total number of shares of our common stock outstanding after this offering, and the percentage of shares of common stock held by new investors participating in the offering would be decreased to     % of the total number of shares of our common stock outstanding after this offering, (2) the consideration paid by existing stockholders would be increased to $          million, or     % of the total consideration paid by stockholders after this offering and the percentage of consideration paid by new investors participating in the offering would be decreased to     % of the total consideration paid by stockholders after this offering, and (3) the average price per share paid by existing stockholders would decrease to $          per share.

Assuming the exercise of all of our outstanding options and warrants as of           , the amounts set forth in the table immediately above would change as follows:

	Shares purchased		Total consideration		Weighted Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		100.0%		100.0%
The total number of shares of our common stock reflected in the discussion and table above is based upon 67,625,356 shares of our common stock outstanding on a pro forma basis as of December 31, 2017 and excludes:

•	419,420 unvested shares of restricted common stock subject to our repurchase right;

•
6,310,312 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2017, with a weighted-average exercise price of $0.58 per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2017, with a weighted-average exercise price of $ per share;

•
182,533 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series B convertible preferred stock outstanding as of December 31, 2017, having an exercise price of $0.71 per share;

•
58,607 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series E convertible preferred stock outstanding as of December 31, 2017, having an exercise price of $2.45 per share; and

•
              shares of our common stock reserved for future grant or issuance under the 2011 Plan (which includes 1,919,799 shares of our common stock reserved for future grant or issuance under our 2011 Plan as of December 31, 2017 and               shares of our common stock that will be added to the shares reserved for future grant or issuance under our 2011 Plan in connection with the amendment and restatement of our 2011 Plan which will become effective in connection with this offering and will contain provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”.

To the extent that any outstanding options or warrants are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA
The following table sets forth our selected financial data. The statement of operations data for the years ended December 31, 2016 and 2017 and the selected balance sheet data as of December 31, 2016 and 2017 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future periods. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
Selected Financial Data

	Year Ended December 31,
(in thousands, except share and per share data)	2016	2017
Statements of Operations Data:
Net revenues	$16,182	$32,581
Cost of goods sold	22,494	34,772
Gross loss	(6,312)	(2,191)
Research and development expenses	5,782	5,722
Selling, general and administrative expenses	12,672	17,143
Restructuring expenses	—	3,509
Total operating expenses	18,454	26,374
Loss from operations	(24,766)	(28,565)
Other expense:
Interest expense	(380)	(1,002)
Other, net	—	(812)
Total other expense, net	(380)	(1,814)
Loss before income taxes	(25,146)	(30,379)
Income tax expense	3	5
Net loss	$(25,149)	$(30,384)
Net loss per common share—basic and diluted	$(3.67)	$(3.71)
Weighted average shares of common stock outstanding—basic and diluted	6,849,849	8,186,109
Balance Sheet Data:

	Year Ended December 31,
(in thousands)	2016	2017
Cash	$16,998	$39,035
Working capital(1)	$19,365	$39,819
Property, plant and equipment, net	$10,277	$14,118
Total assets	$34,935	$66,463
Total debt	$2,878	$4,915
Convertible preferred stock	$93,804	$148,194
Stockholders’ deficit	$(66,573)	$(95,913)

Other Financial Data:

	Year Ended December 31,
(in thousands)	2016	2017
Adjusted EBITDA(2)	$(21,957)	$(17,557)
Depreciation and amortization	$2,074	$3,181
Capital expenditures	$(5,038)	$(8,115)
Gross margin	(39.0)%	(6.7)%
___________________

(1)	Working capital is defined as total current assets, including cash, minus total current liabilities.

(2)
Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. We define adjusted EBITDA as net loss adjusted to exclude, when applicable, income tax expense, interest expense, depreciation and amortization expense, restructuring expenses, share-based compensation expense, inventory losses from termination of exclusive supply agreement with a co-manufacturer and costs of termination of an exclusive supply agreement with the same co-manufacturer.

We include adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses our operating performance. We use adjusted EBITDA as a key performance measure because we believe this measure facilitates operating performance comparison from period-to-period by excluding potential differences primarily caused by the impact of restructuring, asset depreciation and amortization, non-cash share-based compensation and non-operational charges including the impact to cost of goods sold and selling, general and administrative expenses related to the termination of an exclusive co-manufacturing agreement, early extinguishment of convertible notes and remeasurement of warrant liability. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use it for our business planning purposes. In addition, we believe adjusted EBITDA is widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of our operational performance.
There are a number of limitations related to the use of adjusted EBITDA rather than net loss, which is the most directly comparable GAAP measure. Some of these limitations are:

•
adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•	adjusted EBITDA does not reflect restructuring expenses that reduce cash available to us;

•	adjusted EBITDA does not reflect share-based compensation expenses and therefore does not include all of our compensation costs;

•	adjusted EBITDA does not reflect other income (expense) that may increase or decrease cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, we consider, and you should consider, adjusted EBITDA with other operating and financial performance measures presented in accordance with GAAP. Below we have provided a reconciliation of adjusted EBITDA to net loss, as reported, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods presented. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. How we define and calculate adjusted EBITDA may not be comparable to similarly titled measures of other organizations due to differences in how we and other organizations calculate this measure, and therefore you should be cautious in drawing comparisons based on this non-GAAP measure.
The following table presents the reconciliation of adjusted EBITDA to its most comparable GAAP measure, net loss, as reported:

	Year Ended December 31,
(in thousands)	2016	2017
Net loss, as reported	$(25,149)	$(30,384)
Income tax expense	3	5
Interest expense	380	1,002
Depreciation and amortization expense	2,074	3,181
Restructuring expenses(1)	—	3,509
Inventory losses from termination of exclusive supply agreement(2)	—	2,440
Costs of termination of exclusive supply agreement(3)	—	1,213
Share-based compensation expense	735	665
Other, net(4)	—	812
Adjusted EBITDA	$(21,957)	$(17,557)
___________________

(1)
In connection with the termination of an exclusive supply agreement with a co-manufacturer in May 2017, we recorded restructuring expenses related to the impairment write-off of long-lived assets, primarily comprised of certain unrecoverable equipment located at the co-manufacturer’s site and company-paid leasehold improvements to the co-manufacturer’s facility, and legal and other expenses associated with the dispute with the co-manufacturer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Legal Proceedings” elsewhere in this prospectus.

(2)	Consists of additional charges related to inventory losses incurred as a result of termination of an exclusive supply agreement with a co-manufacturer and is recorded in cost of goods sold.

(3)	Consists of additional charges incurred as a result of termination of an exclusive supply agreement with a co-manufacturer and is recorded in selling, general and administrative expenses.

(4)	Includes expenses primarily associated with the conversion of our convertible notes and remeasurement of our preferred stock warrant liability.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus, as well as the information presented under “Selected Financial Data.”
Overview
Beyond Meat is one of the fastest growing food companies in the United States, offering a portfolio of revolutionary plant-based meats. We build meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional benefits of eating our plant-based meat products. Our brand commitment, “Eat What You Love,” represents a strong belief that by eating our plant-based meats, consumers can enjoy more, not less, of their favorite meals, and by doing so help address concerns related to human health, climate change, resource conservation, and animal welfare. The success of our breakthrough innovation model and products has allowed us to appeal to a broad range of consumers, including those who typically eat animal-based meats, positioning us to compete directly in the $1.4 trillion global meat industry.
We sell a range of plant-based products across the three main meat platforms of beef, pork and poultry. They are offered in ready-to-cook formats (merchandised in the meat case), which we refer to as our “fresh” platform, and ready-to-heat formats (merchandised in the freezer), which we refer to as our “frozen” platform.
We have experienced strong sales growth over the past few years, increasing our net revenues from $8.8 million in 2015 to $32.6 million in 2017, representing a 92 % compound annual growth rate . Our net loss in 2015, 2016 and 2017 was $17.9 million, $28.5 million and $24.7 million, respectively. The Beyond Burger is our flagship product and has been the focal point of our development and marketing efforts, and we believe that sales of The Beyond Burger will continue to constitute a significant portion of our revenues, income and cash flow for the foreseeable future.
Going forward, we intend to continue to invest in innovation, supply chain capabilities, manufacturing and marketing initiatives as we believe the demand for our products will continue to accelerate across both retail and foodservice channels as well as internationally .
Components of Our Results of Operations and Trends and Other Factors Affecting Our Business
Net Revenues
We generate net revenues primarily from sales of our products, including The Beyond Burger, Beyond Sausage, Beyond Chicken and other plant-based meat products to our customers, which include mainstream grocery, mass merchandiser and natural retailers, as well as restaurants and other foodservice outlets mainly in the United States.
We have experienced substantial growth in net revenues in the past two years. The following factors and trends in our business have driven net revenue growth over this period and are expected to be key drivers of our net revenue growth for the foreseeable future:

•
increased penetration across our retail channel, including mainstream grocery, mass merchandiser and natural retailer customers, and our restaurant and foodservice channel, including restaurants, foodservice outlets and schools;

•
increased velocity of our fresh product sales across our channels, by which we mean that the volume of our products sold per outlet has generally increased period-over-period due to greater adoption of and demand for our products;

•	our continued innovation, including enhancing existing products and introducing new products that appeal to a broad range of consumers, including those who typically eat animal-based meat;

•	impact of marketing efforts as we continue to build our brand and drive consumer adoption of our products; and

•	overall market trends, including growing consumer demand for nutritious, convenient and high protein plant-based foods.
In addition to the factors and trends above, we expect the following to positively impact net revenues going forward:

•
increased production levels as we scale production to meet demand for our products across our distribution channels both domestically and internationally, including Australia, Canada, Europe, Hong Kong, Israel, South Africa, South Korea and parts of the Middle East; and

•	increased desire by restaurant and foodservice establishments to add plant-based products to their menus and to highlight these offerings.
Net revenues from sales in our retail channel increased by 106.5% from $12.3 million in 2016 to $25.5 million in 2017, and net revenues from sales in our restaurant and foodservice channel increased by 84.7% from $3.8 million in 2016 to $7.1 million in 2017. We expect further growth in both channels as we increase our production capacity in response to demand.
Over the next few years, the main driver of growth in our net revenues is expected to be sales of our fresh products, primarily The Beyond Burger, in both our retail channel and our restaurant and foodservice channel predominantly in the United States, as well as internationally. We also expect net revenues and gross margin to benefit from increased sales of our fresh products due to the higher net selling price per pound of our fresh platform products compared to our frozen platform products.
As we seek to continue to rapidly grow our net revenues, we face several challenges. In 2017, continuing into 2018, demand for our products has exceeded our expectations and production capacity. While we expect to triple our monthly production capacity by the end of the first quarter of 2019 as compared to the end of the second quarter of 2018, our net revenue growth has been significantly constrained relative to what we believe is our total demand opportunity. We run a risk of losing potential future sales due to these supply challenges when we are unable to fulfill customer demand for their preferred products on a timely basis. Recently, we have also had to delay our launch of full-scale retail sales of The Beyond Burger in Europe due to capacity constraints and inability to meet reliable shipment schedules. If we are unable to increase our capacity in a timely manner, it may take longer to fully execute our growth strategy.
We routinely offer sales discounts and promotions through various programs to customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenues in order to arrive at reported net revenues. We anticipate that these promotional activities could impact our net revenues and that changes in such activities could impact period-over-period results.
In addition, because we do not have any purchase commitments from our distributors or customers, the amount of net revenues we recognize will vary from period to period depending on the volume and mix of our products sold, particularly between products in our fresh and frozen platforms, and the channels through which our products are sold, causing variability in our results.

Gross Loss
Gross loss consists of our net revenues less costs of goods sold. Our cost of goods sold primarily consists of the cost of raw materials and ingredients for our products, direct labor and certain supply costs, co-manufacturing fees, in-bound and internal shipping and handling costs incurred in manufacturing our products, plant and equipment overhead, depreciation and amortization expense, as well as the cost of packaging our products.
In order to keep pace with demand, we have had to very quickly scale production and we have not been able to meet all demand for our products. As a result, we have had to quickly expand our sources of supply for our core protein inputs such as pea protein. Our growth has also significantly increased facility and warehouse utilization rates. We intend to continue to increase our production capabilities at our two in-house manufacturing facilities in Columbia, Missouri. As a result, we expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect such expenses to decrease as a percentage of net revenues over time as we continue to scale our business.
Gross margin improved by 32.3 points from (39.0)% in 2016 to (6.7)% in 2017. Gross margin benefited from an increase in the amount of product sold and from a greater proportion of revenues from products in our fresh platform which have a higher net selling price per pound. As we continue to expand production and are able to increase manufacturing efficiency and leverage the cost of our fixed production and staff costs, we expect to substantially increase our gross margin. We also expect to continue to increase gross margin through ingredient cost savings achieved through scale of purchasing and through expanding our co-manufacturing network and negotiating lower tolling fees.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses, and share-based compensation. Our research and development efforts are focused on enhancements to our product formulations and production processes in addition to the development of new products. We expect to continue to invest substantial amounts in research and development, as most recently evidenced in the build-out of our state-of-the-art Manhattan Beach Project Innovation Center. Research and development and innovation are core elements of our business strategy, as we believe they represent a critical competitive advantage for us. We believe that we need to continue to rapidly innovate in order to be able to continue to capture a larger market share of consumers who typically eat animal-based meats. We expect these expenses to increase somewhat in absolute dollars, but to decrease as a percentage of net revenues as we continue to scale production.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of marketing, selling and administrative expenses, including personnel and related expenses, share-based compensation, outbound shipping and handling costs, non-manufacturing rent expense, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Marketing and selling expenses include advertising costs, costs associated with consumer promotions, product samples and sales aids incurred to acquire new customers, retain existing customers and build our brand awareness. Administrative expenses include the expenses related to management, accounting, IT, and other office functions.
Selling, general and administrative expenses increased $4.5 million from 2016 to 2017 primarily due to an increase in outbound freight expenses and an increase in headcount. As a percentage of net revenues selling, general and administrative expenses decreased from 78.3% in 2016 to 52.6% in 2017. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our domestic and international expansion efforts to meet our product demand and incur costs related to our status as a public company.

Our selling and marketing expense is expected to increase, both through a greater focus on marketing and additions to our sales organizations. We expect to significantly expand our marketing efforts to achieve greater brand awareness, attract new customers and increase market penetration. We have historically had a very small sales force, with only nine full-time sales employees as of December 31, 2017. As we continue to grow, we expect to expand our sales force to address additional opportunities, which could substantially increase our selling expense. Our administrative expenses are expected to increase when we operate as a public company with increased personnel cost in accounting, IT and compliance-related expenses.
Restructuring Expenses
In May 2017, management approved a plan to terminate an exclusive supply agreement with one of our co-manufacturers. See “—Results of Operations—Year Ended December 31, 2016 Compared to Year Ended December 31, 2017—Restructuring Expenses” for a discussion of these expenses.
Other, Net
Other, net includes expense primarily associated with the conversion of our convertible notes and remeasurement of our preferred stock warrant liability. Our convertible notes have been fully converted into shares of our preferred stock.
Results of Operations
The following table sets forth selected items in our statements of operations for the periods presented:

	For the Year Ended December 31,
(in thousands)	2016	2017
Net revenues	$16,182	$32,581
Cost of goods sold	22,494	34,772
Gross loss	(6,312)	(2,191)

Research and development expenses	5,782	5,722
Selling, general and administrative expenses	12,672	17,143
Restructuring expenses	—	3,509
Total operating expenses	18,454	26,374
Loss from operations	$(24,766)	$(28,565)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017
Net Revenues

	For the Year Ended December 31,		Change
(in thousands)	2016	2017	Amount	Percentage
Revenues:
Fresh platform	$813	$18,109	$17,296	2,127.4%
Frozen platform	18,236	19,588	1,352	7.4%
Less: Discounts	(2,867)	(5,116)	(2,249)	78.4%
Total net revenues	$16,182	$32,581	$16,399	101.3%

	For the Year Ended December 31,		Change
(in thousands)	2016	2017	Amount	Percentage
Net revenues:
Retail	$12,342	$25,490	13,148	106.5%
Restaurant and Foodservice	3,840	7,091	3,251	84.7%
Total net revenues	$16,182	$32,581	16,399	101.3%
Total net revenues increased by $16.4 million, or 101.3%, from 2016 to 2017 primarily due to strong growth in sales volumes of products in our fresh platform across both our retail and our restaurant and foodservice channels. Revenues from sales of products in our fresh platform increased $17.3 million, or 2,127.4%, primarily due to increases in sales of The Beyond Burger, which was first available commercially in the second quarter of 2016. Net revenues from retail sales increased by $13.1 million, or 106.5%, due primarily to the increase in sales of The Beyond Burger and modest growth in sales of products in our frozen platform. Net revenues from sales through our restaurant and foodservice channel increased $3.3 million, or 84.7%, primarily due to an exclusive distribution agreement with Sysco for The Beyond Burger, which resulted in it being served in approximately 10,000 restaurant and foodservice outlets.
Cost of Goods Sold

	For the Year Ended December 31,		Change
(in thousands)	2016	2017	Amount	Percentage
Cost of goods sold	$22,494	$34,772	$12,278	54.6%
Total cost of goods sold increased by $12.3 million, or 54.6%, from 2016 to 2017, primarily due to the increase in the sales volume of our products. Cost of goods sold includes the write-off of discontinued product inventories totaling $1.2 million in 2016, principally from the discontinuation of one line of frozen products after production began, but before formal commercial launch. Cost of goods sold in 2017 includes $2.4 million in write-off of unrecoverable inventory related to the termination of an exclusive agreement with our co-manufacturer at the time. See “Business—Legal Proceedings” and Note 3 to our financial statements included in this prospectus for a description of the termination of this exclusive agreement.

Gross Loss and Gross Margin

	For the Year Ended December 31,		Change
(in thousands)	2016	2017	Amount	Percentage
Gross loss	$(6,312)	$(2,191)	$4,121	N/A
Gross margin	(39.0)%	(6.7)%	N/A	N/A
Gross loss in 2016 was $6.3 million compared to gross loss of $2.2 million in 2017, an improvement of $4.1 million. The improvement in gross loss and gross margin was primarily due to an increase in the amount of product sold, resulting in the ability to leverage our fixed costs across a greater amount of revenue. The greater proportion of product revenues from our fresh platform also contributed to the improvement in margin, due to a higher net selling price per pound of products in our fresh versus frozen platform. As disclosed in Note 2 to our financial statements, elsewhere in this prospectus, we include outbound shipping and handling costs within selling, general and administrative expense. As a result, our gross profit and gross margin may not be comparable to other entities that present all shipping and handling costs as a component of cost of goods sold.
Research and Development Expenses

	For the Year Ended December 31,		Change
(in thousands)	2016	2017	Amount	Percentage
Research and Development	$5,782	$5,722	$(60)	(1.0)%
Research and development expenses from 2016 to 2017 were essentially flat, decreasing by $60,000 or 1.0%. Although research and development was flat, there were significant decreases in spend due to product development costs associated with the launch and scale-up of The Beyond Burger in 2016 which were absent in 2017, offset by significant expenses related to our investment in our Manhattan Beach Project Innovation Center and the hiring of new research scientists in 2017 to support our innovation program. Research and development headcount increased approximately 24.2% from 2016 to 2017.
Selling, General and Administrative Expenses

	For the Year Ended December 31,		Change
(in thousands)	2016	2017	Amount	Percentage
Selling, General & Administrative Expenses	$12,672	$17,143	$4,471	35.3%
Selling, general and administrative expenses increased by $4.5 million, or 35.3%, from 2016 to 2017. The increase was primarily due to $1.2 million in higher outbound freight expenses, $1.9 million in higher salaries and related expenses due to a 18.5% increase in headcount, $0.3 million in higher rent expense from additional facilities and $0.3 million in higher professional fees in 2017 compared to 2016. SG&A expenses in 2016 included $2.9 million in costs to transition certain manufacturing and packaging operations from our manufacturing facility in Columbia, Missouri to a third-party co-manufacturer. SG&A expenses in 2017 include $1.2 million primarily relating to disputed fees resulting from a co-manufacturer’s failure to meet agreed upon minimum production and expedited outbound freight expenses we incurred for alternative arrangements after we terminated the exclusive supply agreement with this co-manufacturer.

Restructuring Expenses
As a result of the termination in May 2017 of an exclusive supply agreement with one of our co-manufacturers due to non-performance under the agreement, we recorded restructuring expenses of $3.5 million in 2017, of which $2.3 million were related to the impairment write-off of long-lived assets, comprised of certain unrecoverable equipment located at the co-manufacturer’s site and company-paid leasehold improvements to the co-manufacturer’s facility pursuant to the agreement, and $1.2 million primarily related to legal and other expenses associated with the dispute. See Note 9 to the financial statements included elsewhere in this prospectus. In addition, we recorded $2.4 million in write-off of unrecoverable inventory held at the co-manufacturer’s site, which is included in cost of goods sold, and $1.2 million primarily related to disputed fees for not meeting the agreed upon minimum production and expedited outbound freight expenses, which are included in SG&A expenses in our statement of operations for the year ended December 31, 2017. See Note 3 to the financial statements included elsewhere in this prospectus. As of December 31, 2017, there were no accrued unpaid liabilities associated with this contract termination, although we continue to incur legal fees in connection with our ongoing efforts to resolve this dispute. See “Business—Legal Proceedings” included elsewhere in this prospectus.
Income Tax Expense

	For the Year Ended December 31,
(in thousands)	2016	2017
Current:
Federal	$—	$—
State	3	5
	$3	$5
Deferred:
Federal	$—	$—
State	—	—
	—	—

Provision for income tax	$3	$5
We have provided a 100% valuation allowance on our deferred tax assets. Provision for income taxes in 2016 and 2017 was primarily for cash taxes payable to various states.
Seasonality
Generally, we expect to experience greater demand for certain of our products during the summer grilling season. In 2017, we experienced strong net revenue growth compared to 2016, which masked this expected seasonal impact. As our business continues to grow, we expect to see additional seasonality effects, with revenue growth tending to be greater in the second and third quarters of the year.
Liquidity and Capital Resources
Our primary cash needs are for operating expenses, working capital and capital expenditures to support the growth in our business. Historically, we have financed our operations through private sales of equity securities and through sales of our products. Since our inception, we have raised a total of $148.2 million from the sale of convertible preferred stock, including through sales of convertible notes which were converted into preferred stock, net of costs associated with such financings. We have also entered into the credit facilities described below with Silicon Valley Bank.
We believe that our cash, cash flow from operating activities and available borrowings under our credit facilities will be sufficient to meet our capital requirements for at least the next 12 months.
Credit Facilities
In June 2016, we entered into a Loan and Security Agreement, referred to as the Original LSA, with Silicon Valley Bank, or SVB, which comprised a $2.5 million revolving line of credit, or the 2016 Revolving Credit Facility, and a $1.5 million growth capital term loan advance, or the 2016 Term Loan Facility. As of December 31, 2017, the outstanding principal balance under the 2016 Revolving Credit Facility was $2.5 million and the outstanding principal balance of the 2016 Term Loan Facility was $1.0 million.
We refinanced the 2016 Revolving Credit Facility and the 2016 Term Loan Facility in June 2018, such that the 2016 Revolving Credit Facility with SVB was expanded from $2.5 million to $6.0 million, and all loans under the 2016 Term Loan Facility were paid in full without a prepayment penalty and the 2016 Term Loan Facility was discontinued. The $6.0 million revolving credit facility, or 2018 Revolving Credit Facility, has a floating interest rate equal to the prime rate, plus a premium ranging from 0.75% to 1.25% per annum, with an additional 5% on the outstanding balances upon the occurrence and during the continuance of an event of a default. Interest is payable monthly. The 2018 Revolving Credit Facility will mature in June 2020.
In June 2018, we also entered into a new Loan and Security Agreement with SVB with a term loan commitment amount of $20.0 million, or the 2018 Term Loan Facility, comprised of (i) a $10.0 million term loan advance at closing, (ii) a conditional $5.0 million term loan advance, if no event of default has occurred and is continuing through the borrowing date, and (iii) an additional conditional term loan advance of $5.0 million if no event of default has occurred and is continuing based upon a minimum level of gross profit for the trailing 12-month period. The last date on which funds can be drawn down from the 2018 Term Loan Facility is February 28, 2019. The 2018 Term Loan Facility has a floating interest rate that is equal to 4.0% above the prime rate, with interest payable monthly and principal amortizing commencing on January 1, 2020 and will mature in June 2022.
The 2018 Term Loan Facility and the 2018 Revolving Credit Facility, or together the SVB Credit Facilities, contain customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The SVB Credit Facilities are secured by a blanket lien on all of our personal property assets. The SVB Credit Facilities also contain customary affirmative covenants, including delivery of audited financial statements. We were in compliance with the covenants in the Original LSA in effect as of December 31, 2017 and have subsequently paid off all obligations under the Original LSA as noted above.
Cash Flows
The following table presents the major components of net cash flows from and used in operating, investing and financing activities for the periods indicated.

	For the Year Ended December 31,
(in thousands)	2016	2017
Cash (used in) provided by:
Operating activities	$(23,495)	$(25,273)
Investing activities	$(5,038)	$(8,115)
Financing activities	$31,914	$55,425

Net Cash Used in Operating Activities
In 2016, we incurred a net loss of $25.1 million, which was the primary reason for net cash used in operating activities of $23.5 million. Net cash used in operating activities also included $1.5 million in net cash outflows from changes in our operating assets and liabilities, fully offset by $3.1 million in non-cash expenses, comprised of depreciation and amortization expense, share-based compensation expense and convertible note-related expense.
In 2017, we incurred a net loss of $30.4 million, which was the primary reason for net cash used in operating activities of $25.3 million. Net cash used in operating activities also included $2.6 million in net cash outflows from changes in our operating assets and liabilities, fully offset by $5.4 million in non-cash expenses comprised of depreciation and amortization expense, share-based compensation expense, convertible note-related expense and change in warrant liability. In 2017, net loss included a non-cash restructuring loss of $2.3 million on the write-off of fixed assets related to our termination of an exclusive supply agreement with a co-manufacturer.
Depreciation and amortization expense was $2.1 million and $3.2 million in 2016 and 2017, respectively. We anticipate our depreciation and amortization expense will be approximately $1.5 million per quarter in 2018 based on our existing fixed assets and anticipated capital expenditures as we expand our production capabilities to meet increased demand for our products.
Net Cash Used in Investing Activities
Net cash used in investing activities primarily relates to capital expenditures to support our growth and investment in property, plant and equipment.
In 2016, net cash used in investing activities was $5.0 million and consisted of cash outflows for the purchases of property, plant and equipment, principally to support the development and production of The Beyond Burger.
In 2017, net cash used in investing activities was $8.1 million and consisted of cash outflows for the purchases of property, plant and equipment, principally for the build-out and equipping of our Manhattan Beach Project Innovation Center.
In 2018, we anticipate spending approximately $20.0 million in capital expenditures as we scale our production capacity, including expenditures for additional machinery and equipment, as well as investment facilities and expenditures to replace normal wear and tear of machinery and equipment.
Net Cash Provided by Financing Activities
Net cash provided by financing activities in 2016 and 2017 was primarily due to the net proceeds from our issuance of convertible preferred stock and net borrowings under the 2016 Revolving Credit Facility and 2016 Term Loan Facility.
In 2016, financing activities provided $31.9 million in cash primarily as a result of $25.8 million of net proceeds from the issuance of our Series E and F preferred stock, net of issuance costs, $4.0 million in proceeds from the issuance of convertible notes that were eventually converted into Series G preferred stock, $1.5 million of proceeds from term loan facility borrowing, $1.6 million in revolving credit facility borrowings and $0.7 million in proceeds from option exercises, partially offset by payments towards our revolving credit facility borrowings and payments towards our capital lease obligations. Financing and revolving credit facility borrowings were used to finance our operations. In 2017, financing activities provided $55.4 million in cash as a result of $43.3 million of proceeds from the issuance of our Series F and G preferred stock, net of issuance costs, $10.0 million in proceeds from the issuance of convertible notes that were eventually converted into Series G preferred stock, $2.5 million in revolving credit facility borrowings and $0.4 million in proceeds from option exercises, partially offset by payments towards our revolving credit facility borrowings and capital lease obligations. The proceeds from the borrowings were used to finance our operations.
As of September 10, 2018, we had borrowed $15.0 million under the 2018 Term Loan Facility and $0 under the 2018 Revolving Credit Facility.
Contractual Obligations and Commitments
The following table summarizes our significant contractual obligations as of December 31, 2017:

	Payments Due by Period
(in thousands)	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
Rent obligations(1)	$6,427	$1,195	$2,200	$1,677	$1,355
Equipment lease obligations(2)	200	151	40	9	—
2016 Revolving Credit Facility(3)	2,500	2,500	—	—	—
2016 Term Loan Facility(4)	1,055	542	513	—	—
Missouri Note(5)	1,450	—	—	1,450	—
Total(6)	$11,632	$4,388	$2,753	$3,136	$1,355
___________________

(1)	Includes lease payments for our corporate offices and Manhattan Beach Project Innovation Center in El Segundo, California and our manufacturing facilities in Columbia, Missouri.

(2)	Consists of payments under various capital leases for certain equipment.

(3)	Consists of principal under a revolving credit facility from SVB (see Note 6 to our financial statements elsewhere in this prospectus). Interest accrued at a floating rate.

(4)	Consists of a term loan with SVB (see Note 6 and Note 12 to our financial statements elsewhere in this prospectus). Includes principal and interest payments.

(5)
Consists of a promissory note to the Missouri Department of Economic Development, for the build-out of our Columbia, Missouri production facilities (see Note 6 and Note 12 to our financial statements elsewhere in this prospectus), which has been paid in full in 2018.

(6)
Subsequent to the year ended December 31, 2017, we refinanced our 2016 Revolving Credit Facility and 2016 Term Loan Facility and entered into the 2018 Revolving Credit Facility and 2018 Term Loan Facility. We have borrowed a total of $0 under the 2018 Revolving Credit Facility and $15.0 million under the 2018 Term Loan Facility as of September 10, 2018. As this obligation was not entered into prior to December 31, 2017, it is not reflected in the above table. See “—Liquidity and Capital Resources—Credit Facilities” and Note 12 to our financial statements elsewhere in this prospectus.

Segment Information
We have one operating segment and one reportable segment, as our chief operating decision maker, who is our Chief Executive Officer, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.
Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements or any holdings in variable interest entities.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of interest rates, raw material prices and inflation as follows:

Interest Rate Risk
Our cash consists of amounts held by third-party financial institutions. Prior to the closing of this offering, we plan to adopt an investment policy which will have as its primary objective investment activities which preserves principal without significantly increasing risk.
We are subject to interest rate risk in connection with our SVB Credit Facilities. See “—Liquidity and Capital Resources—Credit Facilities” above. Based on the average interest rate on our 2016 Revolving Credit Facility during the year ended December 31, 2017 and to the extent that borrowings were outstanding, we do not believe that a 1.0% change in the interest rate would have a material effect on our results of operations or financial condition.
Ingredient Risk
Our profitability is dependent on, among other things, our ability to anticipate and react to raw material and food costs. Currently, the main ingredient in our products is pea protein, which we source from Canada and France. The prices of pea protein and other ingredients we use are subject to many factors beyond our control, such as the number and size of farms that grow Canadian and European yellow peas, the vagaries of these farming businesses, including poor harvests due to adverse weather conditions, natural disasters and pestilence, and changes in national and world economic conditions. In addition, we purchase some ingredients and other materials offshore, and the price and availability of such ingredients and materials may be affected by political events or other conditions in these countries or tariffs or trade wars. As of December 31, 2017, a hypothetical 10% increase or 10% decrease in the weighted-average cost of pea protein, our primary ingredient, would have resulted in an increase of approximately $0.3 million or a decrease of $0.3 million, respectively, to cost of goods sold. We are working to diversify our sources of supply and intend to enter into long-term contracts to better ensure stability of prices of our raw materials.
Foreign Exchange Risk
Our sales and costs are denominated in U.S. dollars and are not subject to foreign exchange risk. However, to the extent our sourcing strategy changes or we commence generating net sales outside of the United States and Canada that are denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.
Critical Accounting Policies
In preparing our financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs and expenses, and disclosure of contingent assets and liabilities that are reported in the financial statements and accompanying disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain. Therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates and assumptions. See Note 2 to our financial statements included in this prospectus for information about these critical accounting policies, as well as a description of our other accounting policies.

Revenue Recognition
While our revenue recognition does not involve significant judgment, it represents an important accounting policy. Our revenues are generated through sales of our products to distributors or customers. We recognize revenues when they are realized or realizable and earned. Revenue is recognized upon the transfer of the title to the product, ownership, and risk of loss to the distributor or customer, which typically occurs on the date of receipt of the product by the distributor or customer.
We routinely offer sales discounts and incentives through various programs to our customers and consumers. These programs include rebates, temporary on shelf price reductions, off-invoice discounts, retailer advertisements, and other trade activities. At the end of each accounting period, we recognize a liability for estimated sales discounts that have been incurred but not paid. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.
Share-Based Compensation
We account for all shared-based compensation awards using a fair-value method. Options are recorded at their estimated fair value using the Black-Scholes option pricing model. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, generally the vesting period of the equity grant.
Determining the fair value of share-based awards at the grant date requires significant judgment. The determination of the grant date fair value of stock options using the Black-Scholes option-pricing model is affected by our estimated common stock fair value as well as other highly subjective assumptions including, the expected term of the awards, our expected volatility over the expected term of the awards, expected dividend yield, risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock as discussed in “Common Stock Valuations” below.

•
Expected Term. The expected term of employee stock options during the year ended December 31, 2017 was determined based on management’s expectations as to the expected term of options granted, which were expected to remain outstanding. The expected term of options granted to nonemployees is equal to the remaining contractual life of the options.

•
Expected Volatility. As we do not have trading history for our common stock, the selected volatility used is representative of expected future volatility. We based expected future volatility on the historical and implied volatility of comparable publicly traded companies over the expected term of the options.

•
Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

•
Risk-Free Interest Rates. We determined the average risk-free interest rate using the yield on actively traded U.S. Treasury notes with the same maturity as the expected term of the underlying options. If any assumptions used in the Black-Scholes option-pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

	Year Ended December 31,
	2016	2017
Risk-free interest rate	1.6%	2.0%
Average expected term (years)	5.6	5.9
Expected stock price volatility	55.0%	55.0%
Dividend yield	—	—
The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.
The following table sets forth by grant date the number of shares of our common stock subject to options granted in the past 15 months, the per share exercise price of the options and the fair value of our common stock per share on each grant date:

Grant Date	Shares of Common Stock Underlying Options Granted	Exercise Price Per Share ($)	Per Share Fair Value of Common Stock on Grant Date ($)
May 4, 2017	188,520	1.04	1.04
May 16, 2017	241,233	1.04	1.04
February 15, 2018	1,451,700	2.00	2.00
May 17, 2018	242,087	2.00	2.00
May 30, 2018	713,400	2.00	2.00
Assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of stock options outstanding as of December 31, 2017 was approximately $          million, of which approximately $          million related to vested awards and approximately $          million related to unvested awards.
Common Stock Valuations
As there has been no public market for shares of our common stock to date, the estimated fair value of our shares has been determined by our board of directors as of the date of each award grant, with input from management, considering our most recently available third-party valuations of our common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid.
Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair market value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed at periodic intervals by an unrelated third party valuation firm;

•	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, a merger, or an acquisition of our business;

•	the lack of marketability of our common stock;

•	the market performance of comparable publicly traded peer companies; and

•	macroeconomic conditions, including U.S. and global capital market conditions.
In determining the fair value of share-based compensation awards, we first determined our business equity value using the prior sales of company stock method under the market approach, adjusted our enterprise value for cash and debt and then allocated the equity value among the securities that comprise the capital structure of the Company using the Option-Pricing Method, or OPM, as described in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. See below for a description of the valuation and allocation methods.
The prior sales of company stock method estimates value by considering prior arm’s length sales of the company’s equity. When considering prior sales of the company’s equity, this method considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the financial condition of the company at the time of the sale. Each valuation date occurred no greater than two months after the sale of our preferred stock and was based on such sale. Although the sale involved preferred stock, new investors participated and the purpose of the sale was to provide financing. We did not use the income approach because at the time of each valuation we did not have a reliable financial forecast for our business.
After determining an equity value, we then utilized the option pricing method, or the OPM, to allocate the equity value to our common stock. The OPM treats common stock and convertible preferred stock as call options on a business with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. Therefore, the common stock has value only if the funds available for distribution to common shareholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The OPM uses the Black-Scholes option-pricing model to price the call option. We used the OPM to allocate the equity value to our common stock because at the time of the valuations there was a range of possible future outcomes of our business.
Finally, because we are a privately held company, we also applied a non-marketability discount of 30% in determining the fair value of our common stock.
Following the closing of this initial public offering the fair value per share of our common stock for purposes of determining share-based compensation will be the closing price of our common stock as reported on the applicable grant date.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may take advantage of these exemptions until we are no longer an “emerging growth company.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.
Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition. This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public business entities, and for annual reporting periods beginning after December 15, 2018 for business entities that are not public. ASU 2014-09 is effective for us beginning January 1, 2019. ASU 2014-09 may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Additionally, ASU 2014-09 requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. We are currently in the process of assessing our adoption methodology for ASU 2014-09 and have not yet selected a method. We are also evaluating the impact of the adoption on our financial statements. While we believe that adoption of ASU 2014-09 may require capitalization of certain selling costs that are currently expensed, such as sales and partner commissions, it has not yet determined whether the effect of these, or other adjustments will be material to revenue or results of operations. We are continuing to assess the impact of adoption of ASU 2014-09, which may identify other impacts on our financial statements. We expect to adopt and implement ASU 2014-09 effective January 1, 2019.
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. ASU 2016-01 significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. For all entities other than public entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2018, including interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We expect to adopt and implement ASU 2016-01 for the year ending December 31, 2019 and for interim periods beginning January 1, 2020. We do not expect that adoption of ASU 2016-01 to have a material impact on our financial position, results of operations, or cash flows.
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 requires lessees to generally recognize most operating leases on the balance sheets but record expenses on the income statements in a manner similar to current accounting. ASU 2016-02 is effective for nonpublic companies for the annual reporting period beginning after December 15, 2019, and, therefore, effective for us beginning January 1, 2020. Early application is permitted. We are currently evaluating the impact ASU 2016-02 will have on its financial statements and currently expects that most operating lease commitments will be subject to ASU 2016-02 and will be recognized as operating lease liabilities and right-of-use assets upon adoption. While we have not yet quantified the impact, adjustments resulting from the adoption of ASU 2016-02 will materially increase total assets and total liabilities relative to such amounts reported prior to adoption.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies certain aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications in the statements of cash flows. ASU 2016-09 is effective for all entities other than public business entities for fiscal years beginning after December 15, 2017, and therefore, effective for us for the fiscal year ending December 31, 2018. Early adoption is permitted. We are currently evaluating the impact ASU 2016-09 will have on our financial position, results of operations, or cash flows.
In August 2016, the FASB issued ASU No. 2016-15, “Statements of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. ASU 2016-15 is effective for annual periods (including interim periods) beginning after December 15, 2018 for business entities that are not public, should be applied retrospectively, and early adoption is permitted. We are currently evaluating the impact that will result from adopting ASU 2016-15 on its cash flows.
In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). ASU 2017-09 amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted. We expect to adopt and implement ASU 2017-09 beginning January 1, 2018. Adoption of ASU 2017-09 is not expected to have a material impact on our financial position, results of operations, or cash flows.

LETTER FROM ETHAN BROWN, OUR FOUNDER AND CHIEF EXECUTIVE OFFICER
Beyond Meat’s story begins on farmland. Through my father’s love of farming and the natural world, my urban childhood was interwoven with sustained periods on our family’s farms, most notably in Western Maryland where we were partners in a Holstein dairy operation. As a child, I was fascinated by the animals surrounding us: the companions at our sides, the livestock in the barns and fields, and the wildlife in the woods, streams, and ponds. As a young adult, I enjoyed a career in clean energy but continued to wrestle with a question born of these early days: do we need animals to produce meat? Over the years, the question knocked more loudly and I set out to understand meat.
I learned that we are deeply indebted to the carnivorous tendencies of our ancestor, the Great Southern Ape of Africa. The so-called Australopithecus Africanus increasingly integrated meat into a steady diet of vegetation, the nutrient density of which reduced the size and energy requirement of our stomachs, freeing up energy for our brains which more than doubled in volume. With this outsized brain came increased capabilities, and increasingly sophisticated hominids shifted from scavengers to hunters.
It was not until some 12,000 years ago that agriculture appeared as we shifted from hunters of game to harvesters of crops and livestock. Farming enabled population growth, which demanded more from agriculture. We responded with a full display of human ingenuity and creativity. Across different geographies, soil types and climates, we grew and harvested crops and raised and slaughtered livestock. The model worked for the five million people alive in agriculture’s early days and for 250 million humans in 1 A.D. and provided the caloric fuel to grow the world’s population to today’s 7.6 billion.
As population increased over the last century, we used science and technology to get more output per acre of land, and more meat per species of livestock. For example, between the 1930s and 2016, the yield per acre of corn has grown nearly 600% and soybeans 400%, and from 1925 to 2017, broiler chickens have grown in weight by 250%. The result: ubiquitous availability of low-cost meat.
But progress came with cost in four areas: human health, climate change, natural resources, and animal welfare. Correlations between animal protein consumption and disease spawned a cottage industry of studies and documentaries on the relationship between certain meats and epidemics of cancer, heart disease, and diabetes. Concurrently, livestock emerged as a major contributor of greenhouse gas emissions, one that is taxing on land, energy, and water.
We do not, however, face a binary decision to eat or abandon meat. There is a path forward that I believe will unlock a new era of productivity for the American farmer exceeding the gains of the 20 th century. It requires a change in perception, coupled with the use of science and technology.
If we insist meat be defined by origin—namely chicken, pigs, and cows—we face limited choices. But If we define meat by composition and structure—amino acids, lipids, trace minerals, vitamins, and water woven together in the familiar assembly of muscle, or meat—we can innovate toward a solution.
Here’s how. None of these core elements of meat are exclusive to the animal. They are abundant in the plant kingdom. The animal serves as a bioreactor, consuming vegetation and water and using their digestive and muscular system to organize these inputs into meat. At Beyond Meat, we take these constituent parts directly from plants, and together with water, organize them against the architecture of meat. We bypass the animal, agriculture’s greatest bottleneck.
For the consumer, this means that we can provide them with great tasting meat from plants -meat that delivers health benefits and environmental upside (90% fewer greenhouse gas emissions, 99% less water, 93% less land, and 46% less energy) and side steps the animal welfare issue. This is not a call to consume less meat. My own children enjoy more, rather than less, of their favorite meat occasions (sausage breakfasts, burger dinners) as I am comfortably aware that Beyond Meat products are free of cholesterol and other aspects of animal protein that preoccupy public health debate. As we rush to keep up with demand, my guess is that many families are having the same experience.

All of this takes us back to the farm. I am, like many, troubled by the worn fabric of our rural heritage, one increasingly under siege by vanquished towns, marginalized youth ensnared in an opioid crisis, and hidden factory farms. In many ways, rural America stood as spectator in the digital revolution that has reshaped our economy. Not in this growth story. Instead of growing low-value commodity feed for animals, I see a future of farmers growing higher value protein crops for more direct human consumption via plant-based meat. As attendant efficiency gains (which are worth repeating-93% less land, 99% less water, and 46% less energy per pound of consumable meat) unfold, we open vast resources for further wealth creation by the farmer, carbon sequestration (pending rational carbon policies that reward the farmer as land steward), and of course conservation. I believe there is yet another dawn for American agriculture and this conversion is our awakening hour.
At Beyond Meat, we can do our part by relentlessly pursuing that perfect build of meat from plants. At our innovation center, the Manhattan Beach Project, scientists and engineers are working to close the gap on the differences between our plant-based meats and their animal equivalent. Certainly, gaps do and will remain for some time. However, having looked under the hood, we can say with confidence that we see no material obstacles to the perfect build of meat from plants. With each advance, I believe the market for our products will increase, and our sales will grow.
Lastly, as we embark on this next leg of our journey, I’d like to thank our partners-the consumer-for being with us each step of the way. From the first days in 2009 of sampling our earliest products to consumers throughout the Mid-Atlantic, Ohio, and Kentucky, we’ve always felt an important message: consumers want this to work. Through successes and struggles, the consumer has been there for us, cheering, offering feedback, love, and inspiration. Today, together we are breaking new ground. This year, for twelve consecutive weeks we were the #1 selling packaged burger patty in the meat case in the Southern California division of the nation’s largest grocer, Kroger, outselling beef, turkey, chicken, and bison patties. And we learned that nationwide across Kroger, 93% of consumers who buy the Beyond Burger are also putting animal meat in their shopping cart-an important indication of mainstream appeal. Lastly, as we launched The Beyond Burger in Canada’s second largest quick-serve restaurant A&W, consumer demand drove up store traffic across the chain, strongly outstripped forecasts, and led to much publicized outages.
It is with gratitude that we now offer the consumer the opportunity to become an owner in the company they helped build, bite by bite. We hope investors join us as we seek to become the first generation of humans to separate meat from animals, unlocking the next era in the American story of innovation, disruption, and growth.
Ethan Brown
Founder and Chief Executive Officer

BUSINESS
Overview
Beyond Meat is one of the fastest growing food companies in the United States, offering a portfolio of revolutionary plant-based meats. We build meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional benefits of eating our plant-based meat products. Our brand commitment, “Eat What You Love,” represents a strong belief that by eating our plant-based meats, consumers can enjoy more, not less, of their favorite meals, and by doing so, help to address concerns related to human health, climate change, resource conservation and animal welfare. The success of our breakthrough innovation model and products has allowed us to appeal to a broad range of consumers, including those who typically eat animal-based meats, positioning us to compete directly in the $1.4 trillion global meat industry.
To capture this broad market opportunity, we have developed three core plant-based product platforms that align with the largest meat categories globally: beef, pork and poultry. The primary components of animal-based meat—amino acids, lipids, trace minerals, and water—are not exclusive to animals and are plentiful in plants. We create our plant-based products using proprietary scientific processes that determine the architecture of the animal-based meat we are seeking to replicate and then we assemble it using plant-derived amino acids, lipids, trace minerals and water. We are focused on continually improving our products so that they are, to the human sensory system, indistinguishable from their animal-based counterparts.
Our flagship product is The Beyond Burger, the world’s first 100% plant-based burger merchandised in the meat case of grocery stores. The Beyond Burger is designed to look, cook and taste like traditional ground beef. We also sell a range of other plant-based meat products, including Beyond Sausage and Beyond Chicken. All of our products are antibiotic-free, hormone-free, GMO-free and gluten-free. Our products are currently available in approximately 27,000 points of distribution primarily in the United States as well as several other countries, across mainstream grocery, mass merchandiser and natural retailer channels, and various food-away-from-home channels, including restaurants, foodservice outlets and schools. We enjoy a strong base of well-known retail and foodservice customers that continues to grow.
Research, development and innovation are core elements of our business strategy and we believe they represent a critical competitive advantage for us. Through our Rapid and Relentless Innovation Program, our team of scientists and engineers focuses on making continuous improvements to our existing product formulations and developing new products across our plant-based beef, pork and poultry platforms. Our state-of-the-art Manhattan Beach Project Innovation Center in El Segundo, California brings together leading scientists from chemistry, biology, material science, food science, and biophysics disciplines who work together with process engineers and culinary specialists to pursue our vision of perfectly building plant-based meat.
We have experienced strong revenue growth over the past few years, increasing our net revenues from $8.8 million in 2015 to $32.6 million in 2017, representing a 92% compound annual growth rate. We have generated losses since inception. Net loss in 2016 was $25.1 million compared to $30.4 million in 2017, an increase of $5.3 million, as we invested in innovation and growth of our business. Going forward, we intend to continue to invest in innovation, supply chain capabilities, manufacturing and marketing initiatives, as we believe the demand for our products will continue to accelerate across both retail and foodservice channels as well as internationally.

The Beyond Meat Strategic Difference

•	Unique Approach to the Product
We employ a revolutionary and unique approach to create our products, with a goal of delivering the same satisfying taste, smell and texture as the animal-based meats we seek to replicate. In our Manhattan Beach Project Innovation Center, our scientists and engineers continuously improve our products to replicate the sensory experience of animal-based meat. Through our investment in innovation, we have pioneered products like The Beyond Burger and Beyond Sausage, which we believe closely replicate the sensory experience of meat—from the look of the package and raw product, to the sizzle on the grill, to the juicy and protein-packed satisfaction of biting into a “meaty” burger or sausage.
We start by analyzing the composition and design of relevant animal-based meats at the molecular and structural level. The primary components, other than water, comprising animal-based meats are amino acids, lipids, minerals and vitamins, which are not exclusive to animals and are present in abundance in plants. The amino acids that form the proteins which represent the muscle of animal-based meat can be sourced from plants. We use proteins primarily extracted from yellow peas, as well as legumes and other plant stock, through a natural process to separate protein and fiber. We then apply heating, cooling and pressure at rapid and varied intervals to weave the protein into a fibrous structure to create our proprietary woven protein. Once we have the woven protein, we then add the remaining ingredients, such as water, lipids, flavor, color, trace minerals, and vitamins.
We operate approximately 100,000 square feet of production space in two facilities in Columbia, Missouri where we produce our woven protein. This woven protein is then converted according to our formulas and specifications into a packaged product, either in our facilities in Columbia, Missouri or by our network of co-manufacturers. This capital efficient production model allows us to scale more quickly and cost-effectively to service the rapidly increasing demand for our products. We plan to continue expanding our own internal production facilities domestically and abroad to produce our woven protein while forming additional strategic relationships with co-manufacturers.

•	Unique Approach to the Market
Our breakthrough product innovations have enabled a paradigm shift in both marketing and target audience—tapping into the enthusiastic pull from mainstream consumers for delicious and satisfying, yet better-for-you plant-based meats. This approach is summed up in our brand promise—”Eat What You Love.” At one of the nation’s largest conventional grocers, Kroger , 93% of Beyond Burger buyers over the 51‑week period ended June 18, 2018 also purchased animal protein during the same period, which evidences Beyond Meat’s appeal to meat-loving consumers.
It is not, and has never been, our goal to become the best-selling veggie burger company or to market our products in a manner similar to traditional veggie burgers and soy-based meat. These products have had limited appeal to traditional meat eaters, who commonly criticize their inferior taste. Consumer research shows that, when choosing among plant-based meat options, taste is the single most important product attribute for plant-based foods. Legacy vegetarian brands have typically aimed to compensate for poor taste appeal by positioning their products as a noble sacrifice-something consumers should do for the benefit of their health, the environment, and/or animal welfare.
When we launched our flagship Beyond Burger in 2016, we approached the marketplace in an unprecedented way. Instead of marketing and merchandising The Beyond Burger to vegans and vegetarians (who represent less than 5% of the U.S. population), we requested that the product be sold in the meat case at grocery retailers where meat-loving consumers are accustomed to shopping for center-of-plate proteins.
The first grocery unit to sell The Beyond Burger in its meat section was the Rocky Mountain Division of Whole Foods Market. In May 2016, they placed The Beyond Burger alongside its animal-based equivalents, and soon other Whole Foods Market regions followed. In April 2017, Safeway of Northern

California started merchandising The Beyond Burger in its meat section, and within a few weeks several Kroger divisions announced they would do the same. The Beyond Burger is now carried by approximately 11,000 of our 17,000 grocery store customers across the United States.
In the Southern California division of one of the nation’s largest conventional grocers, Kroger, , The Beyond Burger was the #1 selling packaged product in the meat case, outselling all other packages of beef, angus, chicken and turkey burgers for the 12-week period ending August 4, 2018. We believe merchandising in the meat case in the retail channel has helped drive greater brand awareness with our end consumers.
Reflecting the strength and value of the Beyond Meat brand to its partners, many of our restaurant, hotel and other foodservice customers choose to prominently feature our brand name on their menu and within item descriptions, in addition to displaying Beyond Meat branded signage throughout the venue. Our foodservice business not only functions as a form of paid trial for our products, helping to drive additional retail demand, but also creates even greater brand awareness for Beyond Meat through the on-menu and in-store publicity we receive. We believe that we have established our brand as one with “halo” benefits to our partners as evidenced by the speed of adoption by key partners. For example, Beyond Meat was the fastest new-product launch in the history of A&W Canada and TGI Fridays, and a number of our key partners are investing their own resources to tap into our brand and product awareness. For example, A&W Canada is currently investing significant amounts of money across television, digital media and press to promote the addition of The Beyond Burger to their menu. The Beyond Burger is now carried by approximately 10,000 restaurant and foodservice outlets across the United States. Our distribution across retail and foodservice outlets continues to grow on a monthly basis.
Our recent success with A&W Canada illustrates growing international demand for our products. We launched in Europe in August 2018 through contracts with three major distributors and have also received strong expressions of interest from some of Europe’s largest grocery and restaurant chains. We intend to establish production capabilities there in 2019.  Additionally, for several years we have maintained a presence and generated brand awareness in Asia through our local distributor, and expect further expansion in the region over time.

•	Unique Approach to Our Brand
Our mission is to create nutritious plant-based meats that taste delicious and deliver a consumer experience that is indistinguishable from that provided by animal-based meats. We believe our brand commitment, “Eat What You Love” encourages consumers to eat more, not less, of the traditional dishes they enjoy by using our products, while feeling great about the health, sustainability, and animal welfare benefits associated with consuming plant-based protein. Our approach of bringing to market the best innovations each year is a strategy that engages the consumer and provides feedback from which we iterate and improve. This approach is one of the reasons we worked for and obtained Non-GMO Project certification for all of our current products.
Our brand awareness has been driven by strong social marketing. Consumers and the media are enthusiastic about the concept of an authentically meaty tasting plant-based burger and drove more than 4.0   billion earned media impressions in 2017, which are growing at an even faster pace in 2018—with 6.8   billion earned media impressions between January and August 2018. The viral nature of our marketing and brand-building has been enhanced by both the network of brand ambassadors we have developed throughout the United States, and our strong following by celebrities from the worlds of sports and entertainment who help promote the benefits of a plant-based diet and the Beyond Meat brand.
We launched The Future of Protein marketing campaign in the summer of 2015, which seeks to mobilize our ambassadors to help raise brand awareness and make our products aspirational. Our joint announcement with Leonardo DiCaprio about his becoming a Beyond Meat brand ambassador in October 2017 has generated over 378 million earned media impressions, including a viral video released by Now This Entertainment that drew more than 8.5 million views. When we shared the announcement on Beyond Meat’s Instagram, it quickly became one of our most liked posts.
“Earned media impressions” refers to the amount of exposure that a piece of content in a television show, newspaper, website, blog or other form of media receives based on the readership or viewership for that particular media. Impressions are only calculated for stories that mention our brand or products specifically by name. For example, if as of January 2018, 3 million people subscribed to a particular newspaper and an article ran in January 2018 in that newspaper mentioning or featuring Beyond Meat or any of our products such as The Beyond Burger or Beyond Sausage which is not as a result of any payment by us, then the earned media impressions for that article would be 3 million.
Earned media impressions reflect interest in our products, our products’ or brand’s relevance to the media and the audiences they service and the overall positioning of our products in the marketplace. We believe that continued growth in this number year-over-year reflects increasing organic media interest in us and thus consumer exposure to our brand and products.
Net revenues have been steadily increasing over the past several years along with our earned media impressions.
A recent Food Insider video covering Beyond Meat’s unveiling of its new Manhattan Beach Project Innovation Center, went viral on Facebook, being shared more than 170,000 times and generating approximately 23 million views in three weeks.
History
We founded Beyond Meat in 2009 with a vision of building meat products directly from plants. This vision was in response to growing global challenges in the areas of health, climate change, natural resource use and conservation, and animal welfare, which we now call our four horsemen of change. Our founder and CEO, Ethan Brown, began his professional career in the clean energy sector. For over a decade, Ethan saw first-hand the sizable investments in solar, lithium ion batteries, fuel cells, wind and other alternative forms of energy in an effort to reduce greenhouse gas emissions. Ethan realized we were ignoring a large piece of the global solution to climate stabilization: the large and growing contribution of the livestock industry to greenhouse gas emissions, estimated to be from 18-51% of total emissions, depending on the methodology used. He began to think about applying the same framework to solving livestock emissions, specifically using technology, science, and significant capital investment to address a global challenge and opportunity: bypassing the animal and building meat directly from plants.
Growing up in Washington, D.C. and College Park, Maryland, Ethan spent considerable time on his family’s farms, most notably Savage River Farms, a Holstein dairy operation in Western Maryland. As an adolescent and young adult, Ethan began to ask a recurring question: what is the determining biological difference between the animals we keep as pets and those relegated to the dinner plate? Later, raising his own children and seeking to satisfy their protein requirements as they grew, this question returned, along with growing concerns around human health, climate change, and the natural resource implications of intensive animal protein production and consumption. In 2009, Ethan responded by founding Beyond Meat to understand the fundamental composition of meat and build it directly from plants.
In 2009, we opened our first operation in a small commercial kitchen in Maryland and we began selling an early plant-based product to Whole Foods Markets Prepared Foods in the Mid-Atlantic region. In 2010, also in Maryland, we opened our own modest manufacturing facility. During this period, Ethan began working extensively with two researchers at the University of Missouri’s Bioengineering and Food Science Department at the College of Agriculture and Natural Resources, along with faculty and students at the University of Maryland’s Nutrition & Food Science Department. Ethan ultimately licensed a process developed by the researchers that combined proteins from plants into a basic structure resembling animal muscle, or meat, and used this as an initial foundation for Beyond Meat products. With this basic protein platform and an understanding that the balance of parts of meat, namely lipids, trace minerals, and water, were also present in abundance outside the animal, it became clear that with appropriate resources, building meat from plants was indeed possible.
Over the years, Beyond Meat has continued to invest heavily in research, development and innovation as recently demonstrated by our state of the art Manhattan Beach Project Innovation Center which is a part of our world headquarters in El Segundo, California. Our work is a team effort, defined by passionate and capable management, scientists, technicians and engineers who share a common goal to achieve enormous lasting benefits to our society and the planet.
Industry

•	Our Market Opportunity
We operate in the large and global meat industry, which is comprised of fresh and packaged animal-based meats for human consumption. According to data from BMI, the meat industry is the largest category in food and in 2017 generated estimated sales across retail and foodservice channels of approximately $270 billion in the United States and approximately $1.4 trillion globally. Our core target market is the United States, which has the highest level of animal-based meat consumption per person on a global basis, according to the OECD.
We believe that consumer awareness of the perceived negative health, environmental and animal-welfare impacts of animal-based meat consumption has resulted in a surge in demand for viable plant-based protein alternatives. Despite this growing demand, the plant-based meats category currently represents approximately two percent of the U.S. meat industry, highlighting the lack of satisfying plant-based meat options and scaled winners in the category. According to Nielsen data commissioned by the Plant Based Foods Association, sales of plant-based meat in the retail channel generated just over $670 million of retail sales over the 52-week period ending June 16, 2018.
We are growing at a substantially faster rate than the existing animal-based meat and plant-based meat industries and expect our growth to accelerate. We believe our outsized revenue growth will allow us to capture an increased share of the broader U.S. meat category, supported by a number of key drivers, including the authentic comparability and sensory experience of our products to their animal-based meat equivalents, continued mainstream acceptance of our products with the traditional animal-based meat consumer, heightened consumer awareness of the role that food and nutrition, particularly plant-based foods, play in long-term health and wellness, and growing concerns related to the negative environmental and animal-welfare impacts of animal-based meat consumption.
A key analogy for both the approach to and the scale of our opportunity is the strategy by which the plant-based dairy industry captured significant market share of the dairy industry over the past two decades. According to the Mintel Report in the United States, the current size of the non-dairy milk category is equivalent to approximately 13% of the size of the dairy milk category. According to research firm Mintel, the non-dairy milk category in the United States was estimated to be approximately $2 billion as of 2017, which grew at a compound annual growth rate of 10% from 2012 to 2017. The success of the plant-based dairy industry was based on a strategy of creating plant-based dairy products that tasted better than previous non-dairy substitutes, packaged and merchandised adjacent to their dairy equivalents. We believe that by applying the same strategy to the plant-based meat category, it can grow to be at least the same proportion of the $270 billion meat category in the United States, which over time would represent a category size of $35 billion in the United States alone. We also believe that the introduction of our plant-based products is serving as a similar catalyst in the meat industry. As a market leader in the plant-based meats category, we believe we are well-positioned to capture and drive a significant amount of this category growth.
We believe there is significant demand for our products across the globe in retail and restaurant and foodservice channels. In markets excluding the United States, the amount of meat consumed has more than doubled in the past two decades from 120 million tons in 1997 to 280 million tons in 2017, according to the OECD. Our initial target markets include Australia, Europe, Hong Kong, Israel, South Korea, South

Africa and parts of the Middle East, where we have received strong inbound interest for our plant-based products.

•	Health and Environmental Impact of Animal-Based Meat Consumption
Consumer interest in plant-based proteins, particularly among millennial and younger generations, has been driven in part by growing awareness of the health and environmental impact of animal-based meat consumption. Now that consumers have access to unprecedented levels of information provided via the Internet and social media channels, we expect global awareness of these issues to grow and have a positive impact on consumer demand for our products.

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Health: The negative impact on health caused by certain meats has been well publicized in recent years. In 2004, the WHO-FAO Report highlighted that dietary factors, including consumption of certain meats, accounted for at least 30% of most cancers in developed countries and up to 20% in developing countries. The WHO has since added processed meats such as hot dogs, ham, bacon and sausage to its Group 1 category of carcinogens, alongside items such as alcohol, asbestos, and tobacco smoke. A similar conclusion was presented at the American Heart Association, where researchers conducting a 2017 dietary study of over 15,000 adults between 2003 to 2013 highlighted that people who eat mostly a plant-based diet were associated with a 42% reduced risk of developing heart failure among people without diagnosed heart disease or heart failure. Additionally, animals and livestock are also susceptible to various diseases such as Mad Cow (beef), Swine Flu (pork) and Avian Influenza (poultry) that may cause further health risks from consuming potentially infected animal meats.

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Climate change: The global livestock industry is estimated to be responsible for a significant portion of global greenhouse gas emissions, such as methane and nitrous oxide. Estimates range from 18 to 51%. The landmark IPCC Report highlighted that climate change is expected to cause “severe, widespread, and irreversible impacts” on the natural environment unless carbon emissions are cut sharply and rapidly. The report highlighted that behavioral changes, including dietary changes such as eating less meat, can have a significant role in cutting emissions.

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Global resource usage : Rising global meat consumption and livestock production has been shown to have major negative impacts on the environment due to the burden placed on land and water resources. According to the FAO and the joint OECD-FAO Report, livestock occupies 30% of the planet’s land surface, accounts for 78% of all agricultural land use and 29% of agricultural water usage. Meat consumption is also burdensome on the environment in terms of production inputs. According to the WRI Report, beef is highly inefficient to produce because only 1% of the feed cattle consumed is converted to calories that people consumed from eating beef while pork converts approximately 10% and poultry converts approximately 11% of their feed to human-edible calories. During 2017 and 2018, Beyond Meat engaged the University of Michigan to conduct a peer-reviewed, third-party-led Life Cycle Analysis, assessing the efficiencies associated with producing a ¼-lb Beyond Burger versus a ¼-lb, standard 80/20 beef burger (which is a mixture of 80% lean cow muscle and 20% cow fat). The results of this study show that compared to a beef burger, The Beyond Burger requires 93% less land, 99% less water, and 46% less energy, while generating 9 0 % fewer greenhouse emissions .

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Animal welfare: Worldwide, it is estimated that about 60-70 billion farm animals are now produced for food each year; with two out of every three being factory farmed. Over the past decade, animal welfare groups have publicized a range of investigations highlighting the issues related to safety, welfare and well-being of animals caused by mass livestock production, which we believe has led to substantial movement toward more plant-based alternatives.

Our Competitive Strengths
We believe that the following strengths position us to generate significant growth and pursue our objective to become a leader in the global meat category.

•	Dedicated Focus on Innovation
We invest significant resources in our innovation capabilities to develop plant-based meat alternatives to popular animal-based meat products. Our innovation team, comprised of approximately 40 scientists, engineers, researchers, technicians and chefs, has delivered multiple first-to-market plant-based meat breakthroughs, as well as continuous improvements to existing products. Both our Beyond Burger and our Beyond Sausage products are the result of this approach. We are able to leverage what we learn about taste, texture and aroma across our platform and apply this knowledge to each of our product offerings. In addition, we recently opened our 30,000 square foot Manhattan Beach Project Innovation Center in El Segundo, California, which is ten times the size of our previous lab space. In our new innovation center we have a strong pipeline of new products in development, and can more rapidly transition our research from bench top to scaled production. As our knowledge and expertise deepens, our pace of innovation is accelerating, allowing for reduced time between new product launches. Our goal is to develop at least one new product a year. After taking multiple years to develop the first Beyond Burger, it took us less than a year to develop a new version, with improved taste, texture and aroma attributes. This newer version of The Beyond Burger is already being sold by A&W Canada, generating enthusiastic comparisons to beef. We expect this faster pace of product introductions and meaningful enhancements to existing products to continue as we innovate within our core plant-based platforms of beef, pork and poultry.

•	Brand Mission Aligned with Consumer Trends
Our brand is uniquely positioned to capitalize on growing consumer interest in great-tasting, nutritious, convenient, higher protein and plant-based foods. We have also tapped into growing public awareness of major issues connected to animal protein, including human health, climate change, resource conservation and animal welfare. Simply put, our products aim to enable consumers to “Eat What You Love” without the downsides of conventional animal protein. Consumer research shows that health concerns are some of the key reasons consumers seek plant-based alternatives to meat. Our ¼‑lb retail Beyond Burger contains zero cholesterol and about 40% less saturated fat than a ¼-lb standard 80/20 beef burger.
We have built a powerful brand with broad demographic appeal and a passionate consumer base. Our brand awareness is driven by strong social marketing, with over 1.0 million combined social media and newsletter followers as of August 2018, more than 4.0 billion media impressions in 2017, and 6.8 billion media impressions between January and August 2018. Our audience continues to grow from the attention generated by our large following of celebrities, influencers and brand ambassadors who identify with our mission.

•	Product Portfolio Generates Significant Demand from Retail and Restaurant Customers
Rapidly growing sales of our products by both our retail and restaurant partners have helped us foster strong relationships in a relatively short period of time. We provide our retailers with exciting new products in the meat case, where innovation rarely occurs. Many of our retail customers have experienced increasing levels of velocity of our products, measured by units sold per month per store, as well as repeat purchases. Recent shopper data research demonstrates Beyond Meat’s mainstream consumer appeal, revealing that 93% of Beyond Burger buyers at one of the nation’s largest conventional grocers, Kroger, also purchase meat over the 51-week period ended June 18, 2018, which indicates that our products appeal to a much wider audience than the niche audience of vegans and vegetarians that typically purchase legacy meat substitutes. Our restaurant customers are excited by the opportunity to differentiate their menu offering and attract new customers by partnering with Beyond Meat, and are seeking new ways to further promote our product. In summer 2018 , A&W Canada, the country’s second largest burger chain, ran an advertising campaign promoting The Beyond Burger as an exciting new product offering to drive consumer traffic. We believe their choice to feature The Beyond Burger demonstrates the marketing power of our brand and overall consumer excitement for our product. Additionally, popular restaurants have approached us directly to carry our branded product, despite already carrying our competitors’ products. This type of demand for our products has been a driving force in building strong ties with customers who have been continuously impressed by the impact our brand can make on their business.

•	Experienced and Passionate Executive Management Team
We are led by a proven and experienced executive management team. Prior to founding Beyond Meat, Ethan Brown, our President and Chief Executive Officer, spent over a decade in the clean energy industry working for hydrogen fuel cell leader, Ballard Power Systems, rising from an entry level manager to reporting directly to the Chief Executive Officer. Mr. Brown’s significant experience in clean tech, coupled with a natural appreciation for animal agriculture, led him to start a plant-based food company. Seth Goldman, our Executive Chair, has extensive experience working at fast-growing brands in the food and beverage industry, having founded Honest Tea, which was later sold to The Coca-Cola Company. Our management team plays an integral role in Beyond Meat’s success by instilling a culture committed to innovation, customer satisfaction and growth. Over time, we have grown our executive management team with carefully selected individuals who possess substantial industry experience and share our core values. The other members of our executive management team, which include Mark J. Nelson, Chief Financial Officer; Charles Muth, Chief Growth Officer; Dariush Ajami, Chief Innovation Officer; and Stephanie Pullings Hart, Senior Vice President, Operations, have an average of 21 years of industry experience, having driven growth at both consumer packaged goods companies and high growth businesses, such as Clorox, Coca-Cola, Farmer Brothers Coffee and Nestle. We believe this blend of talent gives us tremendous insights and capabilities to create demand and fulfill it in a scalable, profitable and sustainable way.
Our Growth Strategy

•	Pursue Top-line Growth Across our Distribution Channels
We believe there is a significant opportunity to expand Beyond Meat well beyond our current retail and restaurant footprint. Our early focus was to establish a presence in the grocery retail channel, and we have successfully expanded into approximately 27,000 points of distribution across the United States and abroad. In addition to further growth within retail, we are beginning to sell more of our product in restaurants and other foodservice locations and developing relationships with international partners, both of which represent significant new opportunities. We believe increased distribution will lead more consumers to purchase our products and increase the overall size of the plant-based protein category as more consumers shift their diets away from animal-based proteins.
We have developed a strategy to pursue growth within the following distribution channels:

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Retail: Building on the strong success of The Beyond Burger, we intend to increase our presence as the first plant-based protein offering in the meat case. We have a strong presence at leading food retailers, including Albertsons, Kroger, Wegmans and Whole Foods Market. We have a significant opportunity to grow our sales within US retail by focusing on increasing sales at our existing points of distribution, as well as increasing sales of new products, such as our Beyond Sausage product. We also expect to grow our U.S. retail distribution by establishing commercial relationships with new customers. Examples of customer wins in 2018 include Publix and Sprouts.

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Restaurant and Foodservice: Our 2017 food distribution launch with Sysco for The Beyond Burger has resulted in our products being served in approximately 10,000 restaurant and foodservice outlets. We have established other partnerships with selected restaurant chains, including BurgerFi, Bareburger, TGI Fridays and A&W Canada. We plan to continue to aggressively expand our network of restaurant and foodservice partners. We have received significant interest from new potential partners and are expecting to launch at several prominent restaurant chains in 2019.

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International: We believe there is significant demand for our products in Canada and Europe across retail and restaurant and foodservice channels and expect to increase production for those regions in 2019. We have established and seek to establish additional relationships with distributors in other geographies, including Australia, Israel, South Korea, South Africa and parts of the Middle East.

•	Invest in Infrastructure and Capabilities
We are committed to prioritizing investment in our infrastructure and capabilities in order to support our strategic expansion plans. As a fast-growing company, we are making significant investments in hiring the best people, maximizing our supply chain capabilities and optimizing our systems in order to establish a sustainable market-leading position for the long-term future. This year, we commenced production at a new state-of-the-art manufacturing facility and entered into relationships with several co-manufacturers to significantly increase our production capacity. By the end of the first quarter of 2019, we expect to triple our monthly production capacity as compared to the end of the second quarter of 2018. We have plans to unlock additional capacity both domestically and internationally in 2019. We are continuing to hire experienced employees in our sales, marketing, operations, innovation and finance teams to support our rapid growth. We are constantly evaluating and improving our supply chain processes and partnerships, so that we can increase manufacturing efficiencies and quality, while reducing costs.

•	Expand Our Product Offerings
The successes of The Beyond Burger and Beyond Sausage products have confirmed our belief that there is significant demand for additional plant-based meat alternative products. We intend to strengthen our product offering by improving the formulations for our existing portfolio of products and by creating new products that expand the portfolio. We are continuously refining our products to improve their taste, texture and aroma. In addition, we are committed to increasing our investment in R&D to continue to innovate within our core plant-based platforms of beef, pork and poultry to create exciting new product lines and improve the formulations for our existing portfolio of products.

•	Continue to Grow Our Brand
We intend to continue to develop our brand and increase awareness of Beyond Meat. We plan on highlighting our “Eat What You Love” message and the global environmental benefits that come with consumers eating more of our products. We also plan to continue to create relevant content with our network of celebrities, influencers and brand ambassadors, who have successfully built significant brand awareness by supporting our mission and products and incorporating Beyond Meat into their daily lifestyle. We intend to expand our field marketing efforts to sample products directly with consumers in stores and at relevant events. We are launching a Beyond Meat food truck in the fall of 2018 that can support consumer sampling, content creation, as well as media, influencer and customer activations.

•	Remain Mission Focused and True to Our Values
We are a mission-driven business with long-standing core values. We strive to operate in an honest, socially responsible and environmentally sustainable manner and are committed to help solve the major health and global environmental issues which we believe are caused by an animal-based protein diet and existing meat industry practices. We believe our authentic and long-standing commitment to these issues better positions us to build loyalty and trust with current consumers and helps attract new ones. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled work force committed to our mission and our enterprise.
Our Products
We sell a range of products across the three core plant-based platforms of beef, pork and poultry. They are offered in ready-to-cook formats (merchandised in the meat case), which we refer to as our “fresh” platform, and ready-to-heat formats (merchandised in the freezer), which we refer to as our “frozen” platform. Though the original line of Beyond Meat products were ready-to-heat, our ready-to-cook offerings, such as Beyond Burger and Beyond Sausage, have been the chief drivers of our growth. All of our products are 100% free of gluten and GMOs and are significantly lower in saturated fats than their animal-based equivalents. We are focused on making them nutritionally dense, with minimal negative attributes.
Ready-to-cook (“Fresh”)
The Beyond Burger. The Beyond Burger, our flagship product, was our first product merchandised in the meat case of grocery stores. The Beyond Burger is designed to look, cook and taste like traditional ground beef. The Beyond Burger’s primary source of protein comes from yellow peas, providing 20 grams of protein and three grams of fiber per serving, and is free from soy, gluten and GMOs.
Beyond Sausage. Beyond Sausage is a ready-to-cook sausage designed to look, cook and taste like a pork sausage. Beyond Sausage’s primary source of protein comes from yellow peas, providing 16 grams of protein and three grams of fiber per serving, and is free from soy, gluten and GMOs. Beyond Sausage currently comes in three flavors across both retail and foodservice: Brat Original, Hot Italian and Sweet Italian.

Ready-to-heat (“Frozen”)
Beyond Beef Crumbles. Beyond Beef Crumbles are ready-to-heat products designed to look and satisfy like minced or ground beef. Beyond Beef Crumbles’ primary source of protein comes from yellow peas, providing approximately 13 grams of protein and one gram of fiber per serving, and is free from soy, gluten and GMOs. Beyond Beef Crumbles currently come in two flavors for retail: Beefy and Feisty. The four flavors available for foodservice are Plain, Beefy, Feisty and Sausage.
Beyond Chicken Strips. Beyond Chicken Strips are ready-to-heat products that are intended to shred and satisfy like chicken. Beyond Chicken Strips’ source of protein comes from soy and yellow peas, providing approximately 22 grams of protein and three grams of fiber per serving, and is free from gluten and GMOs. Beyond Chicken Strips currently come in three flavors for retail: Southwest Style, Grilled and Lightly Seasoned. The two flavors available for foodservice are Plain and Lightly Seasoned.
Customers and Distributors

•	Retail
Since the success of The Beyond Burger, we have created a strong presence at leading food retailers across the country, such as Ahold, Kroger, Safeway, Shop Rite, Stater Brothers, Target, Wegmans and Whole Foods Market.
Many of these retailers purchase our products through food distributors which purchase, store, sell, and deliver our products to retailers. Because such distributors function in an intermediary role, we do not consider them to be customers.
For 2017, our largest distributors in terms of their respective percentage of our gross revenues included the following: UNFI, 38%; KeHE, 10% and DOT, 10%. For 2017, sales to Whole Foods, our largest customer, was 10%.
For 2017, our U.S. retail channel accounted for approximately 78% of our net revenues and has grown approximately 107% since 2016. We have a significant opportunity to grow our sales within U.S. retailers with improved fill rates at new and existing retail partners as we increase our production capacity, as well as increased sales of our innovations, such as our Beyond Sausage.

•	Restaurant and Foodservice
Our 2017 national food distribution launch with Sysco for The Beyond Burger has resulted in its being served in approximately 10,000 restaurant and foodservice outlets. We have established partnerships with selected restaurant chains, including A&W, Bareburger, BurgerFi, TGI Fridays and Veggie Grill. Our products are also available in prominent entertainment and hospitality vendors, such as Cinemark Theatres, Disney World, Hilton, Hyatt, LEGOLAND and Marriott. In 2017, our restaurant and foodservice channel accounted for approximately 22% of our net revenues, and has grown approximately 85% since 2016. We expect to launch The Beyond Burger and other products at additional prominent restaurant chains in 2019.

•	International
We distribute our products internationally, using distributors in Australia, Canada, Chile, China, Germany, Hong Kong, Ireland, Israel, New Zealand, South Korea, Taiwan, the European Union, the Middle East and the United Kingdom. In 2017, our international channel represented approximately 1% of our net revenues. We expect our international channel to grow substantially in the future, and believe that it will contribute an increasing share of our net revenues in coming periods.

Our Supply Chain

•	Sourcing and Suppliers
The principal ingredients to manufacture our products include pea protein and our plant-based proprietary flavors. We procure the raw materials for our woven protein from a number of different suppliers. Although most of the raw materials we require are typically readily available from multiple sources, we rely on one single source supplier, Roquette America, Inc., or Roquette, for the pea protein used for The Beyond Burger and Beyond Sausage.
We have a second supplier of yellow peas sourced from Canada which we use in our Beef Crumbles and Beyond Chicken Strips, but it is not a single source supplier. This supplier based in China exports the pea protein it processes into the U.S. to an intermediary facility before it is shipped to our facilities in Columbia, Missouri.
We continually seek additional sources of pea protein and other plant-based protein for our products that meet our criteria.
Proprietary flavors consist of product flavors that have been developed by our innovation team in collaboration with our supply partners exclusively for us. The formulas are then produced by our suppliers for use in our products. Ingredients in our proprietary flavors are qualified through trials to ensure manufacturability. Upon receipt of the ingredients, we receive Certificates of Analysis from our suppliers in our quality control process to confirm that our rigorous standards have been met. Flavors are extensively tested prior to introduction to ensure finished product attributes such as taste, texture and appearance are not negatively impacted.
We do not have long-term supply agreements with most of our suppliers. However, we secure our supplies on a purchase order basis. As most of the raw materials we use in our proprietary flavors are readily available in the market from many suppliers, we believe that we can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from our vendors. As of September 30, 2018, we believe that we had an adequate supply for our proprietary flavors for at least                  months.
Manufacturing
Our manufacturing process is diagrammed below.
First, a dry blend containing our pea protein is combined within our manufacturing facility. The dry blend then enters our extruder, where both water and steam are added. We then use a combination of heating, cooling and variations of pressure to weave together the proteins. The formed woven protein is then cut into smaller pieces to expedite the freezing process and assist in the final manufacturing process. The frozen woven protein is used as the basis of all our products. Next, our co-manufacturers further process the frozen woven protein by combining flavorings and other ingredients, after which the co-manufacturer prepares the final packaged product that is then shipped to stores. In order to sustain the quality of our products, we have implemented a “define, measure, analyze, improve and control,” or DMAIC, approach to improve, optimize and stabilize our processes and design.

While we manufacture The Beyond Burger for sale to the foodservice channel, we depend on co-manufacturers for all of our other products. Our co-manufacturers are located in California, Texas, Georgia and Pennsylvania. All third-party co-manufacturers sign non-disclosure agreements to ensure that our proprietary intellectual property and trade secrets are protected. We continue to explore establishing relationships with additional co-manufacturers as the business grows to take advantage of more competitive pricing and availability of our products.
Quality Control
In-process quality checks are performed throughout the manufacturing process, including temperature, physical dimension and weight. We provide specific instructions to vendors and restaurants for storing and cooking our products. All products are transported and stored frozen. Frozen products such as the Beyond Beef Crumbles and Beyond Chicken Strips are intended to be prepared from their frozen state, with cooking instructions enclosed on all packaging.
Retail products sold in the meat case as part of our “fresh” platform, such as The Beyond Burger and Beyond Sausage are shipped to the customer frozen. The foodservice customer is provided instructions on ‘slacking,’ which is typically done by moving frozen food to a refrigerator to allow it to slowly and safely thaw before cooking. For this step, retail customers must apply a “use by date” sticker of seven days for Beyond Sausage or ten days for The Beyond Burger.
Distribution
Distribution of products occurs from our in-house manufacturing facilities in Columbia, Missouri. From our co-manufacturing facilities, products are transferred by third-party logistics providers to cold storage facilities or are directly shipped to the customer.
At present, we do not utilize internal software to track loads but we leverage the systems of our transportation partners to manage our supply chain through retail distribution.
Ingredient and Packaging Suppliers
Packaging supplies are sourced in the United States with the exception of the Beyond Sausage tray which is currently sourced from China. We maintain approximately 10 weeks of inventory on these trays to ensure that we can mitigate any risk of interruption in supply.
We utilize an industry standard Number 3 Modified Atmospheric Packaging, or MAP Tray, that is slotted for the placement of two four ounce patties and used for the retail Beyond Burger. Packaging specifications are clearly defined and shared with our third-party relationships.
Order Fulfillment
Our customer service and logistics functions are responsible for customer-facing activities, order management, customer logistics, 4PL leadership and intra-company distribution. These functional areas reside in the Sales Operations department. We utilize NetSuite (ERP), MS Applications and Cloud interface platforms for these processes. Customer orders are principally transmitted via electronic data interface, or EDI, but may be processed manually if necessary. Orders are accepted in NetSuite, reviewed for accuracy and fulfillment plans are developed. When fulfillment plans are ready, orders are downloaded and emailed to our transportation partners for tendering. The order fulfillment process is led by the Sales Operations Manager and two direct-reports. Metrics for the Customer Service and Logistics team include order fill, on-time shipping, customer scorecards as needed and cost leadership. We have agreements with third-party service providers for all of our shipping needs.

Sales and Marketing and Consumer Outreach

•	Sales
As of June 30, 2018, our 31-person sales and commercial team, led by Chief Growth Officer, Charles Muth, is organized into three divisions, retail, foodservice and international. The sales team has an extensive range of experience from leading natural food, meat and plant-based protein companies. The retail, foodservice and international teams work in close coordination with a national network of broker and distributor sales teams that gives us access to accounts across the United States.

•	Field Marketing Representatives
We have an active field marketing team that samples our products at special events and utilizes a food truck. As of August 2018, we have executed 75 such events, with approximately 45,000 samples distributed.

•	Digital Marketing and Social Media
The primary means by which we drive consumer awareness and interest in our products is via (i) social media, (ii) our digital newsletter, which had over 197,000 subscribers as of August 2018 and (iii) our website, which had on average over 274,000 unique monthly visits through August 2018.
While we enjoy upward growth in our online marketing activities, we have historically done a relatively modest amount of paid targeting. In 2017, we dedicated approximately 4% of our marketing and advertising spend to digital marketing channels. We maintain a registered domain website at www.beyondmeat.com, which serves as the primary source of information regarding our products. Our website had approximately 1.9 million visitors in 2017 based on internal tracking. Our website presence has continued to grow, as we have had approximately 2.2 million new visitors to our website between January and August 2018, based on Google Analytics. Our website is used as a platform to promote our products, provide news, share recipes, highlight nutritional facts and provide general information on where to purchase our products, whether retail or as served in an establishment.
We extensively use social media platforms such as Facebook, Instagram and Twitter for online collaboration. These platforms are fundamentally changing the way we engage with our consumers and allow us to directly reach desirable target demographics such as millennials and “Generation Z.” A few examples of how we use social media to connect with our consumers and promote healthy lifestyles are summarized below.

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Facebook: We maintain a company Facebook page, which we use to facilitate consumer services, distribute brand information and news and publish videos and pictures promoting the brand. We also conduct regular contests and giveaways. As of August 2018, we had over 339,000 Facebook followers.

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Instagram: We maintain an active company Instagram account, @beyondmeat, which we use to publish content related to our products and company in order to better connect with potential and existing consumers. We frequently publish news, celebrity promotion and content related to our activities. As of August 2018, we had over 429,000 Instagram followers.

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Twitter: We maintain an active company Twitter account, @BeyondMeat, which we use to disseminate trending news and information, as well as to publish short format tips, tricks and shortcuts. We also regularly interact with our consumers. As of August 2018, we had over 58,000 Twitter followers.

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LinkedIn: We maintain an active company LinkedIn account, which we use to disseminate news related to Beyond Meat and industry-related media and information. We use our LinkedIn account as a job board for individuals interested in working with us. As of August 2018, we had more than 10,000 LinkedIn followers.

Celebrity Endorsement
We are fortunate to have partnered with celebrities such as Tia Blanco, Leonardo DiCaprio, Snoop Dogg, Kyrie Irving, DeAndre Hopkins, DeAndre Jordan, Maya Moore and April Ross who share our core values. Their organic involvement and interest is helpful to promoting our overall mission.
Competition
We operate in a highly competitive environment. We believe that we compete with both conventional animal-protein companies, such as Cargill, Hormel, JBS, Tyson and WH Group (including its Smithfield division) and also plant-based protein brands, such as Boca Foods, Field Roast Grain Meat Co., Gardein, Impossible Foods, Lightlife, Morningstar Farms and Tofurky. We believe the principal competitive factors in our industry are:

•	taste;

•	nutritional profile;

•	ingredients;

•	texture;

•	ease of integration into the consumer diet;

•	low-carbohydrate, low-sugar, high fiber and protein;

•	lack of soy, gluten and GMOs;

•	convenience;

•	cost;

•	brand awareness and loyalty among consumers;

•	media spending;

•	product variety and packaging;

•	access to major retailer shelf space and retail locations;

•	access to major restaurant and foodservice outlets and integration into menus; and

•	intellectual property protection on products.
We believe we compete effectively with respect to each of these factors. However, many companies in our industry have substantially greater financial resources, more comprehensive product lines, broader market presence, longer standing relationships with distributors and suppliers, longer operating histories, greater production and distribution capabilities, stronger brand recognition and greater marketing resources than we have.
Employees
As of June 30, 2018, we had 281 full-time employees, including 201 in operations, 33 in innovation, research and development, 31 in sales and marketing and six in finance. 108 of these full-time employees are contract workers. None of our employees are represented by a labor union. We have never experienced a labor-related work stoppage.

Facilities
We do not own any real property. We lease our headquarters which includes the Manhattan Beach Project Innovation Center at 1325 East El Segundo Blvd., El Segundo, California pursuant to a lease agreement that expires on January 31, 2022. If we are not in breach of the terms of our lease and provide our landlord with the required notice, we have an option to extend the term for an additional twenty-four month period commencing when the prior term expires upon written notice to our lessor. The approximately 30,000 square foot space houses our corporate headquarters and the Manhattan Beach Project Innovation Center.
We also lease our industrial manufacturing plant located at 1714 Commerce Ct., Suites A&B, Columbia, Missouri pursuant to a lease agreement, as supplemented by a side letter dated June 10, 2014. The lease expires on June 30, 2019. The approximately 26,000 square foot facility houses our industrial manufacturing plant.
We have recently opened an expanded manufacturing facility located at 2400 Maguire Boulevard, Columbia, Missouri pursuant to a lease agreement that expires on October 1, 2024. The manufacturing facility is approximately 64,000 square feet. If we are not in breach of the terms of our lease, the term of the lease will be automatically renewed for two consecutive three-year option periods.
We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.
Research and Development
We have dedicated approximately 26,000 square feet of our headquarters (the Manhattan Beach Project Innovation Center) to our research and development team, who create, test and refine our products. We employ in-house scientists, engineers, researchers and testers to help create the next iterations to plant-based meat products. Our team has delivered a number of first-to-market breakthroughs focused on plant-based meat and we are also focused on continuous improvement of existing products. We have and will continue to protect any intellectual property created by us.
As of June 30, 2018, we employed approximately 40 scientists, engineers, researchers, technicians and chefs to help create the next generation of food for our consumers.
Our Beyond Meat Rapid and Relentless Innovation Program defines the details of the product innovation process from ideation and prototype development through commercialization. This process assigns responsibility and accountability of each functional team throughout the process and defines deliverables at each step.
Product Innovation
Innovation is a core competency of ours and important part of our growth strategy. Our goal is to identify large, animal-based meat product categories across our core plant-based platforms of beef, pork and poultry that exhibit long-term consumer trends. We then dedicate significant research and development resources to create authentic plant-based versions for these products that replicate taste, texture and aroma of their animal-based equivalents. We have been able to leverage the success of our existing products and resulting brand equity to launch improved versions our existing products and create new products. We have a range of new products in our pipeline and our goal is to develop at least one new product a year.

The innovation team undertakes extensive research projects to increase our fundamental understanding of animal-based meat and plant-based equivalents. A few examples of where we are focusing on continued refinements of our products include:

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Better fat adipose tissue and saturated fat mimics: We are researching new materials and technologies capable of mimicking saturated fat in terms of texture and appearance, but without the nutritional drawbacks of saturated fat.

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Alternative functional proteins: We pursue new non-animal proteins that add function to our food products, including native proteins that can denature during cooking, protein binders and protein emulsifying agents and proteins.

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Additional connective tissue equivalents: We are seeking materials and methods to introduce additional cartilaginous-like materials and heterogeneity in the form of both texture and appearance in our food products.

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Encapsulation materials and technology: We are seeking new materials and technologies to expand the scope of controlled-release delivery systems in our food products as it relates to delivering flavor, color and texturizing agents.

•	Materials and technologies to support flavor and texture development: We are seeking non-GMO enzymes that can assist with protein enzymolysis as it relates to flavor reactions.
Seasonality
Generally, we expect to experience greater demand for certain of our products during the summer grilling season. In 2017, we experienced strong net revenue growth compared to 2016, which masked this expected seasonal impact. As our business continues to grow, we expect to see additional seasonality effects, with revenue growth tending to be greater in the second and third quarters of the year.
Trademarks and Other Intellectual Property
We own domestic and international trademarks and other proprietary rights that are important to our business. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are The Beyond Burger, Beyond Beef, Beyond Chicken, Beyond Meat, Beyond Sausage, The Cookout Classic, The Future of Protein and The Future of Protein Beyond Meat, all of which are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We have applied for or have trademark registrations internationally as well, including in Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Egypt, the European Union, Hong Kong, India, Indonesia, Israel, Japan, Mexico, the Middle East, New Zealand, Norway, Philippines, South Korea, Russia, Saudi Arabia, Singapore, South Africa, Switzerland, Taiwan, Thailand, Turkey and the United Arab Emirates. We believe the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets are important to our success.
We aggressively protect our intellectual property rights by relying on trademark, copyright, patent, trade dress and trade secret laws and through the domain name dispute resolution system. Our domain name is www.beyondmeat.com, which drew approximately 2.2 million visitors from January through August 2018 based on Google Analytics.
We believe our intellectual property has substantial value and has contributed significantly to our business. We have one issued patent in the United States and have eight pending patent applications in the United States and 12 pending international patent applications.
We consider the specifics of our marketing, promotions and products as a trade secret, and information we wish to keep confidential. In addition, we consider proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing as trade secrets, and information we wish to keep confidential. We have taken reasonable measures to keep the above-mentioned items, as well as our business and marketing plans, customer lists and contracts reasonably protected, and they are accordingly not readily ascertainable by the public.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by its chief operating decision maker, or CODM, in deciding how to allocate resources to an individual segment and in assessing performance. Our CODM is our Chief Executive Officer. We have determined that we operate in one operating segment and one reportable segment, as our CODM reviews financial information presented on an aggregate basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Government Regulation
Along with our co-manufacturers, brokers, distributors and ingredients and packaging suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities. In the United States, the primary federal agencies governing the manufacture, distribution, labeling and advertising of our products are the U.S. Food and Drug Administration, or FDA, and the U.S. Federal Trade Commission, or FTC. Under various federal statutes and implementing regulations, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our product composition, manufacturing, labeling and other marketing and advertising to consumers. Among other things, the facilities in which our products and ingredients are manufactured must register with the FDA, comply with current good manufacturing practices, or cGMPs and comply with a range of food safety requirements established by and implemented under the Food Safety Modernization Act of 2011. The FDA has the authority to inspect these facilities to evaluate compliance with these requirements. The FDA also requires that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading. Similarly, the FTC requires that our marketing and advertising be truthful, non-misleading and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements.
In addition, the U.S. Department of Agriculture, or USDA, regulates certain categories of food products, including meat and poultry products. Although our plant-based products are not currently regulated by the USDA, in February 2018, the agency received a petition from industry requesting that it exclude products not derived from the tissue or flesh of animals that have been harvested in the traditional manner from being labeled and marketed as “meat,” and exclude products not derived from cattle born, raised and harvested in the traditional manner from being labeled and marketed as “beef.” The USDA has not yet responded substantively to this petition, but has indicated that the petition is being considered as a petition for a policy change under the USDA’s regulations.
In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, every state in which our products are manufactured requires facility registration with the relevant state food safety agency, and those facilities are subject to state inspection as well as federal inspection. Further, states can impose state-specific labeling requirements. For example, this year, the state of Missouri passed a law that prohibits any person engaged in advertising, offering for sale, or sale of food products from misrepresenting products as meat that are not derived from harvested production livestock or poultry. The state of Missouri Department of Agriculture has clarified its interpretation that products which include prominent disclosure that the product is “made from plants,” or comparable disclosure such as through the use of the phrase “plant-based,” are not misrepresented under Missouri law. We believe that our products are manufactured and labeled in material compliance with all relevant state requirements, including the recent Missouri law, and pay close attention to any developments at the state or federal level that could apply to our products and our labeling claims.
Internationally, we are subject to the laws of Australia, Canada, Hong Kong, Israel and the United Kingdom.
We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our co-manufacturers, distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.
Legal Proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.
On May 25, 2017, Don Lee Farms, a division of Goodman Food Products, Inc., filed a complaint against us in the Superior Court of the State of California for the County of Los Angeles asserting claims for breach of contract, misappropriation of trade secrets, unfair competition under the California Business and Professions Code, money owed and due, declaratory relief and injunctive relief, each arising out of our decision to terminate an exclusive supply agreement between us and Goodman Food Products, Inc. We deny all of these claims and filed counterclaims on July 27, 2017, alleging breach of contract, unfair competition under the California Business and Professions Code and conversion. Don Lee Farms is seeking unspecified compensatory and punitive damages, declaratory and injunctive relief, including the prohibition of Beyond Meat’s use or disclosure of the alleged trade secrets, and attorneys’ fees and costs. We are seeking monetary damages, restitution of monies paid to Don Lee Farms, and attorney’s fees and costs. We believe we were justified in terminating the supply agreement with Don Lee Farms, that we did not misappropriate their alleged trade secrets and that Don Lee Farms is liable for the conduct alleged in our cross-complaint. We are currently in the process of litigating this matter and intend to vigorously defend ourselves against the claims. Based on our current knowledge, we have determined that the amount of any material loss or range of any losses that is reasonably possible to result from this lawsuit is not estimable.
Roquette Supply Agreement
Pursuant to a supply agreement, Roquette provides us with pea protein sourced from yellow peas from Canada and France which we use in The Beyond Burger and Beyond Sausage. The Roquette agreement has an effective date of January 1, 2018 and expires on December 31, 2019. The pea protein obtained pursuant to the supply agreement is obtained on a purchase order basis. We are also required to provide Roquette with three-month rolling forecasts. These forecasts are subject to approval by Roquette. Payment terms are on a net 60-day basis. Roquette is located in France and they ship the pea protein to an intermediary storage facility in Chicago, Illinois.
As of               ,              , we had a reserve of pea protein which we estimate should last us approximately                 months, at our current usage rate. We estimate that it would take us approximately four months to locate and qualify an alternative supplier of the products we currently purchase from Roquette.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors (ages as of July 31, 2018):

Name	Age	Position
Ethan Brown	46	President and Chief Executive Officer, Board Member
Seth Goldman	52	Executive Chair, Board Member
Mark J. Nelson	49	Chief Financial Officer, Treasurer and Secretary
Charles Muth	63	Chief Growth Officer
Dariush Ajami	43	Chief Innovation Officer
Stephanie Pullings Hart	46	Senior Vice President, Operations

Gregory Bohlen	58	Board Member
Diane Carhart	63	Board Member
Raymond J. Lane	71	Board Member
Bernhard van Lengerich, Ph.D.	66	Board Member
Michael A. Pucker	57	Board Member
Christopher Isaac Stone	44	Board Member
Donald Thompson	55	Board Member
Executive Officers
Ethan Brown. Ethan Brown is the founder of Beyond Meat and has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in 2009. He also served as our Secretary since our inception to September 2018. Mr. Brown began his career with a focus on clean energy and the environment, serving as an energy analyst for the National Governors’ Center for Best Practices.  He then joined Ballard Power Systems (NASDAQ: BLDP), a hydrogen fuel-cell company where he worked for several years, being promoted from an entry-level manager to reporting directly to the Chief Executive Officer before leaving to found Beyond Meat. Mr. Brown also created and opened a center for fuel reformation and has held several industry positions, including Vice Chairman of the Board at The National Hydrogen Association and Secretary of the United States Fuel Cell Council. He is a Henry Crown Fellow at the Aspen Institute and along with Beyond Meat is the recipient of the United Nation’s highest environmental accolade, Champion of the Earth (2018). Mr. Brown holds a MBA from Columbia University and an MPP with a focus on Environment from the University of Maryland. We believe Mr. Brown’s strategic vision for the company and his expertise in technology and business operations makes him qualified to serve on our board.
Seth Goldman. Seth Goldman joined Beyond Meat as Executive Chair and as a member of our board of directors in February 2013. Mr. Goldman is also currently the TeaEO Emeritus and Innovation Catalyst for Coca-Cola Company’s Venturing & Emerging Brands, a part-time position he has held since November 2015. Mr. Goldman co-founded Honest Tea Inc., a bottled organic tea company, in February 1998, which was later sold to The Coca-Cola Company, and previously served as Honest Tea’s President and TeaEO until 2015. In 2015, Mr. Goldman was named the #1 Disruptor by Beverage World, and Beverage Executive of the Year by Beverage Industry magazine. He has also been recognized as an Ernst & Young Entrepreneur of the Year and the Washington DC Business Hall of Fame. In 2018, Partnership for a Healthier America recognized Mr. Goldman with its Visionary CEO award. Mr. Goldman serves on the advisory boards of Ripple Foods, a dairy-free plant-based milk company (November 2015 to present), the Yale School of Management (July 2013 to present), the American Beverage Association

(April 2010 to present), and Bethesda Green, a local sustainability non-profit he co-founded (January 2008 to present). He has a BA degree in Government from Harvard College and a Masters of Private & Public Management degree from Yale School of Management and is a Henry Crown Fellow of the Aspen Institute. We believe that Mr. Goldman is qualified to serve on our board of directors due to his extensive experience working at fast-growing brands in the food and beverage industry, his experience founding and building an entrepreneurial company and his knowledge of sustainable business practices.
Mark J. Nelson . Mark J. Nelson rejoined Beyond Meat as Chief Operating Officer and Chief Financial Officer in May 2017. In September 2018, he was also appointed Treasurer and Secretary and resigned his Chief Operating Officer position. Mr. Nelson briefly served as Senior Vice President and Chief Financial Officer of Biolase (NASDAQ: BIOL), a medical device company, from March 2017 to May 2017. From February 2016 to March 2017, Mr. Nelson served as our Chief Operating Officer and Chief Financial Officer and from December 2015 to February 2016 served solely as our Chief Financial Officer. From April 2013 to November 2015, Mr. Nelson was Treasurer and Chief Financial Officer of Farmer Bros. Co. (NASDAQ: FARM), a manufacturer, wholesaler and distributor of coffee, tea, spices and culinary products . Prior to that, Mr. Nelson served as Chief Accounting Officer (April 2010 to April 2013), Vice President, Corporate Controller (June 2008 to April 2010) and Vice President and General Manager (June 2006 to May 2008) at Newport Corporation, a formerly publicly traded global supplier of advanced-technology products and systems. He also worked at Thermo Fisher (NYSE: TMO), a biotechnology product development company from June 2002 to October 2004. Mr. Nelson has a BS degree in Business Administration from the University of Massachusetts at Amherst, and an MBA degree from Babson College.
Charles Muth . Charles Muth joined Beyond Meat as Chief Growth Officer in May 2017. In addition to his role at Beyond Meat, Mr. Muth also serves on the board of directors of Bali Beverage Company LLC, a beverage company, which specializes in beverages made from mangosteen. From January 2014 to January 2017, Mr. Muth led the creation of a new entrepreneurial sales and commercial organization within the Coca-Cola Company called Venturing & Emerging Brands as Senior Vice-President. From January 2010 to January 2017, Mr. Muth was Vice President of Sales at Honest Tea Inc. after its acquisition by the Coca-Cola Company. From February 2004 to January 2010, Mr. Muth was Senior Vice President of Sales and Marketing at The Philadelphia Coca-Cola Bottling Company. Mr. Muth also served as Managing Director of Seagram’s non-alcoholic mixer business from 2002 to 2004 after its acquisition by the Coca-Cola Company. Prior to the acquisition, Mr. Muth served as the Vice President and General Manager of Joseph E. Seagram & Sons, Inc.’s global non-alcoholic beverages business unit from 1992 to 2002. Mr. Muth has a BS degree in Marketing and Management from Montclair State University and an MBA degree in Finance from Fairleigh Dickenson University.
Dariush Ajami, Ph.D. Dariush Ajami, Ph.D., joined Beyond Meat in June 2015. Since July 2018, Dr. Ajami has been Chief Innovation Officer of Beyond Meat. He served as Director of Chemistry from June 2015 to August 2016, Director of Research from August 2016 to August 2017 and Vice President of Innovation from August 2017 to July 2018. Prior to joining Beyond Meat, Mr. Ajami was an Assistant Professor of Molecular Assembly at The Scripps Research Institute and Skaggs Institute of Chemical Biology from July 2008 to June 2015, where he worked on the fundamentals of molecular assembly, natural products and their applications in therapeutic development. Mr. Ajami has a BS degree in Chemistry from Isfahan University, Iran, a M.S. in Organic Chemistry from the Chemistry and Chemical Engineering Research Center of Iran, and a Ph.D. degree in Organic Chemistry from Technical University of Brunswick (Technische Universität Braunschweig), Germany.
Stephanie Pullings Hart . Stephanie Pullings Hart joined Beyond Meat as Senior Vice President, Operations in January 2018. Prior to her current role, Ms. Hart was Vice President, Technical & Production for Nestlé USA’s Confections and Global Foods and Ice Cream divisions from March 2016 to January 2018. She assumed her role in Nestlé USA, a subsidiary of Nestlé SA (SWX: NESN), after a three-year assignment as the Executive Director Technical & Production, Nestlé Australia Ltd. from January 2013 to March 2016. Ms. Hart also worked as the Vice President, Operations, Nestlé Nutrition – Jenny Craig from January 2010 to December 2012.  Ms. Hart began her career with Nestlé in 1995 and has held roles of increasing responsibility in manufacturing, research and development and human resources. She has a BS degree in Chemical Engineering from Florida State University and an Executive MBA degree from Benedictine College.
Directors
Ethan Brown. Business background information regarding Mr. Brown is set forth under “Executive Officers” above.
Seth Goldman. Business background information regarding Mr. Goldman is set forth under “Executive Officers” above.
Gregory Bohlen. Gregory Bohlen has served on our board of directors since February 2013. Mr. Bohlen co-founded Union Grove Venture Partners, a venture capital firm, in March 2014 and serves as a Managing Partner. Prior to that, Mr. Bohlen served as Managing Director, Venture Capital at Morgan Creek Capital Management, LLC, an investment management services company, from November 2011 to March 2014 to extend Morgan Creek’s venture exposure. From November 2002 to November 2011, Mr. Bohlen served as a managing director of Wasatch Advisors Cross Creek Fund, a venture capital firm. Mr. Bohlen’s experience and relationships in the venture capital and investment banking communities span over 30 years, and he has invested in over 50 venture-backed companies. Mr. Bohlen has a BS degree in Agricultural Economics and a MBA degree from the University of Illinois at Urbana-Champaign. We believe that Mr. Bohlen is qualified to serve on our board of directors due to his deep experience in working with entrepreneurial companies.
Diane Carhart. Diane Carhart has served as a member of our board of directors since January 2016. Ms. Carhart joined Stonyfield Farm, Inc., an organic yogurt maker, as Chief Financial Officer in April 1992. and also began serving as Chief Operating Officer in August 2006. Ms. Carhart has a BS degree in Accounting from the University of Connecticut and an MBA degree with a finance concentration from Boston University. We believe that Ms. Carhart is qualified to serve on the board because she has more than 40 years in accounting, finance and operations management with 26 years in the food industry.
Raymond J. Lane. Raymond J. Lane has served as a member of our board of directors since February 2015. Mr. Lane has been a Managing Partner at GreatPoint Ventures, a venture capital firm since March 2015. Mr. Lane has served as a Partner Emeritus and Advisor of Kleiner, Perkins, Caufield & Byers LLC, a venture capital firm, since April 2013 and was a Managing Partner of Kleiner, Perkins, Caufield & Byers LLC from September 2000 to April 2013. Mr. Lane has served on the board of directors of Hewlett Packard Enterprises (NYSE: HPE) from November 2015 to the present. In addition, Mr. Lane previously served as a member of the board of directors of Hewlett Packard, Inc. (NYSE: HPQ) from September 2010 to November 2015, where he also was the executive Chairman of the Board from September 2011 to April 2013 and the non-executive Chairman of the Board from November 2010 to September 2011. Prior to joining Kleiner Perkins, Mr. Lane was President and Chief Operating Officer and a director of Oracle Corporation, a software company. Mr. Lane also served as Chairman of the Board of Trustees of Carnegie Mellon University from July 2009 to July 2015. Mr. Lane holds a BS degree in Mathematics and honorary Ph.D. Science from West Virginia University. We believe that Mr. Lane is qualified to serve on our board of directors due to his experience in working with entrepreneurial companies and his experience on other public company boards of directors.
Bernhard van Lengerich, Ph.D. Bernhard van Lengerich, Ph.D., has served as a member of our board of directors since November 2016. Dr. van Lengerich joined General Mills, Inc. (NYSE: GIS), a multinational manufacturer and marketer of branded consumer food, in 1994 and was the Chief Scientific Officer and Vice President for Technology Strategy from 2007 until his retirement from General Mills in March 2015. Dr. van Lengerich is the founder of Seeding the Future Foundation, a 501c(3) organization focusing on food security in sub-Saharan Africa. He also founded Food System Strategies, LLC in 2015, pursuant to which he provides strategic advisory services to companies along the food value chain. Dr. van Lengerich served as our interim Chief Technical Officer and head of Research, Development and

Innovation from February 2016 to February 2017 and has provided advisory services to us pursuant to an advisor agreement with Food System Strategies, LLC since October 2015. At General Mills, he led the development of key enabling capabilities resulting in both, new product innovations driving top line growth and major productivity benefits for General Mills’ Holistic Margin Management program. He also led a new Game Changer program and created a novel “Cashless Venturing” initiative, enabling faster and more disruptive innovations. Dr. van Lengerich is inventor/co-inventor of over 150 national and international patents and patent applications and he is an IFT Fellow. He has MS and Ph.D. degrees in Food and Biotechnology from the Technical University of Berlin, which awarded him an Honorarium Professorship and where he also teaches Extrusion Processing. We believe that Dr. van Lengerich is qualified to serve on our board of directors due to his experience in the food industry and strong food science and technology background.
Christopher Isaac “Biz” Stone. Christopher Isaac “Biz” Stone has served as a member of our board of directors since January 2012. Mr. Stone is a Co-founder of Twitter, Inc. (NYSE: TWTR) where he has served as Creative Director since 2006 with a hiatus as Advisor between 2012 and 2017. Mr. Stone was the Co-Founder and Chief Executive Officer at Jelly Industries, Inc. from January 2013 to March 2017. Biz served as Special Advisor to the founders of Pinterest from March 2017 to March 2018, has been a Visiting Fellow at Oxford University since August 2015, has served as an advisor to The Global AI Council since August 2018 and is an active angel investor in companies such as Slack, Square, and Intercom. In addition to Twitter, Inc., Mr. Stone co-founded A Medium Corporation in January 2012, which provides an online publishing platform and has served as a member of its Board of Directors since January 2012 and as Creative Director from February 2012 to April 2013. He was also Chairman of the Board of Polaroid Swing, Inc. from July 2016 to November 2017 and was an independent director of Workpop, Inc. from September 2014 until May 2017. His honors include Inc. magazine’s Entrepreneur of the Decade, TIME magazine’s 100 Most Influential People in the World, GQ magazine’s Nerd of the Year and The Economist’s “Innovation Award.” We believe that Mr. Stone is qualified to serve on our board of directors due to his extensive experience in working with entrepreneurial companies.
Michael A. Pucker. Michael A. Pucker has served as a member of our board of directors since June 2014. Mr. Pucker founded DNS Capital, LLC in April 2013, where he serves as Chairman and Chief Executive Officer. Mr. Pucker also serves as a partner at the law firm of Latham & Watkins LLP, where he has practiced law since 1999. Mr. Pucker’s legal practice focuses on general corporate counseling, mergers and acquisitions, private equity, venture capital, capital markets, company representation, counseling boards and senior management in a variety of industries, and counseling families and related closely held enterprises in avoiding, mitigating and resolving disputes. Mr. Pucker currently serves as a member of the board of directors of Ann and Robert H. Lurie Children’s Hospital, the Advisory Board of After School Matters, the Board of Advisors of American Jewish World Service, the Board of Trustees of Bernard Zell Anshe Emet Day School, and the Board of Trustees of Facing History and Ourselves. Mr. Pucker has a BA degree in History and a JD degree from Columbia University. We believe that Mr. Pucker is qualified to serve on our board of directors due to his experience in corporate governance and related matters.
Donald Thompson. Donald Thompson has served as a member of our board of directors since October 2015. Mr. Thompson is the Founder and Chief Executive Officer of Cleveland Avenue, LLC, which he founded in 2015. Mr. Thompson served as Chief Executive Officer and President of McDonald’s Corp. (NYSE: MCD) from July 2012 to March 2015 and as Chief Operating Officer of McDonald’s Corp. from January 2010 to June 2012. Mr. Thompson has been a member of the board of directors of Northern Trust Corporation (NASDAQ: NTRS), a financial services company, since March 2015 and has been a member of the board of directors of Royal Caribbean Cruises Ltd. (NYSE: RCL), a global cruise company, since May 2015. Mr. Thompson has been a member of the Advisory Board of DocuSign, Inc. (NASDAQ: DOCU), an electronic signature technology company, since February 2016. He serves on the Board of Trustees of Northwestern Memorial Hospital, Cleveland Avenue Foundation for Education and Purdue University (July 2009 to present). Mr. Thompson served as a member of the board of directors of McDonald’s Corp. from January 2011 to March 2015 and as a member of the board of directors of Exelon

Corporation (NYSE: EXC), an energy company, from May 2007 to April 2013. Mr. Thompson has a BS degree in Electrical Engineering from Purdue University and a Doctor of Science degree from Excelsior College in Albany, New York. We believe that Mr. Thompson is qualified to serve on our board of directors due to his experience in the food industry and his experience on other public company boards of directors.
Board of Directors Composition
Our board of directors currently consists of nine members. After the closing of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021.
At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Upon the closing of this offering, our common stock will be listed on the   Nasdaq Global Market , or   Nasdaq . Under the rules of   Nasdaq , independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of   Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of   Nasdaq , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
To be considered to be independent for purposes of Rule 10A-3 and under the rules of  Nasdaq , a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.
Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that            , representing            of our            directors, do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of  Nasdaq . Ethan Brown, Seth Goldman  and  Bernhard van Lengerich  are not independent under  Nasdaq  ’s independence standards.
In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.” There are no family relationships among any of our directors or executive officers.
Board of Directors Leadership Structure
The board of directors has no set policy with respect to the separation of the offices of Executive Chair and Chief Executive Officer. Currently, Seth Goldman serves as Executive Chair and Ethan Brown serves as Chief Executive Officer.            serves as our lead independent director. Our board of directors has determined that its leadership structure is appropriate and effective for us at this time, given our stage of development.
Role of the Board in Risk Oversight
One of the key functions of our board of directors is to oversee our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address the risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Board of Directors Committees
Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below. Upon the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website at www.beyondmeat.com. Members serve on these committees until their resignations or removal. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
Following the closing of this offering, our audit committee will consist of  Greg Bohlen,  Diane Carhart and           , each of whom will meet the requirements for independence under the listing standards of  Nasdaq and SEC rules and regulations.            will be the chair of our audit committee and is an “audit committee financial expert” as such term is defined under the SEC rules implementing SOX Section 407. Following the closing of this offering, our audit committee will be responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•
reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls;

•	developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

•	overseeing our policies on risk assessment and risk management;

•	overseeing compliance with our code of business conduct and ethics;

•	reviewing related-party transactions; and

•	pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, to be effective prior to the closing of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq and will be available on our website at www.beyondmeat.com.
Compensation Committee
Following the closing of this offering, our compensation committee will consist of Raymond Lane and Donald Thompson, each of whom will meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. In addition, each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 of the Exchange Act.            will be the chair of our compensation committee. Following the closing of this offering, the compensation committee will be responsible for, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer;

•	administering our equity compensation plans and agreements with our executive officers;

•	reviewing, approving and administering incentive compensation and equity compensation plans;

•	reviewing and approving our overall compensation philosophy; and

•	making recommendations regarding non-employee director compensation to our full board of directors.
Our compensation committee will operate under a written charter, to be effective prior to the closing of this offering, which will satisfy the applicable rules of the SEC and the listing standards of  Nasdaq and will be available on our website at www.beyondmeat.com.
Nominating and Corporate Governance Committee
Following the closing of this offering, our nominating and corporate governance committee will consist of  Christopher Stone and  Donald Thompson, each of whom will meet the requirements for independence under the listing standards of   Nasdaq and SEC rules and regulations.            will be the chair of our nominating and corporate governance committee. Following the closing of this offering, the nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	overseeing the evaluation and the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	overseeing our corporate governance practices;

•	contributing to succession planning; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.
Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the closing of this offering, which will satisfy the applicable rules of the SEC and the listing standards of  Nasdaq and will be available on our website at www.beyondmeat.com.
Compensation Committee Interlocks and Inside Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. Certain members of our compensation committee are affiliated with entities that purchased our preferred stock. Please see “Certain Relationships and Related-Party Transactions—Sales of Securities” for more information.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the code of business conduct and ethics will be available on our website at www.beyondmeat.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Non-Employee Director Compensation
Historically, we have neither had a formal compensation policy for our non-employee directors, nor have we had a formal policy of reimbursing expenses incurred by our non-employee directors in connection with their board service. However, we have reimbursed our non-employee directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board of directors or committee meetings and occasionally granted stock options to our non-employee directors. Except to the limited extent described below, we did not provide our non-employee directors, in their capacities as such, with any cash, equity or other compensation in fiscal 2017. Although we have not yet done so, we intend to implement a compensation policy for non-employee directors that will be effective upon the closing of this offering.
The following table sets forth information regarding the compensation awarded, earned or paid for services rendered to us by our non-employee directors for fiscal 2017:

Name	Stock Awards(1)	Option Awards(2)	All Other Compensation	Total ($)
Seth Goldman (Executive Chair)	—	—	$250,250(3)	$250,250
Donald Thompson	—	—	—	—
Diane Carhart	—	—	—	—
Michael A. Pucker	—	—	—	—
Raymond J. Lane	—	—	—	—
Christopher Isaac Stone	—	—	—	—
Bernhard van Lengerich	—	—	$120,000(4)	$120,000
Gregory Bohlen	—	—	—	—
___________________

(1)	The number of shares of unvested restricted stock held by each non-employee director as of December 31, 2017 was: Mr. Goldman (251,652) and Mr. Thompson (167,768).

(2)	The number of outstanding stock options held by each non-employee director as of December 31, 2017 were: Mr. Goldman (90,595), Ms. Carhart (150,000) and Mr. van Lengerich (798,848).

(3)
This amount includes $175,000 in fees earned for services Mr. Goldman performed as a consultant in fiscal 2017, as well as a bonus of $75,250 paid to Mr. Goldman for fiscal 2017 in relation to such services.

(4)	This amount consists of fees paid to Food System Strategies, LLC that was earned for services Mr. van Lengerich performed as a consultant in fiscal 2017.

Director Compensation Arrangements
Seth Goldman
We entered into a consulting agreement with Seth Goldman on March 2, 2016. Pursuant to the consulting agreement, we have agreed to pay Mr. Goldman $14,585.33 per month for services rendered under the consulting agreement. The consulting agreement may be terminated at any time upon 120 business days’ written notice. In the event of a default in the performance of the consulting agreement or material breach of any obligations under the consulting agreement, the non-breaching party may terminate the consulting agreement immediately if the breaching party fails to cure the breach within 30 business days after having received written notice by the non-breaching party of the default or breach.
Bernhard van Lengerich
We first entered into an advisor agreement with Food System Strategies, LLC in October 2015.

Bernhard van Lengerich, Ph.D. is the Chief Executive Officer of Food System Strategies, LLC. Pursuant to this advisor agreement, we paid Food System Strategies, LLC $4,000 for each day that Dr. van Lengerich provided services to us. In February 2016, we entered into a new advisor agreement with Food System Strategies, LLC, which superseded the original agreement, and provided for a $25,000 monthly retainer and a non-qualified stock option covering 798,848 shares, which vests in equal monthly installments over three years in consideration of Dr. van Lengerich providing services as our interim Chief Technical Officer and the head of research and development, and the increased time commitment associated with these roles. In December 2016, the advisor agreement was amended to provide for a $10,000 monthly retainer to reflect the fact that Dr. van Lengerich would only be providing advisory services for five to six days a month going forward. The advisor agreement may be terminated at any time upon written notice to the other party.
Director and Officer Indemnification Agreements
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

EXECUTIVE COMPENSATION
Overview
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act.
Our named executive officers for fiscal 2017, determined in accordance with these rules were:

•	Ethan Brown, our President and Chief Executive Officer;

•	Mark J. Nelson, our Chief Financial Officer, Treasurer and Secretary; and

•	Charles Muth, our Chief Growth Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs and arrangements summarized in this discussion.
2017 Summary Compensation Table
The following table provides information regarding the compensation awarded to, earned by and paid to each of our named executive officers for fiscal 2017:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)	Total ($)
Ethan Brown, President and Chief Executive Officer and Secretary	2017	$288,789	$124,700	—	$413,489
Mark J. Nelson, Chief Financial Officer, Treasurer and Secretary	2017	$287,336	$117,042	—	$404,378
Charles Muth, Chief Growth Officer	2017	$173,010	$75,067	$64,336(2)	$312,413
___________________

(1)	The amounts in this column reflect performance bonus awards earned by our named executive officers for fiscal 2017 performance.

(2)	This amount represents a relocation assistance payment relating to closing costs on the sale of Mr. Muth’s residence.

Narrative to Summary Compensation Table
Executive Employment Arrangements
Each of our named executive officers is an at-will employee. The Company does not have any offer letter or employment agreement with Mr. Brown. Mr. Brown earns an annual base salary of approximately $290,000 and has had the opportunity to receive bonuses from time to time, in the Company’s discretion, based on Mr. Brown’s and the Company’s performance.
Except as set forth below, we have not entered into any employment agreements or offer letters with our named executive officers.

Mark J. Nelson
On April 29, 2017, we entered into an offer letter with Mark J. Nelson, our Chief Financial Officer, Treasurer and Secretary. Pursuant to the offer letter, Mr. Nelson’s annual base salary is $325,000 and Mr. Nelson is eligible to earn an annual bonus with a target bonus equal to 50% of his annual base salary.
Charles Muth
On May 5, 2017, we entered into an offer letter with Charles Muth, our Chief Growth Officer. Pursuant to the offer letter, Mr. Muth’s annual base salary is $295,000 and Mr. Muth is eligible to earn an annual bonus with a target bonus equal to 50% of his annual base salary. In addition, Mr. Muth’s offer letter provides that he will be entitled to a severance payment equal to six months of his base salary if we terminate his employment without cause at any time.
Outstanding Equity Awards as of December 31, 2017
The following table provides information regarding the unexercised stock options and unvested restricted stock held by each of our named executive officers as of December 31, 2017:

			Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(2)	Option Expiration Date
Ethan Brown	8/26/2013	303,181(3)	—	$0.43	8/25/2023
	1/22/2015	1,267,820(4)	181,118(4)	$0.62	1/21/2025
	7/20/2016	160,408(5)	292,511(5)	$0.63	7/19/2026
Mark J. Nelson	12/1/2015	37,748(6)	301,983(6)	$0.63	11/30/2025
	2/4/2016	13,625(7)	109,002(7)	$0.63	2/3/2026
	7/20/2016	14,272(8)	123,688(8)	$0.63	7/19/2026
	7/20/2016	8,752(9)	67,834(9)	$0.63	7/19/2026
Charles Muth	—	—	—	—	—
___________________

(1)	All awards were granted under our 2011 Plan.

(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.

(3)
These option shares were part of a stock option grant covering 303,181 shares of our common stock. One-fourth of the grant vested on May 26, 2014 and the remainder of the grant vested in 36 equal monthly installments thereafter, subject to Mr. Brown’s continuous service through the applicable vesting date. In addition, if we had terminated Mr. Brown’s employment without “cause” (as defined in the 2011 Plan), or if Mr. Brown had resigned for “good reason” (as defined in agreements applicable to Mr. Brown’s equity), in either case, upon the consummation of, or within 12 months following, a change in control in our ownership, then 50% of the then unvested shares subject to this option would have immediately vested (the “Brown Acceleration”) (however, these options have now fully vested based on their underlying four-year vesting schedule, so the Brown Acceleration is no longer relevant to this option).

(4)
These option shares were part of a stock option grant covering 1,448,938 shares of our common stock. One-fourth of the grant vested on June 19, 2015 and the remainder of the grant vested and will vest in 36 equal monthly installments thereafter, subject to Mr. Brown’s continuous service through the applicable vesting date. In addition, the Brown Acceleration applies to these option shares prior to their full vesting.

(5)
These option shares were part of a stock option grant covering 452,919 shares of our common stock. One-fourth of the grant vested on July 20, 2017 and the remainder of the grant vested and will vest in 36 equal monthly installments thereafter, subject to Mr. Brown’s continuous service through the applicable vesting date. In addition, the Brown Acceleration applies to these option shares prior to their full vesting.

(6)
These option shares were part of a stock option grant covering 603,965 shares of our common stock. One-fourth of the grant vested on December 1, 2016 and the remainder of the grant vested and will vest in 36 equal monthly installments thereafter, subject to Mr. Nelson’s continuous service through the applicable vesting date. In addition, if we terminate Mr. Nelson’s employment without “cause” (as defined in the 2011 Plan), or if Mr. Nelson resigns for “good reason” (as defined in agreements applicable to Mr. Nelson’s equity), in either case, upon the consummation of, or within 12 months following, a change in control of our stock ownership, then 50% of the then unvested shares subject to this option will immediately vest (the “Nelson Acceleration”).

(7)
These option shares were part of a stock option grant covering 218,003 shares of our common stock. One-fourth of the grant vested on December 1, 2016 and the remainder of the grant vested and will vest in 36 equal monthly installments thereafter, subject to Mr. Nelson’s continuous service through each vesting date. In addition, the Nelson Acceleration applies to these option shares prior to their full vesting.

(8)
These option shares were part of a stock option grant covering 228,347 shares of our common stock. One-fourth of the grant vested on February 4, 2017 and the remainder of the grant vested and will vest in 36 equal monthly installments thereafter, subject to Mr. Nelson’s continuous service through the applicable vesting date. In addition, the Nelson Acceleration applies to these option share prior to their full vesting.

(9)
These option shares were part of a stock option grant covering 105,032 shares of our common stock. One-fourth of the grant vested on July 20, 2017 and the remainder of the grant vested and will vest in 36 equal monthly installments thereafter, subject to Mr. Nelson’s continuous service through the applicable vesting date. In addition, the Nelson Acceleration applies to these option shares prior to full vesting.

Change in Control and Severance Agreements
Mark J. Nelson
Pursuant to agreements applicable to Mr. Nelson’s employment, if we terminate Mr. Nelson’s employment without “cause” (as defined in the 2011 Plan), or if Mr. Nelson resigns for “good reason” (as defined in agreements applicable to Mr. Nelson’s equity) upon the consummation of, or within 12 months following, a change in control of our stock ownership, then 50% of the then-unvested shares subject to Mr. Nelson’s outstanding options will immediately vest.
Charles Muth
Pursuant to the offer letter entered into with Charles Muth on May 5, 2017, if we terminate Mr. Muth’s employment without cause at any time, Mr. Muth will be entitled to a severance payment equal to six months of Mr. Muth’s base salary.
Employee Benefit Plans
2011 Equity Incentive Plan
Our board of directors originally adopted, and our stockholders approved, our 2011 Plan, in April 2011. Our 2011 Plan was amended most recently in February 2018. Our 2011 Plan allows for the grant of incentive stock options to eligible employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to employees, directors and consultants, including employees, directors and consultants of our affiliates. We intend to amend and restate the 2011 Plan effective upon the consummation of this offering. The terms of the 2011 Plan as described herein will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.
Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2011 Plan is 13,897,773. As of July 31, 2018, options to purchase 7,508,020 shares of our common stock were outstanding and 674,512 shares were available for future grants our 2011 Plan. Shares subject to stock awards granted under our 2011 Plan that expire, are forfeited, or terminate without being exercised in full or settled in cash do not reduce the number of shares available for issuance under our 2011 Plan. Additionally, shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award become available for future grant under our 2011 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2011 Plan and the stock awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to (1) designate our officers and employees or any of our subsidiaries to receive certain stock awards and (2) determine the number of shares subject to such stock awards. Under our 2011 Plan, the board of directors has the authority to construe and interpret the terms of the 2011 Plan and awards granted pursuant to the 2011 Plan and to determine and amend the terms of awards and underlying agreements, including, without limitation:

•	recipients;

•	the exercise, purchase, or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.
Under the 2011 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise price of any outstanding option or stock appreciation right;

•	the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.
Stock options granted under our 2011 Plan generally have a maximum term of 10 years from the grant date and an exercise price equal to the fair market value of our common stock on the grant date, provided incentive stock options granted to any employee who owns more than 10% of the total combined voting power of all classes of our outstanding stock as of the grant date may not have a maximum term in excess of 5 years and must have an exercise price of at least 110% of the fair market value on the grant date. Stock options granted under the 2011 Plan typically provide that a participant may exercise their option at any time up to the date that is 3 months after their termination of service, or 12 or 18 months after their termination of service in the case of termination due to disability or death, respectively (however, in no event may an option be exercised later than the expiration of its maximum term).
Restricted stock granted under our 2011 Plan generally vests in accordance with terms and conditions established by our board of directors at the time of grant, and the Company generally has a right to repurchase any shares that are unvested on the date a participant’s service with the Company terminates at the original purchase price paid for the shares. Our board of directors also determines the number of shares of restricted stock a participant may purchase or receive, the price to be paid (if any) and all other terms and conditions applicable to the restricted stock award.
Transferability. Under our 2011 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2011 Plan.
Certain adjustments. In the event of certain corporate events or changes in our capitalization made in our common stock, appropriate adjustments will be made in the number and class of shares that may be delivered under the 2011 Plan and/or the number, class and price of shares covered by each outstanding award.
Dissolution or liquidation. Except as otherwise provided in an award agreement, in the event of our dissolution or liquidation of the company, each outstanding stock award will terminate upon the consummation of such action, and the shares of common stock subject to our repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by us notwithstanding the fact that the holder of such award is providing continuous service.
Corporate Transactions. Our 2011 Plan provides that in the event of certain specified corporate transactions, generally including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (5) cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, if any, determined by the board of directors, or (6) make a payment, in the form determined by the board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock award before the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner.
In the event of a change in control, awards granted under the 2011 Plan will not generally receive automatic acceleration of vesting and exercisability, although the board of directors may provide for this treatment in an award agreement. Under the 2011 Plan, a change in control is defined to include (1) the acquisition by any person of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) our stockholders approve or our board of directors approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation otherwise occurs except for a liquidation into a parent corporation and (4) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock.
Plan Amendment or Termination. Our board of directors may at any time amend, suspend or terminate the 2011 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.
Health, Welfare and Retirement Benefits
401(k) Plan
We maintain a defined contribution retirement plan for our eligible U.S. employees. Participants may make pre-tax contributions to the plan from their eligible earnings, and we may make matching contributions and profit sharing contributions to eligible participants, in each case, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The plan is intended to be qualified under Section 401(a) of the Internal Revenue Code, and the plan’s trust is intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified 401(k) plan, contributions to the 401(k) plan and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan.

Pension Benefits
None of our named executive officers participate in or has an account balance in any qualified or non-qualified defined benefit plan sponsored by us.
Nonqualified Deferred Compensation
We have not offered any nonqualified deferred compensation plans or arrangements or entered into any such arrangements with any of our named executive officers.
No Tax Gross-ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid by us.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
In addition to the compensation arrangements with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sales of Securities
Series E Convertible Preferred Stock
From October 2, 2015 through January 29, 2016, we issued and sold an aggregate of 7,051,835 shares of our Series E convertible preferred stock, or Series E stock, at a purchase price of $2.4534 per share for aggregate consideration of approximately $17,300,000.
The participants in this convertible preferred stock financing included certain holders of more than 5% of our capital stock, one of our executive officers, certain members of our board of directors and as applicable, their affiliates. The following table sets forth the aggregate number of shares of Series E stock issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Preferred Stock	Total Purchase Price
5% Stockholders:
DNS-BYMT, LLC	1,222,792	$2,999,997.89
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	611,396	$1,499,998.95
Entities affiliated with the Obvious Group(2)	203,798	$499,998.01
Entities affiliated with the Tsai Family(3)	1,345,071	$3,299,997.19
Directors and Executive Officers:
Seth Goldman and related entities(4)	66,438	$162,998.99
Raymond J. Lane and related entities(5)	81,519	$199,998.71
Gregory Bohlen and related entities(6)	407,597	$999,998.48
___________________

(1)	Consists of 563,707 shares of Series E stock purchased by Kleiner Perkins Caufield & Byers XIV, LLC and 47,689 shares of Series E stock purchased by KPCB XIV Founders Fund, LLC.

(2)	Consists of shares of Series E stock purchased by Obvious Ventures I, L.P.

(3)
Consists of 305,698 shares of Series E stock purchased by Primerose Development Group Limited, 305,698 shares of Series E stock purchased by Total Formation, Inc. and 733,675 shares of Series E stock purchased by Eminent Harmony Limited.

(4)	Consists of 66,438 shares of Series E stock purchased by the Julie D. Farkas Revocable Trust for which Mr. Goldman’s wife serves as the trustee.

(5)	Consists of 81,519 shares of Series E stock purchased by GreatPoint Ventures Innovation Fund, LP. for which Mr. Lane serves as Managing Partner.

(6)	Consists of 407,597 shares of Series E stock purchased by Union Grove Partners Direct Venture Fund, LP, for which Mr. Bohlen serves on the investment committee of the record holder’s general partner.

September 2016 Subordinated Convertible Note Financing
From September 9, 2016 through September 12, 2016, we issued and sold subordinated convertible promissory notes with an aggregate principal amount of $4,000,000 bearing interest at a rate of 1% per annum, compounded annually.
The participants in this subordinated convertible note financing included one of the holders of more than 5% of our capital stock, one of our executive officers and members of our board of directors, and their affiliates. The following table sets forth the aggregate principal amount of notes issued to these related parties in this subordinated convertible note financing:

Stockholder	Total Purchase Price
5% Stockholders:
Entities affiliated with the Tsai Family(1)	$1,200,000
Directors and Executive Officers:
Seth Goldman and related entities(2)	$300,000
___________________

(1)
Consists of notes in an aggregate principal amount of $500,000 purchased by Primerose Development Group Limited, notes in an aggregate principal amount of $500,000 purchased by Total Formation, Inc., notes in an aggregate principal amount of $100,000 held of record by Avondale Agents Ltd. and notes in an aggregate principal amount of $100,000 purchased by Hyunju Yang.

(2)	Consists of notes in an aggregate principal amount of $300,000 purchased by the Seth Goldman Revocable Trust for which Mr. Goldman serves as the trustee.

Series F Convertible Preferred Stock
From October 7, 2016 through June 26, 2017, we issued and sold an aggregate of 7,299,792 shares of our Series F convertible preferred stock, or Series F stock, at a purchase price of $4.12 per share, for aggregate consideration of approximately $30,100,000.
The participants in this convertible preferred stock financing included certain holders of more than 5% of our capital stock, one of our executive officers, certain members of our board of directors and as applicable, their affiliates. The following table sets forth the aggregate number of shares of Series F stock issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Preferred Stock	Total Purchase Price
5% Stockholders:
DNS-BYMT, LLC	242,518	$999,998.72
Tyson New Ventures, LLC	3,649,900	$15,049,997.66
Entities affiliated with the Tsai Family(1)	549,008	$2,263,779.59
Entities affiliated with Cleveland Avenue, LLC(2)	303,147	$1,249,996.34
Directors and Executive Officers:
Seth Goldman and related entities(3)	76,628	$315,967.90
Raymond J. Lane and related entities(4)	72,755	$299,997.97
Gregory Bohlen and related entities(5)	788,182	$3,249,989.66
___________________

(1)
Consists of 248,963 shares of Series F stock purchased by Primerose Development Group Limited, 248,963 shares of Series F stock purchased by Total Formation, Inc., 25,540 shares of Series F stock purchased by Avondale Agents Ltd. and 25,542 shares of Series F stock purchased by Hyunju Yang.

(2)
Consists of 223,331 shares of Series F stock purchased by Cleveland Avenue, LLC and held of record by CA Food I Fund LLC and 79,816 shares of Series F stock purchased by Donald Thompson, one of our directors, and held of record by Cleveland Manor Investments II LLC. Mr. Thompson has voting and dispositive control over the shares held by CA Food I Fund LLC and Cleveland Manor Investments II LLC. See “Principal Stockholders” for more information.

(3)	Consists of 76,628 shares of Series F stock purchased by the Seth Goldman Revocable Trust for which Mr. Goldman serves as the trustee.

(4)	Consists of 72,755 shares of Series F stock purchased by GreatPoint Ventures Innovation Fund, LP. for which Mr. Lane serves as Managing Partner.

(5)
Consists of 727,554 shares of Series F stock purchased by Union Grove Partners Venture Access Fund II-B, LP, 30,314 shares of Series F stock purchased by Union Grove Partners Direct Venture Fund, LP and 30,314 shares of Series F stock purchased by Union Grove Partners Venture Access Fund II, LP for which Mr. Bohlen serves on the investment committees of the general partners of each of the aforementioned record holders.

August 2017 Subordinated Convertible Note Financing
From August 1, 2017 through November 3, 2017, we issued and sold subordinated convertible promissory notes with an aggregate principal amount of $10,000,000 bearing interest at a rate of 5% per annum, compounded annually.

The participants in this subordinated convertible note financing included certain holders of more than 5% of our capital stock, one of our executive officers and certain members of our board of directors and as applicable, their affiliates. The following table sets forth the aggregate principal amount of notes issued to these related parties in this subordinated convertible note financing:

Stockholder	Total Purchase Price
5% Stockholders:
DNS-BYMT, LLC	$1,000,000
Entities affiliated with Cleveland Avenue, LLC(1)	$3,600,000
Directors and Executive Officers:
Seth Goldman and related entities(2)	$1,000,000
Bernhard van Lengerich	$300,000
___________________

(1)
Consists of notes in an aggregate principal amount of $1,587,322 purchased by Cleveland Avenue, LLC and held of record by Beyond Meat CA LLC, notes in an aggregate principal amount of $1,587,322 purchased by Beyond Meat CA LLC, and notes in an aggregate principal amount of $425,356 purchased by Donald Thompson. Mr. Thompson has voting and dispositive control over the shares held by Beyond Meat CA LLC. See “Principal Stockholders” for more information.

(2)	Consists of notes in an aggregate principal amount of $1,000,000 purchased by the Seth Goldman Revocable Trust for which Mr. Goldman serves as the trustee.

Series G Convertible Preferred Stock
From November 22, 2017 through June 29, 2018, we issued and sold an aggregate of 7,671,837 shares of our Series G convertible preferred stock, or Series G stock, at a purchase price of $7.2933 per share, for aggregate consideration of approximately $55,953,000, including the conversion of the $10,000,000 of subordinated convertible promissory notes described above.
The participants in this convertible preferred stock financing included certain holders of more than 5% of our capital stock, one of our executive officers and certain members of our board of directors and as applicable, their affiliates. The following table sets forth the aggregate number of shares of Series G stock issued to these related parties in this convertible preferred stock financing (amounts shown below are in addition to the convertible promissory notes described in the table above):

Stockholder	Shares of Preferred Stock	Total Purchase Price
5% Stockholders:
DNS-BYMT, LLC	154,250	$1,124,991.52
Tyson New Ventures, LLC	1,096,897	$7,999,998.89
Entities affiliated with the Tsai Family(1)	527,881	$3,849,994.50
Entities affiliated with Cleveland Avenue, LLC(2)	2,859,238	$20,853,280.51
Directors and Executive Officers:
Seth Goldman and related entities(3)	154,250	$1,124,991.52
Bernhard van Lengerich	73,697	$537,494.33
___________________

(1)	Consists of 527,881 shares of Series G stock purchased by Ultimate Epoch Limited.

(2)
Consists of 2,793,627 shares of Series G stock purchased by Beyond Meat CA LLC and 65,611 shares of Series G stock purchased by Don Thompson, in each case held of record by Cleveland Manor Investments II LLC.

Mr. Thompson has voting and dispositive control over the shares held by Cleveland Manor Investments II LLC. See “Principal Stockholders” for more information.

(3)	Consists of 154,250 shares of Series G stock purchased by the Seth Goldman Revocable Trust for which Mr. Goldman serves as the trustee.

Series H Convertible Preferred Stock
On October 5, 2018, we issued and sold an aggregate of 2,618,183 shares of our Series H convertible preferred stock, or Series H stock, at a purchase price of $16.1540 per share, for aggregate consideration of $42,294,128.24. We may issue and sell up to an aggregate of 3,696,042 additional shares of Series H stock at a purchase price of $16.1540 per share, for aggregate additional consideration of approximately $59,705,862.
The participants in this convertible preferred stock financing included certain holders of more than 5% of our capital stock, one of our executive officers and certain members of our board of directors and as applicable, their affiliates. The following table sets forth the aggregate number of shares of Series H stock issued to these related parties in this convertible preferred stock financing:

Stockholder	Shares of Preferred Stock	Total Purchase Price
5% Stockholders:
DNS-BYMT, LLC(1)	260,343	$4,205,580.83
Beyond Meat CA LLC(2)	155,036	$2,504,451.56
Directors and Executive Officers:
Seth Goldman and related entities(3)	61,904	$999,997.22
Raymond J. Lane and related entities(4)	185,712	$2,999,991.65
___________________

(1)	Consists of 260,343 shares of Series H convertible preferred stock purchased by DNS-BYMT, LLC

(2)
Consists of 114,999 shares of Series H convertible preferred stock purchased by Beyond Meat CA LLC, 9,194 shares of Series H convertible preferred stock purchased by CA Food I Fund, LLC and 30,843 shares of Series H convertible preferred stock purchased by Donald Thompson, one of our directors, and held of record by Cleveland Manor Investments II LLC. Mr. Thompson has voting and dispositive control over the shares held by CA Food I Fund LLC and Cleveland Manor Investments II LLC. See “Principal Stockholders” for more information.

(3)	Consists of 61,904 shares of Series H convertible preferred stock purchased by the Seth Goldman Revocable Trust for which Mr. Goldman serves as the trustee.

(4)
Consists of 178,967 shares of Series H convertible preferred stock purchased by GreatPoint Ventures Innovation Fund, LP, for which Mr. Lane serves as Managing Partner, and 6,745 shares of Series H convertible preferred stock purchased by the GreatPoint Ventures Innovation Parallel Fund, LP., for which Mr. Lane serves as Managing Partner.

Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our common stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or to the extent they will purchase more than $120,000 in value of our common stock.

Amended and Restated Investors’ Rights Agreement
In November 2017, we entered into an amended and restated investor rights agreement with certain of our stockholders, which included the entities affiliated with Kleiner Perkins Caufield & Byers, the entities affiliated with the Obvious Group, DNS-BYMT, LLC, Tyson New Ventures, LLC, the entities affiliated with Cleveland Avenue LLC, and the entities affiliated with the Tsai Family as well as our directors, Seth Goldman, Bernhard van Lengerich and Ethan Brown and their affiliates to the extent applicable. The investor rights agreement provides these stockholders with information rights and a right of first offer with regard to certain issuances of our capital stock, which in each case will terminate on the closing of this offering. In addition, after the closing of this offering, these stockholders will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”
Advisor Agreement
In November 2015, we entered into an advisor agreement with Food System Strategies, LLC. In February 2016, we entered into new advisor agreement with Food System Strategies, LLC, which was subsequently amended in December 2016. Dr. Bernhard van Lengerich, who is a member of our board of directors, is the Chief Executive Officer of Food System Strategies, LLC. As of July 31, 2018, we have paid $513,500 in fees to Food System Strategies, LLC pursuant to the advisor agreement. For more information regarding this advisor agreement, see “Management—Director Compensation Arrangements.”
Consulting Agreement
In March 2016, we entered into a consulting agreement with Seth Goldman, our Executive Chair and a member of our Board of Directors. As of July 31, 2018, we have paid $422,917 in fees and a $149,625 discretionary bonus to Mr. Goldman pursuant to this consulting agreement. For more information regarding this consulting agreement, see “Management—Director Compensation Arrangements.”
Option Amendment Letter
In March 2017, Mark J. Nelson, our Chief Financial Officer, terminated his employment with us but was re-employed by us in May 2017. In May 2017 we entered into an option amendment letter with Mr. Nelson, pursuant to which his outstanding stock options were amended to provide that his termination of employment from us would not be considered a termination of his “Continuous Service” (as defined by the 2011 Plan) and that his stock options would continue to vest pursuant to their terms. The intrinsic value of his amended options as of the date of the amendment was $389,441, which amount is equal to the fair market value of the options less the exercise price.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For more information regarding these indemnification agreements, see “Management—Limitation of Liability and Indemnification.”
Promissory Notes
In December 2015, we loaned Donald Thompson, a member of our board of directors and Seth Goldman, $380,498 and $570,747, respectively, pursuant to promissory notes at an annual interest rate of 1.68%, compounded annually, to allow them to purchase restricted shares of our common stock. The promissory notes were repaid in full by each of Mr. Thompson and Mr. Goldman on July 17, 2018 and July 9, 2018, respectively.

Related-Party Transaction Policy
Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related-party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The written charter of our audit committee will provide that our audit committee shall review and approve in advance any related-party transaction.
We have adopted a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. This policy was not in effect when we entered into the related-party transactions above. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of July 31, 2018, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

•	each holder of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the stockholder actually owns beneficially or of record;

•	all shares over which the stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the stockholder has the right to acquire beneficial ownership of within 60 days after July 31, 2018.
Our calculation of the percentage of beneficial ownership prior to this offering is based on 68,866,580 shares of common stock outstanding as of July 31, 2018, assuming the conversion of all then-outstanding shares of our convertible preferred stock on a one-for-one basis into 59,227,478 shares of common stock outstanding after closing of this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares. Shares of common stock that a person has the right to acquire within 60 days after July 31, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The following table does not reflect any shares of our common stock that may be purchased pursuant to our directed share program described under “Underwriting — Directed Share Program.”

Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 1325 E. El Segundo Blvd., El Segundo, CA 90245.

	Shares beneficially owned prior to the offering				Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Assuming no exercise of option to purchase additional shares	%	Assuming exercise of option to purchase additional shares	%
5% or more stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	11,626,615	—	11,626,615	16.88%
DNS-BYMT, LLC(2)	6,324,458	—	6,324,458	9.18%
Entities affiliated with Cleveland Avenue, LLC(3)	3,766,350	—	3,766,350	5.47%
Entities affiliated with Obvious Ventures(4)	7,518,564	—	7,518,564	10.92%
Entities affiliated with the Tsai family(5)	6,081,325	—	6,081,325	8.83%
Tyson New Ventures, LLC(6)	4,746,797	—	4,746,797	6.89%
Named executive officers and directors
Ethan Brown(7)	2,777,067	2,132,382	4,909,449	6.91%
Mark J. Nelson(8)	697,258	103,500	800,758	1.16%
Charles Muth(9)	187,500	46,875	234,375	*
Seth Goldman(10)	1,560,708	32,651	1,593,359	2.31%
Gregory Bohlen(11)	1,195,779	—	1,195,779	1.73%
Diane Carhart(12)	—	129,167	129,167	*
Raymond J. Lane(13)	154,274	—	154,274	*
Michael A. Pucker(14)	—	—	—	—
Christopher Isaac Stone(15)	27,778	—	27,778	*
Bernhard van Lengerich(16)	672,833	88,761	761,594	1.10%
Donald Thompson(3)	3,766,350	—	3,766,350	5.47%
All directors and executive officers as a group(17) (13 persons)	17,367,130	2,581,917	19,949,047	27.92%
___________________

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
Consists of (i) 10,719,738 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”) and (ii) 906,877 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by KPCB XIV Founders Fund, LLC (“KPCB XIV FF”). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV FF is KPCB XIV Associates, LLC (“KPCB XIV Associates”). Brook Byers, L. John Doerr, William Gordon and Theodore Schlein, the managing members of KPCB XIV Associates, may be deemed to have shared voting and dispositive power over the shares held by KPCB XIV and KPCB XIV FF. The address for each of the entities identified above is 2750 Sand Hill Road, Menlo Park, CA 94025.

(2)
Consists of 6,324,458 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by DNS-BYMT, LLC. DNS-BYMT, LLC (“DNS”) is a manager-managed Delaware limited liability company. The controlling member of DNS is DNS Venture Partners, LLC (“DNS VP”), a manager-managed Delaware limited liability, and the sole managers of both DNS and DNS VP are P. Daniel Donohue and Edward Rabin who may be deemed to have shared voting and dispositive power over the shares held by DNS. The address for each of the entities identified above is 350 S Main Ave., Suite 402, Sioux Falls, SD 57104.

(3)
Consists of (i) 603,965 shares of common stock and 145,427 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Cleveland Manor Investments II LLC (“Cleveland Manor”), (ii) 2,793,627 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Beyond Meat CA LLC (“BM CA”), and (iii) 223,331 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by CA Food I Fund, LLC (“CA Food”). Cleveland Avenue Food and Beverage Fund Holdings LLC (“CA F & B”) is the sole member of BM CA. Cleveland Avenue GP, LLC (“CA GP”) is the sole manager of CA F & B. Cleveland Avenue, LLC (“CA LLC”) is the sole manager of CA GP. Donald Thompson is the sole manager of CA LLC and may be deemed to have sole voting and dispositive power over the shares held by BM CA. Mr. Thompson is the sole manager of Cleveland Manor and may be deemed to have sole voting and dispositive power over the shares held by Cleveland Manor. CA LLC is the sole manager of CA Food. Mr. Thompson is the sole manager of CA LLC and may be deemed to have sole voting and dispositive power over the shares held by CA Food. The address for each of the entities identified above is 222 N. Canal, St. Chicago, IL 60606.

(4)
Consists of (i) 6,635,170 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Obvious Group LLC (“Obvious Group”) and (ii) 883,394 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Obvious Ventures I, L.P. (“OV1”). The sole managing member of Obvious Group is Evan Williams, who may be deemed to have sole voting and dispositive power over the shares held by Obvious Group.  The general partner of Obvious Ventures I, L.P. is Obvious Ventures GP I, L.L.C. (“OV1 GP”). Evan Williams and James Joaquin, the managing members of OV1 GP, may be deemed to have shared voting and dispositive power over the shares held by OV1 GP. The address for Obvious Group is PO Box 849 Lafayette, CA 94549-0849. The address for OV1 and OV1 GP is 220 Halleck Street, Suite 120, San Francisco, CA 94129.

(5)
Consists of (i) 25,540 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by Avondale Agents Limited, (ii) 733,675 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by Eminent Harmony Limited, (iii) 2,384,344 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by Primerose Development Group Limited, (iv) 2,384,343 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by Total Formation Inc., (v) 527,881 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by Ultimate Epoch Limited, and (vi) 25,542 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held of record by Hyun Ju Yang. The address for each of the entities or persons identified above is 14F No 237, Section 1, Chien Kuo South Road, Taipei 10657, Taiwan.

(6)
Consists of 4,746,797 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Tyson New Ventures, LLC, which is a wholly owned subsidiary of Tyson Foods, Inc. Tyson Foods, Inc.’s board of directors consist of John Tyson, Gaurdie E. Banister Jr., Dean Banks, Mike Beebe, Mikel A. Durham, Tom Hayes, Kevin M. McNamara, Cheryl S. Miller, Jeffrey K. Schomburger, Robert C. Thurber, and Barbara A. Tyson, and may be deemed to have shared voting and dispositive power over the shares held by Tyson New Ventures, LLC. The address for each of the entities identified above is 229 Don Tyson Parkway, Springdale, AR 72762.

(7)
Consists of (i) 2,777,067 shares of common stock and (ii) 2,132,82 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after July 31, 2018. Mr. Brown has pledged 392,442 of his shares as collateral to secure a personal loan from a lender that is not the company. In addition, pursuant to another personal loan from a lender that is not the company, all of Mr. Brown’s shares are subject to a “negative pledge” under which the sale or transfer of his shares would result in such loan becoming due.

(8)	Consists of (i) 697,258 shares of common stock and (ii) 103,500 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after July 31, 2018.

(9)	Consists of (i) 187,500 shares of common stock and (ii) 46,875 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after July 31, 2018.
(10) Consists of (i) 380,472 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by the Julie D. Farkas Revocable Trust, (ii) 230,878 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by the Seth Goldman Revocable Trust, and (iii) (a) 949,358 shares of common stock and (b) 32,651 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after July 31, 2018 held in each case by Seth Goldman. Mr. Goldman’s spouse is the trustee of the Julie D. Farkas Revocable Trust and Mr. Goldman is the trustee of the Seth Goldman Revocable Trust. Therefore, Mr. Goldman may be deemed to have voting and dispositive power over the shares held by both trusts.

(11)
Consists of (i) 437,911 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Union Grove Partners Direct Venture Fund, LP, (ii) 30,314 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Union Grove Partners Venture Access Fund II, LP, and (iii) 727,554 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Union Grove Partners Venture Access Fund II-B, LP (collectively, the “Union Grove Funds”). Union Grove Venture Partners 2014, LLC is the general partner of Union Grove Partners Direct Venture Fund, LP. Union Grove Venture Partners 2015, LLC is the general partner of Union Grove Partners Venture Access Fund II, LP. Union Grove Venture Partners 2015-B, LLC is the general partner of Union Grove Partners Venture Access Fund II-B, LP. Mr. Bohlen serves on the investment committee of each of Union Grove Venture Partners 2014, LLC, Union Grove Venture Partners 2015, LLC and Union Grove Venture Partners 2015-B, LLC, and may be deemed to share voting and dispositive power over the shares held by the Union Grove Funds with the other members of the investment committee. The address for each of the entities identified above is 7203 Union Grove Church Rd Chapel Hill, NC 27516.
(12) Consists of 129,167 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after July 31, 2018.

(13)
Consists of 154,274 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by GreatPoint Ventures Innovation Fund, LP. GreatPoint Investment Partners, LLC is the general partner of GreatPoint Ventures Innovation Fund, L.P. Mr. Lane serves on the investment committee of GreatPoint Investment Partners, LLC and may be deemed to share voting and dispositive power over the shares held by GreatPoint Ventures Innovation Fund, L.P. with the other members of the investment committee. The address for each of the entities identified above is 744 Montgomery Street, 5th Floor San Francisco, CA 94111.

(14)	Mr. Pucker does not have voting or dispositive power over the shares held by DNS-BYMT, LLC.

(15)
Consists of 27,778 shares of common stock are held by the Biz and Livy Stone Family Trust, for which Mr. Stone and his wife serve as co-trustees and for which Mr. Stone may be deemed to have voting and dispositive power over the shares held by the trust.

(16)
Consists of (i) 73,697 shares of common stock issuable upon the deemed conversion of shares of the preferred stock held by Mr. van Lengerich, (ii) 88,761 shares of common stock subject to stock options issuable upon the exercise of options exercisable within 60 days after July 31, 2018, and (iii) 599,136 shares of common stock held by Seeding the Future Foundation. Mr. van Lengerich is the founder and president of Seeding the Future Foundation. In addition, Mr. van Lengerich and his wife serve as the only board members of Seeding the Future Foundation. Therefore, Mr. van Lengerich may be deemed to have voting and dispositive power over the shares held by Seeding the Future Foundation. The address for Seeding the Future Foundation is 1855 Troy Lane Plymouth, MN 55447.

(17)
Consists of (i) 5,845,187 shares of common stock, (ii) 2,581,917 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of July 31, 2018, and (iii) 11,521,943 shares of common stock issuable upon conversion of preferred stock.

DESCRIPTION OF CAPITAL STOCK
The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
Upon the closing of this offering and the filing of our amended and restated certificate of incorporation to be effective upon closing of this offering, our authorized capital stock will consist of          shares of capital stock, par value $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.
Assuming the conversion of all outstanding shares of our convertible preferred stock issued as of December 31, 2017 into shares of our common stock, which will occur upon the closing of this offering, as of December 31, 2017 there were 67,625,356 shares of our common stock outstanding held by 179 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of  Nasdaq, to issue additional shares of our capital stock.
Common Stock
As of December 31, 2017, we had 67,625,356 shares of common stock issued and outstanding assuming the conversion of all then-outstanding shares of our convertible preferred stock into 59,038,957 shares of our common stock as if such conversion had occurred on December 31, 2017.
Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect upon the closing of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.
Preferred Stock
As of December 31, 2017, there were 59,038,957 shares of convertible preferred stock outstanding, which will automatically convert, upon the closing of this offering, into shares of our common stock on a 1:1 basis.
Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to          shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of December 31, 2017, we had outstanding options to purchase up to an aggregate of 6,310,312 shares of common stock, with a weighted average exercise price of $0.58, pursuant to our 2011 Equity Incentive Plan and 1,919,799 shares remain available for future awards.
Warrants
As of December 31, 2017, we had no warrants outstanding to purchase shares of our common stock, 182,533 shares of our Series B convertible preferred stock at $0.71 per share and 58,607 shares of our Series E convertible preferred stock at $2.45 per share. Each outstanding warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like. The warrants exercisable for our convertible preferred stock shall become exercisable for shares of our common stock on a 1:1 basis upon the closing of this offering.
The warrants exercisable for our common stock contain provisions requiring us to purchase, upon request by the holders, such warrants at a specified price in the event of any acquisition, merger, consolidation, or an initial public offering and sale of securities to the public pursuant to an effective registration statement. The holders of these warrants are entitled to make a request of us to purchase these warrants following the issuance of our common stock in this offering.
Registration Rights
We are party to an investor rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The investor rights agreement was entered into in April 2011 and has been amended and restated from time to time in connection with our preferred stock financings. That last such amendment and restatement of this agreement occurred in November 2017. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell their shares without restriction under the Securities Act when the applicable registration statement was declared effective.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire four years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period without registration.
Demand Registration Rights
After the completion of this offering, the holders of up to          shares of our common stock will be entitled to certain demand registration rights. Pursuant to our investor rights agreement, the holders of our outstanding common stock issued or issuable upon conversion of our preferred stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of at least 30% of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Such anticipated aggregate offering price must, net of underwriting discounts and commissions, stock transfer taxes and fees and disbursements of counsel to such holders (except such fees and disbursements borne and paid by us) exceed $5,000,000. We are only obligated to effect two registrations in response to these demand registration rights.
Piggy-Back Registration Rights
Pursuant to our investor rights agreement, after this offering, in the event that we propose to register any of our securities under the Securities Act, the holders of shares of our common stock issued or issuable upon conversion of our convertible preferred stock will be entitled to, either for their own account or for the account of other security holders, certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
In addition, the same “piggyback” registration rights as set forth in our investor rights agreement are contained in a warrant to purchase up to 182,533 shares of our Series B convertible preferred stock that we issued to Triplepoint Capital LLC. These rights may not be amended or waived without Triplepoint Capital LLC’s prior written consent unless such amendment applies equally to all holders of this applicable registration right.
Form S-3 Registration Rights
Following this offering, we may be obligated under our investor rights agreement to effect a registration on Form S-3 under the Securities Act. At any time after we are qualified to file a registration statement on Form S-3, the holders of 15% of such registrable securities then outstanding may request in writing that we effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000 net of underwriting discounts and commissions, stock transfer taxes and fees and disbursements of counsel to such holders (except such fees and disbursements borne and paid by us), subject to certain exceptions. We are only obligated to effect two such S-3 registrations in any 12-month period.

Expenses of Registration
We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Preferred Stock
Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II, and Class III. Each class will have an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting our entire board of directors. The term of initial Class I directors shall terminate on the date of the 2019 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2020 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2021 annual meeting. At each annual meeting of stockholders beginning in 2019, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.
Removal of Directors
Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.
Director Vacancies
Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.
No Cumulative Voting
Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the chairperson of our board of directors, by the lead independent director or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations
Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the Secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.
Amending our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered, or repealed by our board of directors.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf,

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees or agents or our stockholders,

•	any action asserting a claim against us arising pursuant to the DGCL, and

•
any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine;

provided, that with respect to any derivative action or proceeding brought on our behalf to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, the exclusive forum will be the federal district courts of the United States of America.
Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees.
Business Combinations with Interested Stockholders
Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.
Limitation of Liability and Indemnification
Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.
If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party or other participant, or are threatened to be made a party or other participant, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Listing
We have applied to list our common stock on the Nasdaq Global Market under the symbol “BYND.”
Transfer Agent and Registrar
Upon closing of this offering, the transfer agent and registrar for our common stock will be Equiniti Trust Company. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.                .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales of our common stock in the public market could cause our share price to fall.”
Upon the consummation of this offering, we will have           shares of common stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into common stock. Of these shares, the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below, and any shares purchased by our directors or officers pursuant to our directed share program shall be subject to the lock-up agreements described below. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated by the SEC under the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•
beginning 181 days after the date of this prospectus,            additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “—Lock-Up Agreements,” of which            shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•
the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements
We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting—Lock-Up.”
Rule 144
In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately               shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or world be perceived to be, available for sale in the public market.
Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Registration Statements on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2011 Plan, certain non-plan options and an amended and restated equity incentive plan which will be effective upon the consummation of this offering. This registration statement would cover approximately shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances). See “Certain Relationships and Related Third-Party Transactions—Amended and Restated Investors’ Rights Agreement.”
Registration Rights
Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, certain holders of shares of our common stock will be entitled to the rights described under “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK
This section discusses certain material U.S. federal income tax consequences of the ownership and sale, exchange or other taxable disposition of our common stock sold pursuant to this offering to a “non-U.S. holder” (as defined below). This discussion does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, in each case, as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the U.S. federal income tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the U.S. federal income tax considerations described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.
This discussion does not address the tax considerations arising under the alternative minimum tax, the net investment income tax, the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt or governmental organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock pursuant to the exercise of an employee stock option or otherwise as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this discussion does not address U.S. federal income tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.
Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income, gift and estate tax laws to their particular situations and the consequences of non-U.S., state or local laws, and tax treaties.
Non-U.S. Holder Defined
For purposes of this section, a “non-U.S. holder” is any holder of our common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes, that is not:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•
a trust that (1) is subject to the primary supervision of a U.S. court and one or more ”United States persons” (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate whose income is subject to U.S. federal income tax regardless of source.
If you are a non-U.S. citizen who is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership and sale, exchange or other taxable disposition of our common stock.
Distributions
We do not anticipate paying any distributions in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale, exchange or other taxable disposition of our common stock. See “—Sale of Common Stock.”
Subject to the discussion below regarding the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, any distribution made to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United

States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN or W-8BEN-E (or any successor form to the IRS Form W-8BEN or W-8BEN-E) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit from the IRS of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.
Distributions received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained (or in the case of an individual, a fixed base) by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder generally must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions or our paying agent, although not subject to U.S. withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.
Sale of Common Stock
Subject to the discussion below regarding FATCA and backup withholding, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other taxable disposition of our common stock unless:

•
the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.
The FIRPTA rules may apply to a sale, exchange or other taxable disposition of our common stock if we are at the time of the sale, exchange, or other taxable disposition, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “United States real property holding corporation,” or USRPHC. In general, we would be a USRPHC if the value of our interests in U.S. real property comprised at least half of the value of our business assets and our U.S. and

non-U.S. real property interests. If we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests subject to the FIRPTA rules only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. However, there can be no assurance that our common stock will be treated as regularly traded. Currently, we believe we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business and real estate assets, there can be no assurance that we will not become a USRPHC in the future.
If any gain from the sale, exchange or other taxable disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on, or proceeds on the disposition of, our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the non-U.S. holder and may entitle the non-U.S. holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act, or FATCA
FATCA imposes U.S. federal withholding tax of 30% on certain types of U.S. source “withholdable payments” (including dividends and the gross proceeds from the sale, exchange or other taxable disposition of U.S. stock) to foreign financial institutions, which are broadly defined for this purpose, and other non-U.S. entities that fail to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institutions or entities. The obligation to withhold under FATCA applies to any dividends on our common stock, and will apply to gross proceeds from the sale, exchange or other taxable disposition of our common stock paid after December 31, 2018 and to certain “pass-thru” payments received with respect to instruments held through foreign financial institutions after the later of December 31, 2018 and the date on which applicable final Treasury regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.
The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of the sale, exchange or other taxable disposition of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
William Blair & Company, L.L.C.
Total
The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
Option to Purchase Additional Shares
The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
Underwriting Discounts and Expenses
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $               .
Electronic Distribution
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
Lock-Up
During the period beginning from the date hereof and continuing to and including the date 180 days after the date of the final prospectus (the “Lock-Up Period”), we have agreed not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares of our common stock, including but not limited to any options or warrants to purchase shares of our stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of stock or such other securities, in cash or otherwise (other than the shares to be sold hereunder or pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.
Our directors, executive officers, and shareholders (the “Lock-Up Parties”) have entered into lock‑up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for the Lock-Up Period, will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly by the Lock-Up Parties (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively, the “Lock-Up Parties’ Shares”), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Parties’ Shares, or (iii) publicly disclose the intent to do any of the foregoing. In addition, the Lock-Up Parties have agreed that, without prior written consent of Goldman Sachs & Co. LLC and J.P.

Morgan Securities LLC on behalf of the underwriters, they will not make any demand for or exercise any right with respect to the registration of the Lock-Up Parties’ Shares. The foregoing restrictions are expressly agreed to preclude the Lock-Up Parties from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Lock-Up Parties’ Shares even if such shares would be disposed of by someone other than such Lock-Up Party. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Lock-Up Parties’ Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares. If a Lock-Up Party is one of our officers or directors, the director or officer has further agreed that the foregoing provisions shall be equally applicable to any directed shares the director or officer may purchase in the offering.
Listing
We have applied to have our common stock approved for listing/quotation on the Nasdaq Global Market under the symbol “BYND”.
Price Stabilization and Short Positions
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over‑the‑counter market or otherwise.

New Issue of Securities
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, Beyond Meat or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Australia
This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•
does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to Prospective Investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.
Notice to Prospective Investors in China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Notice to Prospective Investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to Prospective Investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to Prospective Investors in South Africa
Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

•	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorised financial service providers under South African law;

(e)	financial institutions recognised as such under South African law;

(f)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

•	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.
No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the

South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025. Latham & Watkins LLP, 330 North Wabash Avenue, Suite 2800, Chicago, Illinois 60611, is acting as counsel for the underwriters in connection with offering. Orrick, Herrington & Sutcliffe LLP and certain attorneys and investment funds affiliated with the firm own shares of our preferred stock which will be converted into shares of common stock upon the closing of this offering, which will represent less than 1% of our common stock. In addition, certain attorneys of Latham & Watkins LLP have an indirect interest in shares of our preferred stock which will be converted into shares of our common stock upon the closing of this offering.
EXPERTS
The financial statements as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm. We also maintain a website at www.beyondmeat.com. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in deciding to purchase our common stock in this offering.

INDEX TO THE FINANCIAL STATEMENTS
Beyond Meat, Inc.
BEYOND MEAT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Beyond Meat, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Beyond Meat, Inc. (formerly Savage River, Inc.) (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP

Los Angeles, California
September 10, 2018

We have served as the Company’s auditor since 2015.

BEYOND MEAT, INC.
Balance Sheets
(In thousands, except share and per share data)

	December 31,
	2016	2017	2017 Pro Forma
			(unaudited)
Assets
Current assets:
Cash	$16,998	$39,035
Accounts receivable	879	3,581
Inventory	6,185	8,144
Prepaid expenses and other current assets	437	1,209
Total current assets	24,499	51,969

Property, plant, and equipment, net	10,277	14,118
Other non-current assets, net	159	376
Total assets	$34,935	$66,463

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,540	$6,276
Wages payable	395	547
Accrued bonus	964	1,152
Accrued expenses and other current liabilities	387	505
Short-term borrowings under revolving credit line	—	2,500
Current portion of bank term loan and other short-term debt	463	477
Short-term capital lease liabilities	220	143
Stock warrant liability	165	550	—
Total current liabilities	$5,134	$12,150
Long-term liabilities:
Promissory note	$1,450	$1,450
Long-term portion of bank term loan	965	488
Capital lease obligations and other long-term liabilities	155	94
Total long-term liabilities	$2,570	$2,032
Commitments and Contingencies (Note 9)
Convertible preferred stock :
Series A convertible preferred stock, par value $0.0001 per share—5,000,000 shares authorized; 5,000,000 shares issued and outstanding as of December 31, 2016 and 2017; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	$2,000	$2,000	$—

	December 31,
	2016	2017	2017 Pro Forma
Series B convertible preferred stock, par value $0.0001 per share—7,203,031 shares authorized; 7,020,498 shares issued and outstanding as of December 31, 2016 and 2017; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	4,999	4,999	—
(continued on the following page)
Series C convertible preferred stock, par value $0.0001 per share—12,114,359 shares authorized; 12,114,359 shares issued and outstanding as of December 31, 2016 and 2017; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	14,882	14,882	—
Series D convertible preferred stock, par value $0.0001 per share—13,069,158 shares authorized; 13,069,157 shares issued and outstanding as of December 31, 2016 and 2017; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	24,948	24,948	—
Series E convertible preferred stock, par value $0.0001 per share—7,110,442 shares authorized; 7,051,835 shares issued and outstanding as of December 31, 2016 and 2017; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	17,214	17,214	—
Series F convertible preferred stock, par value $0.0001 per share—7,299,800 shares authorized; 7,275,540 and 7,299,792 shares issued and outstanding as of December 31, 2016 and 2017, respectively; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	29,761	29,840	—
Series G convertible preferred stock, par value $0.0001 per share—7,710,000 shares authorized; no shares and 7,483,316 shares issued and outstanding as of December 31, 2016 and 2017, respectively; proforma: no shares issued and outstanding as of December 31, 2017 (unaudited)	—	54,311	—
Stockholders’ deficit:
Common stock, par value $0.0001 per share—78,000,000 shares authorized; 7,917,119 and 8,586,399 shares issued and outstanding at December 31, 2016 and 2017, respectively; pro forma 67,866,496 shares issued and outstanding as of December 31, 2017 (unaudited)	1	1	7
Additional paid-in-capital	3,779	4,823	153,561
Loans to related parties for purchase of stock	(951)	(951)	(951)
Accumulated deficit	(69,402)	(99,786)	(99,786)
Total stockholders’ (deficit) equity	(66,573)	(95,913)	52,831
Total liabilities, convertible preferred stock and stockholders’ deficit	$34,935	$66,463
(concluded)
The accompanying notes are an integral part of these financial statements.

BEYOND MEAT, INC.
Statements of Operations
(In thousands, except share and per share data)

	For the Year Ended December 31,
	2016	2017
Net revenues	$16,182	$32,581
Cost of goods sold	22,494	34,772
Gross loss	(6,312)	(2,191)
Research and development expenses	5,782	5,722
Selling, general and administrative expenses	12,672	17,143
Restructuring expenses	—	3,509
Total operating expenses	18,454	26,374
Loss from operations	(24,766)	(28,565)
Other expense, net:
Interest expense	(380)	(1,002)
Other, net	—	(812)
Total other expense, net	(380)	(1,814)
Loss before taxes	(25,146)	(30,379)
Income tax expense	3	5
Net loss	$(25,149)	$(30,384)
Net loss per common share—basic and diluted	$(3.67)	$(3.71)
Weighted average common shares outstanding—basic and diluted	6,849,849	8,186,109
Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)		67,466,206
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.45)
The accompanying notes are an integral part of these financial statements.

BEYOND MEAT, INC.
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Loans to Related Parties	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	44,133,572	$63,746	6,726,383	$1	$2,360	$(951)	$(44,253)	$(42,843)
Net loss	—	—	—	—	—	—	(25,149)	(25,149)
Exercise of common stock options	—	—	1,190,736	—	684	—	—	684
Share-based compensation	—	—	—	—	735	—	—	735
Conversion of convertible notes upon issuance of Series F preferred stock (inclusive of $211 adjustment upon conversion)	1,021,695	4,211	—	—	—	—	—	—
Issuance of Series E preferred stock, net of issuance costs of $3	122,277	297	—	—	—	—	—	—
Issuance of Series F preferred stock, net of issuance costs of $241	6,253,845	25,550	—	—	—	—	—	—
Balance at December 31, 2016	51,531,389	$93,804	7,917,119	$1	$3,779	$(951)	$(69,402)	$(66,573)
Net loss	—	—	—	—	—	—	(30,384)	(30,384)
Exercise of common stock options	—	—	669,280	—	379	—	—	379
Share-based compensation	—	—	—	—	665	—	—	665
Conversion of convertible notes upon issuance of Series G preferred stock (inclusive of $1,123 adjustment upon conversion)	1,539,475	11,123	—	—	—	—	—	—
Issuance of Series F preferred stock, net of issuance costs of $21	24,252	79	—	—	—	—	—	—
Issuance of Series G preferred stock, net of issuance costs of $267	5,943,841	43,188	—	—	—	—	—	—
Balance at December 31, 2017	59,038,957	$148,194	8,586,399	$1	$4,823	$(951)	$(99,786)	$(95,913)
The accompanying notes are an integral part of these financial statements.

BEYOND MEAT, INC.
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2016	2017
Cash flows from operating activities:
Net loss	$(25,149)	$(30,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,074	3,181
Non-cash expenses related to convertible note	211	1,123
Share-based compensation expense	735	665
Amortization of debt issuance costs	93	37
Change in preferred stock warrant liability	—	385
Restructuring loss on write-off of fixed assets	—	2,302
Net change in operating assets and liabilities:
Accounts receivables	1,071	(2,702)
Inventories	(3,710)	(1,959)
Prepaid expenses and other assets	(205)	(795)
Accounts payable	548	2,361
Accrued expenses and other current liabilities	899	464
Long-term liabilities	(62)	49
Net cash used in operating activities	$(23,495)	$(25,273)

Cash flows used in investing activities:
Purchases of property, plant and equipment	$(4,955)	$(7,908)
Payment of security deposits	(83)	(207)
Net cash used in investing activities	$(5,038)	$(8,115)

Cash flows from financing activities:
Proceeds from Series G preferred stock offering, net of offering costs	$—	$43,188
Proceeds from Series F preferred stock offering, net of offering costs	25,550	79
Proceeds from Series E preferred stock offering, net of offering costs	297	—
Proceeds from convertible note issuance	4,000	10,000
Proceeds from revolving credit line	1,637	2,500
Proceeds from bank term loan borrowing	1,500	—
Repayments on revolving credit line	(1,637)	—
Repayment on term loan	—	(500)
Payments of capital lease obligations	(117)	(221)

	Year Ended December 31,
	2016	2017
Proceeds from exercise of stock options	684	379
Net cash provided by financing activities	$31,914	$55,425

Net increase in cash	$3,381	$22,037
Cash at the beginning of the year	13,617	16,998
Cash at the end of the year	$16,998	$39,035
(continued on the following page)
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$140	$269
Taxes	$24	$3
Non-cash investing and financing activities:
Capital lease obligations for the purchase of property, plant and equipment	$442	$35
Issuance of convertible preferred stock warrants in connection with debt	$165	$—
Non-cash additions to property, plant and equipment	$—	$1,376
(concluded)

The accompanying notes are an integral part of these financial statements.

BEYOND MEAT, INC.
Notes to Financial Statements
Note 1.    Introduction
Beyond Meat, Inc., a Delaware corporation (the “Company”), is one of the fastest growing food companies in the United States, offering a portfolio of revolutionary plant-based meats. The Company builds meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional benefits of eating the Company’s plant-based meat products. The Company’s brand commitment, “Eat What You Love,” represents a strong belief that by eating the Company’s plant-based meats, consumers can enjoy more, not less, of their favorite meals, and by doing so, help address concerns related to human health, climate change, resource conservation and animal welfare.
The Company’s primary production facilities are located in Columbia, Missouri, and research and development and administrative offices located in El Segundo, California. In addition to its own production facilities, the Company uses co-manufacturers in various locations in the United States to manufacture its products.
The Company sells to a variety of customers in the retail and foodservice channels throughout the United States and internationally through brokers and distributors.
On September 7, 2018, the Company changed its name from Savage River, Inc. to Beyond Meat, Inc.
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America or US GAAP.
Segment Information
The Company has one operating segment and one reportable segment, as the Company’s chief operating decision maker, who is the Company’s Chief Executive Officer, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.
Management’s Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements. Significant accounting estimates made by the Company include trade promotion accruals; useful lives of property, plant and equipment; valuation of deferred taxes; valuation of inventory; and the valuation of the fair value of common stock and preferred stock used to determine stock compensation expense and in the re-measurement of warrants and liabilities.
Unaudited Pro Forma Information
The accompanying unaudited pro forma balance sheet information as of December 31, 2017 assumes conversion of the outstanding shares of our convertible preferred stock and the exercise of the preferred stock warrants into shares of common stock in connection with the Company’s initial public offering or IPO. The unaudited pro forma stockholders’ equity does not assume any proceeds from the IPO.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

Cash
The Company maintains cash balances at one financial institution in the United States. The cash balances may, at times, exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation or FDIC up to $250,000.
Accounts Receivable
The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any anticipated losses on the accounts receivable balances and recorded in allowance for doubtful accounts. Allowance for doubtful accounts is calculated based on the Company’s history of write-offs, level of past due accounts, and relationships with and economic status of the Company’s distributors or customers. The Company had no allowance for doubtful accounts as of December 31, 2016 and 2017.
Inventories and Cost of Goods Sold
Inventories are recorded at lower of cost or net realizable value. The Company accounts for inventory using the weighted average cost method. In addition to product cost, inventory costs include expenditures such as direct labor and certain supply and overhead expenses including in-bound shipping and handling costs incurred in bringing the inventory to its existing condition and location. Inventories are comprised primarily of raw materials, direct labor, and overhead costs. Weighted average cost method is used to absorb raw materials, direct labor, and overhead into inventory. The Company reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on historical demand, and the age of the inventory, among other factors.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation and are depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements	Shorter of lease term or estimated useful life
Furniture and fixtures	3 years
Manufacturing equipment	5 to 10 years
Research and development equipment	5 to 10 years
Software and computer equipment	3 years
Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term. When assets are sold or retired, the asset and related accumulated depreciation are removed from the respective account balances and any gain or loss on disposal is included in loss from operations. Expenditures for repairs and maintenance are charged directly to expense when incurred. See Note 5.
Impairment of Long-Lived Assets
Long-lived assets, including property and equipment, are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. When events or circumstances indicate that impairment may be present, management evaluates the probability that future undiscounted net cash flows received will be less than the carrying amount of the asset. If projected future undiscounted cash flows are less than the carrying value of an asset, then such assets are written down to their fair values. Other than the write off of certain property, plant and equipment in connection with the restructuring efforts disclosed in Note 3, the Company concluded that no long-lived assets were impaired during the fiscal years ended December 31, 2016 and 2017.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

Stock Warrant Liability
The Company accounts for freestanding warrants to purchase shares of its convertible preferred stock as a liability, as the underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants were recorded at fair value upon issuance and are subject to re-measurement at each balance sheet date. Any change in fair value is recognized in the statements of operations in other expense. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants, the completion of a deemed liquidation event, or the conversion of convertible preferred stock into common stock.
Income Taxes
The Company is subject to federal and state income taxes. The Company uses the asset and liability method of accounting for income taxes as set forth in the authoritative guidance for accounting for income taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of assets and liabilities. A valuation allowance is established against the portion of deferred tax assets that the Company believes will not be realized on a more likely than not basis.
With respect to uncertain tax positions, the Company recognizes in its financial statements those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. See Note 10.
Fair Value of Financial Instruments
The fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest.
The three levels are defined as follows:

•
Level 1—Unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which significant value drivers are observable.

•	Level 3—Valuations derived from valuation techniques in which significant value drivers are unobservable.
The Company’s financial instruments include accounts receivable, accounts payable, accrued expenses, and short-term debt for which the carrying amounts approximate fair value due to the short-term maturity of these financial instruments. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying value of the line of credit and term debt with its bank approximate fair value as well. The fair value of long-term promissory note debt at December 31, 2016 and 2017 was $1.45 million and $1.48 million, respectively, as determined using the estimated net present value of expected future cash flows reflecting the Company’s own assumptions (Level 3). See Note 6.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

The following table sets forth our financial instruments that were measured at fair value on a recurring basis based on the fair value hierarchy:

	December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Preferred stock warrant liability	$—	$—	$165	$165
Total	$—	$—	$165	$165

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Preferred stock warrant liability	$—	$—	$550	$550
Total	$—	$—	$550	$550
There were no transfers of financial assets or liabilities into or out of Level 1, Level 2 or Level 3 for 2016 and 2017. The key assumptions used in the Black-Scholes option-pricing model for the valuation of the preferred stock warrant liability upon re-measurement were as follows:

	December 31, 2016	December 31, 2017
Expected term (in years)	3.0	3.0
Fair value of underlying shares	$1.41	$2.00
Volatility	55.0%	55.0%
Risk-free interest rate	1.47%	1.98%
Dividend yield	—	—
Generally, increases or decreases in the fair value of the underlying convertible preferred stock would result in a directionally similar impact in the fair value measurement of the associated warrant liability.
The following table sets forth a summary of the changes in the fair value of the preferred stock warrant liability:

(in thousands)	2016	2017
Beginning balance	$—	$165
Fair value of warrants issued during the period	165	—
Change in fair value of warrant liability	—	385
Ending balance	$165	$550
Leases
The Company leases certain equipment used in the research and development and operations under both capital and operating lease agreements. An asset and a corresponding liability for the capital lease obligations are established for the cost of a capital lease. Capital lease assets are included in property, plant and equipment—net in the Company’s balance sheets. Operating lease costs are recognized as rent expense on a straight-line basis over the applicable lease terms. See Note 9.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

Contingencies
The Company is subject to a range of claims, lawsuits, and administrative proceedings that arise in the ordinary course of business. The Company accrues a liability (which amount includes litigation costs expected to be incurred) and charges operations for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated, in accordance with the recognition criteria of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 450, Contingencies. Estimating liabilities and costs associated with these matters require significant judgment based upon the professional knowledge and experience of management and its legal counsel. See Note 9.
Revenue Recognition
The Company recognizes revenues when realized or realizable and earned. Revenue transactions represent sales of inventory. Revenue is recognized upon the transfer of the title to the product, ownership, and risk of loss to the customer, which typically occurs on the date of receipt of the product by the customer. The Company routinely offers sales discounts and promotions through various programs to its customers and consumers. These programs include rebates, temporary on shelf price reductions, off invoice discounts, retailer advertisements, and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred but not paid. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.
Our net revenues by platform and channel are included in the tables below:

	For the Year Ended December 31,
(In thousands)	2016	2017
Net revenues:
Fresh	$813	$18,109
Frozen	18,236	19,588
Less: Discounts	(2,867)	(5,116)
Total net revenues	$16,182	$32,581

	For the Year Ended December 31,
(in thousands)	2016	2017
Net revenues:
Retail	$12,342	$25,490
Restaurant and Foodservice	3,840	7,091
Total net revenues	$16,182	$32,581
Three of our distributors accounted for 10% or more of our revenues during 2016, and four of our distributors or customers accounted for 10% or more of our revenues during 2017. These distributors or customers accounted for approximately 31%, 16% and 12%, respectively, of our revenues for the year ended December 31, 2016, and 38%, 10%, 10%, and 10%, respectively, of our revenues for the year ended December 31, 2017, which were primarily related to sales in the United States. No other distributor or customer accounted for more than 10% of our revenues in the past two years.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

Earnings (Loss) Per Share
Earnings (loss) per share (“EPS”) represents net income attributable to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS represents net income attributable to common stockholders divided by the weighted-average number of common shares outstanding, inclusive of the dilutive impact of potential common shares outstanding during the period. Such potential common shares include options, warrants and convertible preferred stock. In periods when the Company records net loss, potential common shares are excluded in the computation of EPS because their inclusion would be anti-dilutive. See Note 11.
Unaudited Pro Forma Earnings Per Share Attributable to Common Stockholders
The unaudited pro forma basic and diluted earnings per share attributable to common stockholders assumes the automatic conversion of the convertible preferred stock and the potential conversion of preferred stock warrants into shares of common stock using the if-converted method upon the completion of the IPO as though the conversion and exercise had occurred as of the beginning of the period, or date of issuance, if later.
Prepaid Expenses
Prepaid expenses primarily include prepaid rent and insurance, which are expensed in the period to which they relate.
Selling, General and Administrative Expenses
Selling, general and administrative or SG&A expenses are primarily comprised of marketing expenses, selling expenses, administrative expenses, depreciation and amortization expense on non-manufacturing assets, and other miscellaneous operating items. Included in SG&A expenses are advertising costs, and out-bound shipping and handling costs which are charged to expense as incurred. Advertising costs in the year ended December 31, 2016 and 2017 were $15,000 and $0.3 million, respectively. Non-advertising related components of the Company’s total marketing expenditures include costs associated with consumer promotions, product sampling, and sales aids, which are also included in SG&A. SG&A expenses in the year ended December 31, 2016 include $2.9 million in costs to transition certain manufacturing and packaging operations from the Company’s existing manufacturing facility in Columbia, Missouri to a co-packer.
Shipping and Handling Costs
The Company does not bill its distributors or customers shipping and handling fees. The Company’s products are predominantly shipped to its distributors or customers as “FOB Destination,” with control of the products transferred to the customer at the destination. In-bound shipping and handling costs incurred in manufacturing a product are included in inventory and reflected in cost of goods sold when the sale of that product is recognized. Outbound shipping and handling costs are considered as fulfillment costs and are recorded in SG&A expenses. Outbound shipping and handling costs in the year ended December 31, 2016 and 2017 were $1.4 million and $3.4 million, respectively. Outbound shipping and handling costs in the year ended December 31, 2017 included $0.8 million related to the termination of the exclusive supply agreement with a co-manufacturer.
Research and Development
Research and development costs, which includes research for The Beyond Burger, our flagship product that we launched in May 2016, enhancements to existing products and new product development, are expensed in the period incurred. Research and development expenses for the years ended December 31, 2016 and 2017, was $5.8 million and $5.7 million, respectively.

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Notes to Financial Statements (continued)

Share-Based Compensation
The Company measures all share-based compensation cost at the grant date, based on the fair values of the awards that are ultimately expected to vest, and recognizes that cost as an expense on a straight line-basis in its statements of operations over the requisite service period. The Company estimates the fair value of option awards using the Black-Scholes option valuation model, which requires management to make certain assumptions for estimating the fair value of stock options at the date of grant including the fair value and projected volatility of the underlying common stock and the expected term of the award. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models may not necessarily provide a reliable single measure of the fair value of the Company’s stock options. Although the fair value of stock options is determined using an option valuation model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.
In addition, the Company estimates the expected impact of forfeited awards and recognizes share-based compensation cost only for those awards ultimately expected to vest. If actual forfeiture rates differ materially from the Company’s estimates, share-based compensation expense could differ significantly from the amounts the Company has recorded in the current period. The Company periodically reviews actual forfeiture experience and will revise its estimates, as necessary. The Company will recognize as compensation cost the cumulative effect of the change in estimated forfeiture rates on current and prior periods in earnings of the period of revision. As a result, if the Company revises its assumptions and estimates, the Company’s share-based compensation expense could change materially in the future. See Note 8.
Employee Benefit Plan
On January 1, 2017 the Company initiated a 401(k) retirement saving plan for the benefit of eligible employees. Under terms of this plan, eligible employees are able to make contributions of their wages on a tax-deferred basis. The Company is authorized to, but has not made matching contributions.
Restructuring Plan
The Company accounts for exit or disposal of activities in accordance with ASC 420, Exit or Disposal Cost Obligations. The Company defines a business restructuring as an exit or disposal activity that includes but is not limited to a program which is planned and controlled by management and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges may include (i) contract termination costs and (ii) other related costs associated with exit or disposal activities.
Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. See Note 3.
Related-Party Transactions
Seth Goldman
The Company entered into a consulting agreement with Seth Goldman on March 2, 2016. Pursuant to the consulting agreement, the Company will pay Mr. Goldman $14,585.33 per month for services rendered under the consulting agreement. The consulting agreement may be terminated at any time upon 120 business days’ written notice. In the event of a default in the performance of the consulting agreement or material breach of any obligations under the consulting agreement, the non-breaching party

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Notes to Financial Statements (continued)

may terminate the consulting agreement immediately if the breaching party fails to cure the breach within 30 business days after having received written notice by the non-breaching party of the default or breach.
Bernhard van Lengerich
The Company first entered into an advisor agreement with Food System Strategies, LLC in October 2015. Bernhard van Lengerich. Ph.D. is the Chief Executive Officer of Food System Strategies, LLC. Pursuant to this advisor agreement, the Company paid Food System Strategies, LLC $4,000 for each day Dr. van Lengerich provided services, provided the Company paid Food System Strategies, LLC for at least two days of services per month. In February 2016, the Company entered into a new advisor agreement with Food System Strategies, LLC, which superseded the original agreement and provided for a $25,000 monthly retainer and a non-qualified stock option covering 798,848 shares, which vested in equal monthly installments over three years in consideration of Dr. van Lengerich providing services as our interim Chief Technical Officer and head of research and development, and the increased time commitment associated with these roles. In December 2016, the advisor agreement was amended to provide for a $10,000 monthly retainer to reflect the fact that Dr. van Lengerich would only be providing advisory services five to six days a month going forward. The advisor agreement may be terminated at any time upon written notice to the other party.
Loans to Related Parties
In connection with the issuance of restricted stock and for value received, in December 2015, the nonemployee members of our Board of Directors entered into a promissory note to pay the Company the principal sum of $951,245 with interest at a fixed rate of 1.68% per annum, compounded annually, on the unpaid balance of such principal sum. The promissory notes are secured by a pledge of the common stock issued to the nonemployee board members. The loans are classified as a reduction to stockholders’ deficit in the accompanying balance sheets. In determining the accounting for the promissory notes, management evaluated the legal provisions of the promissory notes as well as the Company’s intent to fully collect on the outstanding note amounts. The Company collected on the promissory notes in their entirety in 2018. See Note 12.
New Accounting Pronouncements
As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” or ASU 2014-09, which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition. This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public business entities, and for annual reporting periods beginning after December 15, 2018 for business entities that are not public. ASU 2014-09 is effective for the Company beginning January 1, 2019. ASU 2014-09 may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Additionally, ASU 2014-09 requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The Company is currently in the process of assessing our adoption methodology for ASU 2014-09 and has not yet selected a method. The Company is also evaluating the impact of the adoption on its financial statements. While the Company believes that adoption of ASU 2014-09 may require capitalization of certain selling costs that are currently expensed, such as sales and

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Notes to Financial Statements (continued)

partner commissions, it has not yet determined whether the effect of these, or other adjustments will be material to revenue or results of operations. The Company is continuing to assess the impact of adoption of ASU 2014-09, which may identify other impacts on the Company’s financial statements. The Company expects to adopt and implement ASU 2014-09 effective January 1, 2019.
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” or ASU 2016-01, which makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. ASU 2016-01 significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. For all entities other than public entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2018, including interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company expects to adopt and implement ASU 2016-01 for the year ending December 31, 2019 and for interim periods beginning January 1, 2020. The Company does not expect that adoption of ASU 2016-01 will have a material impact on the Company’s financial position, results of operations, or cash flows.
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 requires lessees to generally recognize most operating leases on the balance sheets but record expenses on the income statements in a manner similar to current accounting. ASU 2016-02 is effective for nonpublic companies for the annual reporting period beginning after December 15, 2019, and, therefore, effective for the Company beginning January 1, 2020. Early application is permitted. The Company is currently evaluating the impact ASU 2016-02 will have on its financial statements and currently expects that most operating lease commitments will be subject to ASU 2016-02 and will be recognized as operating lease liabilities and right-of-use assets upon adoption. While the Company has not yet quantified the impact, adjustments resulting from the adoption of ASU 2016-02 will materially increase total assets and total liabilities relative to such amounts reported prior to adoption.
In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” or ASU 2016-09. ASU 2016-09 simplifies certain aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications in the statements of cash flows. ASU 2016-09 is effective for all entities other than public business entities for fiscal years beginning after December 15, 2017, and therefore, effective for the Company for the fiscal year ending December 31, 2018. Early adoption is permitted. The Company is currently evaluating the impact ASU 2016-09 will have on the Company’s financial position, results of operations, and cash flows.
In August 2016, the FASB issued ASU No. 2016-15, “Statements of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments” or ASU 2016-15, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. ASU 2016-15 is effective for annual periods (including interim periods) beginning after December 15, 2018 for business entities that are not public, should be applied retrospectively, and early adoption is permitted. The Company is currently evaluating the impact that will result from adopting ASU 2016-15 on its cash flows.
In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” or ASU 2017-09. ASU 2017-09 amends the scope of modification accounting for sharebased payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the

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Notes to Financial Statements (continued)

modification. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted. The Company expects to adopt and implement ASU 2017-09 beginning January 1, 2018. Adoption of ASU 2017-09 is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.
Note 3.    Restructuring
In May 2017, management approved a plan to terminate its exclusive supply agreement or Agreement with one of its co-manufacturers, due to non-performance under the Agreement and on May 23, 2017, the Company notified the co-manufacturer of its decision to terminate the Agreement. In accordance with the Company’s policy of reviewing long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company determined that as of May 23, 2017, the date the Company notified the co-manufacturer of its decision to terminate the Agreement, the assets held in possession of the co-manufacturer were no longer recoverable. The Company recorded restructuring expenses of $3.5 million in 2017, of which $2.3 million were related to the impairment write-off of long-lived assets comprised of certain unrecoverable equipment located at the co-manufacturer’s site and company-paid leasehold improvements to the co-manufacturer’s facility pursuant to the Agreement, and $1.2 million was primarily related to legal and other expenses associated with the dispute with the co-manufacturer (see Note 9). In addition, the Company recorded $2.4 million in write-off of unrecoverable inventory held at the co-manufacturer’s site which is included in cost of goods sold (see Note 4) and $1.2 million in expenses related to the dispute in SG&A expenses in the Company’s statement of operations in the year ended December 31, 2017. As of December 31, 2017, there were no accrued unpaid liabilities associated with this contract termination.
Note 4.    Inventories
Major classes of inventory were as follows:

	December 31,
(in thousands)	2016	2017
Raw materials and packaging	$2,816	$2,569
Work in process	1,700	2,615
Finished goods	1,669	2,960
Total	$6,185	$8,144
The Company wrote off approximately $1.2 million in discontinued product inventories and recognized that expense in cost of goods sold in its statement of operations for the year ended December 31, 2016. The Company wrote off $2.4 million in unrecoverable inventory related to the termination of an exclusive supply agreement with one of the Company’s co-manufacturers which was recorded in cost of goods sold in its statement of operations for the year ended December 31, 2017. There was no write down of inventory to lower of cost or net realizable value at December 31, 2016 or 2017.

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Notes to Financial Statements (continued)

Note 5.    Property, Plant and Equipment
Property, plant, and equipment are stated at cost and capital lease assets are included. A summary of property, plant, and equipment as of December 31, 2016 and 2017, is as follows:

	December 31,
(in thousands)	2016	2017
Manufacturing equipment	$10,632	$13,037
Research and development equipment	818	1,705
Leasehold improvements	2,659	1,285
Capital leases	762	797
Software	18	27
Furniture and fixtures	11	24
Assets not yet placed in service	490	5,021
Total property, plant and equipment	$15,390	$21,896
Less: accumulated depreciation and amortization	5,113	7,778
Property, plant and equipment, net	$10,277	$14,118
Depreciation and amortization expense for the years ended December 31, 2016 and 2017, was $2.1 million and $3.2 million, respectively. Of the total depreciation and amortization expense in the years ended December 31, 2016 and 2017, $1.9 million and $2.9 million, respectively, were recorded in cost of goods sold and $0.2 million and $0.3 million, respectively, were recorded in research and development expenses in the Company’s statements of operations.
Note 6.    Debt
The Company’s debt balances are detailed below:

	December 31,
(in thousands)	2016	2017
2016 Revolving Credit Facility (defined below)	$—	$2,500
2016 Term Loan Facility (defined below)	$1,500	$1,000
Missouri Note (defined below)	1,450	1,450
Loan origination fees	(72)	(35)
Total debt outstanding	$2,878	$4,915
Less: current portion of long-term debt	463	2,977
Long-term debt	$2,415	$1,938
The Company records loan origination fees as a reduction of carrying value of the debt in the accompanying balance sheets. Loan origination fees, net of amortization, totaled $72,000 and $35,000, as of December 31, 2016 and 2017, respectively. Loan origination fees are amortized as interest expense over the term of the loan for which amortization of $21,000 and $37,000 was recorded during the years ended December 31, 2016 and 2017, respectively.
Credit Facilities
In June 2016, we entered into a Loan and Security Agreement, referred to as the Original LSA, with Silicon Valley Bank, or SVB, which comprised a $2.5 million revolving line of credit, or the 2016 Revolving Credit Facility, maturing in June 2018, and a $1.5 million growth capital term loan advance, or the 2016

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Notes to Financial Statements (continued)

Term Loan Facility, maturing in December 2019. Principal payments on the 2016 Term Loan Facility were due in 36 equal monthly installments beginning January 31, 2017.
The 2016 Revolving Credit Facility and the 2016 Term Loan Facility were secured by an interest in manufacturing equipment, inventory, contract rights or rights to payment of money, leases, license agreements, general intangibles, and cash. The Company paid a facility fee of $30,000 to secure the Original LSA. Both the 2016 Term Loan Facility and borrowings on the 2016 Revolving Credit Facility accrue interest at the annual rate of 1.0% above prime rate, payable monthly. In the event of occurrence and during the time of continuation of default, loan obligations will bear a default interest rate of additional 5% above the rate that is otherwise applicable. The interest rate on the obligations at December 31, 2016 and 2017 were 4.75% and 5.5%, respectively.
As of December 31, 2016 and 2017, the outstanding principal balance under the 2016 Revolving Credit Facility was $0 and $2.5 million and the outstanding balance in the 2016 Term Loan Facility was $1.5 million and $1.0 million, respectively, of which $0.5 million was included in short-term debt in each of the years and the remainder was included in long-term debt on the Company’s balance sheets. The Company recognized interest expense of $0 and $0.1 million in 2016 and 2017, respectively, on the 2016 Revolving Credit Facility and $34,000 and $63,000 in 2016 and 2017, respectively, on the 2016 Term Loan Facility. As of December 31, 2017, there was no availability to borrow under the 2016 Revolving Credit Facility.
Subsequent to the year ended December 31, 2017, on June 27, 2018, the Company amended and restated the Original LSA. See Note 12.
Promissory Note
The Company entered into a note with the Missouri Department of Economic Development in the amount of $1.45 million on December 20, 2013 or the Missouri Note. The principal was due and payable on December 20, 2021. The Missouri Note carried a fixed interest rate of 2% per year, payable quarterly, commencing on December 31, 2016. The Company recognized interest expense of $26,000 and $29,000, in 2016 and 2017, respectively. As of December 31, 2016 and 2017, the Company was in compliance with the promissory note covenant to maintain at least 20 full-time employees in Missouri throughout the life of the note. Subsequent to the year ended December 31, 2017, the Missouri Note was paid in full. See Note 12.
Convertible Promissory Notes
In September 2016, the Company issued $4.0 million in Convertible Promissory Notes (“2016 Convertible Notes”) to several purchasers of the Series F preferred shares, one of whom was a non-employee Board Member. The 2016 Convertible Notes were due six months after the issuance date. The 2016 Convertible Notes had a fixed interest rate of 1% per year during their term and permitted the holders to convert the notes to Series F preferred shares at 95% of the cash price per share.
The outstanding principal and all accrued but unpaid interest under the 2016 Convertible Notes were converted into Series F Preferred Stock in October 2016. The Company issued 1,021,695 shares of Series F preferred shares upon conversion of the 2016 Convertible Notes. The number of shares issued was calculated based on the quotient obtained by dividing the outstanding principal and all accrued interest by 95% of the cash price per share of the Series F Preferred Stock issuance. In connection with the accounting for the 2016 Convertible Notes, a debt discount of $0.2 million was recognized at issuance, and subsequently, as a component of interest expense through the date of conversion.
From August 2017 through November 2017, the Company issued $10.0 million in Convertible Promissory Notes (“2017 Convertible Notes”) to several purchasers of the Series G preferred shares, two of whom were 5% stockholders and two were non-employee members of our Board of Directors. The 2017 Convertible Notes were due six months after the issuance date. The 2017 Convertible Notes had a

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Notes to Financial Statements (continued)

fixed interest rate of 5% per year during their term and permitted the holders to convert the notes to Series G preferred shares at 90% of the cash price per share.
The outstanding principal and all accrued but unpaid interest under the 2017 Convertible Notes were converted into 1,539,475 shares of Series G Preferred Stock beginning in November 2017. The number of shares issued was calculated based on the quotient obtained by dividing the outstanding principal and all accrued interest by 90% of the cash price per share of the Series F Preferred Stock issuance. In connection with the accounting for the 2017 Convertible Notes, a debt discount of $1.1 million was recognized at issuance, of which $0.7 million was recognized as a component of interest expense through the date of conversion. The remaining unamortized discount of $0.4 million was recorded in other expense at the date of conversion.
Warrant Liabilities
In connection with its financing arrangements, the Company has issued warrants to purchase shares of its convertible preferred stock. For one of the financing arrangements, the Company issued warrants to purchase 182,533 shares of Series B convertible preferred stock at an exercise price of $0.7122 per share. For a separate financing arrangement, the Company issued warrants to purchase 58,607 shares of Series E convertible preferred stock at an exercise price of $2.4534 per share. The Series B and Series E warrants are exercisable and expire seven and ten years from the date of issuance, respectively. The warrants remained outstanding as of December 31, 2016 and 2017. See Note 2 for further information on the warrant liabilities.
Note 7.    Stockholders’ Deficit and Convertible Preferred Stock
As of December 31, 2016, the Company’s shares consisted of 78,000,000 authorized shares of Common Stock, of which 7,917,119 were issued and outstanding, and 51,531,389 shares of Preferred Stock, of which 5,000,000 shares of Series A Preferred Stock, 7,020,498 shares of Series B Preferred Stock, 12,114,359 shares of Series C Preferred Stock, 13,069,157 shares of Series D Preferred Stock, 7,051,835 of Series E Preferred Stock, and 7,275,540 of Series F Preferred Stock, were issued and outstanding, respectively.
As of December 31, 2017, the Company’s shares consisted of 78,000,000 authorized shares of common stock, par value $0.0001 per share or Common Stock, of which 8,586,399 were issued and outstanding, and 59,038,957 shares of preferred stock, par value $0.0001 per share or Preferred Stock, of which 5,000,000 shares of Series A Preferred Stock, 7,020,498 shares of Series B Preferred Stock, 12,114,359 shares of Series C Preferred Stock, 13,069,157 shares of Series D Preferred Stock, 7,051,835 of Series E Preferred Stock, 7,299,792 shares of Series F Preferred Stock, and 7,483,316 shares of Series G Preferred Stock were issued and outstanding, respectively.
The Company has not declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock.
Payment to Holders of Series G Preferred Stock
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of Series G Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series G Original Issue Price for each outstanding share of Series G Preferred Stock then held by them, plus any dividends declared but unpaid thereon; or (ii) such amount per share, as would have been payable had all shares of such series been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If upon any such liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient

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Notes to Financial Statements (continued)

to pay the holders of shares of Series G Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series G Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series G Original Issue Price shall mean $7.2933 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series G Preferred Stock.
Payment to Holders of Series F Preferred Stock
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of Series F Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series F Original Issue Price for each outstanding share of Series F Preferred Stock then held by them, plus any dividends declared but unpaid thereon; or (ii) such amount per share, as would have been payable had all shares of such series been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If upon any such liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series F Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series F Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series F Original Issue Price shall mean $4.1234 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series F Preferred Stock.
Payment to Holders of Series E Preferred Stock
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of Series E Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series E Original Issue Price for each outstanding share of Series E Preferred Stock then held by them, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series E Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series E Original Issue Price is $2.4534 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series E Preferred Stock.
Payments to Holders of Series D Preferred Stock
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock, the holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Company available for distribution to its stockholders

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Notes to Financial Statements (continued)

before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series D Original Issue Price for each outstanding share of Series D Preferred Stock then held by them, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series D Preferred Stock the full amount to which they shall be entitled under this, the holders of shares of Series D Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series D Original Issue Price shall mean $1.9129 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series D Preferred Stock.
Payments to Holders of Series C Preferred Stock
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock and to the holders of shares of Series D Preferred Stock, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series C Original Issue Price for each outstanding share of Series C Preferred Stock then held by them, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series C Original Issue Price is $1.2382 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series C Preferred Stock.
Payments to Holders of Series A Preferred Stock and Series B Preferred Stock
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock to the holders of shares of Series D Preferred Stock and to the holders of shares of Series C Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding and Series B Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price for each outstanding share of Series A Preferred Stock then held by them and the Series B Original Issue Price for each outstanding share of Series B Preferred Stock then held by them, in each case, plus any dividends declared but unpaid thereon; or (ii) such amount per share as would have been payable had all shares of such series been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock and Series B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock and Series B Preferred Stock shall share ratably in any distribution of the assets

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series A Original Issue Price is $0.40 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock. The Series B Original Issue Price is $0.7122 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series B Preferred Stock.
Other Preferred Stock Significant Provisions

•
Conversion Rights—Each share of our preferred stock, at the option of the holder, is convertible into shares of common stock on a one-for-one basis, subject to adjustment. Conversion will occur upon the closing of an underwritten initial public offering of our common stock to the public at a price per share implying a valuation equal to at least $350,000 (calculated on a fully-diluted basis) and resulting in at least $50,000,000 of gross proceeds to us. Conversion of the Series A convertible preferred stock and Series B convertible preferred stock may also occur upon the vote of 55% of the outstanding Series A convertible preferred stock and Series B convertible preferred stock voting together as a single class on an as-converted basis. Conversion of the Series C convertible preferred stock may also occur upon the vote of at least 75% of the outstanding Series C convertible preferred stock. Conversion of the Series D convertible preferred stock and Series E convertible preferred stock may also occur upon the vote of at least 60% of the outstanding Series D convertible preferred stock and 60% of the outstanding Series E convertible preferred stock respectively, each voting as a separate class. Conversion of the Series F convertible preferred stock and Series G convertible preferred stock may also occur upon the vote of at least a majority of the outstanding Series F convertible preferred stock and a majority of the outstanding Series G convertible preferred stock respectively, each voting as a separate class.

•
Dividend Rights—Holders of preferred stock shall be entitled to receive noncumulative dividends on a pari passu basis and prior and in preference to any declaration or payment of any dividends to holders of common stock at a rate of 8% per annum. After the payment of such dividends to the holders of the Preferred Stock, any additional dividends or distributions shall be distributed among the holders of common stock and the preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of the preferred stock were converted to common stock.

•
Voting Rights—On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of the stockholders in lieu of meeting), each holder of outstanding shares of the preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of our Certificate of Incorporation, holders of preferred stock shall vote together with the holders of common stock as a single class.

•
Liquidation Preferences—In the event of any voluntary or involuntary liquidation, dissolution or winding up or deemed liquidation event of the corporation, after the payment of all preferential amounts required to be paid to the holders of shares of preferred stock in accordance with the terms of our Certificate of Incorporation, our remaining assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

Share Activity
In November 2017, the Company issued 7,483,316 Series G preferred shares for $43.2 million, net of issuance costs of $0.3 million. In 2017, the Company also issued 24,252 shares of Series F Preferred Stock for proceeds of $79,000, net of issuance costs of $21,000.
In October 2016, The Company issued 7,275,540 Series F preferred shares for $29.8 million, net of issuance costs of $0.2 million. In 2016, the Company also issued 122,277 shares of Series E Preferred Stock for proceeds of $0.3 million, net of issuance costs of $3,000.
Note 8.    Share-Based Compensation
On April 11, 2011, the Company’s stockholders approved the 2011 Equity Incentive Plan, or the 2011 Plan, and most recently amended the 2011 Plan on March 8, 2018. The Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock and restricted stock unit awards to eligible participants. Eligible participants are employees, directors and consultants. The Plan authorizes the issuance of 13,897,773 shares of common stock.
The Plan is administered by the Board or another Board committee or subcommittee, as may be determined by the Board from time to time (subject to limitations that may be imposed under Section 409A of the Code). The administrator of the Plan or the Administrator or its delegatee will have the authority to determine which eligible persons receive awards and to set the terms and conditions applicable to awards within the confines of the Plan’s terms. The Administrator will have the authority to make all determinations and interpretations under, and adopt rules and guidelines for the administration of, the Plan.
The Plan contains provisions with respect to payment of exercise or purchase prices, vesting and expiration of awards, adjustments and treatment of awards upon certain corporate transactions, including stock splits, recapitalizations and mergers, transferability of awards and tax withholding requirements.
The Plan may be amended or terminated by the Board at any time, subject to certain limitations requiring stockholder consent or the consent of the applicable participant. In addition, the Administrator may not, without the approval of the Company’s stockholders, authorize certain re-pricings of any outstanding stock options or stock appreciation rights granted under the Plan. The board of directors may suspend or terminate the Plan at any time. Unless sooner terminated by the board of directors, the Plan shall automatically terminate on April 10, 2021.
Stock Options
For the periods presented, the fair value of options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	1.6%	2.0%
Average expected term (years)	5.6	5.9
Expected volatility	55.0%	55.0%
Dividend yield	—	—

•
Risk-Free Interest Rate—The yield on actively traded noninflation indexed US Treasury notes with the same maturity as the expected term of the underlying options was used as the average risk-free interest rate.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

•
Expected Term—The expected term of options granted to employees during the years ended December 31, 2017 and 2016, was determined based on management’s expectations of the options granted, which are expected to remain outstanding. The expected term for options granted to nonemployees is equal to the remaining contractual life of the options.

•
Expected Volatility—As the Company is a private entity, there is not a substantive share price history to calculate volatility and, as such, the Company has elected to use an approximation based on the volatility of other comparable public companies, which compete directly with the Company, over the expected term of the options.

•	Dividend Yield—The Company has not issued regular dividends on common shares in the past nor does the Company expect to issue dividends in the future.
Forfeiture Rate—The Company estimates the forfeiture rate at the time of grant based on past awards canceled, the number of awards granted, and vesting terms and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The cumulative effect on current and prior periods of a change in the estimated number of awards likely to vest is recognized in compensation cost in the period of the change.
As of December 31, 2016 and 2017, there were 7,319,485 and 6,310,312 shares issuable under stock options outstanding, 3,919,897 and 4,589,177 shares issuable under stock options exercised to date, 1,369,000 and 1,919,799 shares issued under stock options, respectively, were available for grant. Options granted in 2016 and 2017 and prior have a variety of different vesting schedules and have a contractual life of 10 years.
The Plan generally provides that the Board of Directors may set the vesting schedule applicable to grants approved under the 2011 Plan. Grants approved under the 2011 Plan typically vest 25% of the total award on the first anniversary of the grant date, and thereafter ratably monthly vesting over the remaining three years of the award. The Company has not granted equity awards with performance-based vesting conditions.
The following table summarizes the Company’s stock option activity during the period December 31, 2016 through December 31, 2017:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2015	7,671,554	$0.54	8.7	$679
Granted	2,511,141	$0.63	—	$—
Exercised	(1,190,736)	$0.57	—	$—
Cancelled/Forfeited	(1,672,474)	$0.60	—	$—
Outstanding at December 31, 2016	7,319,485	$0.55	8.2	$3,557
Granted	573,705	$1.04	—	$—
Exercised	(669,280)	$0.57	—	$—
Cancelled/Forfeited	(913,598)	$0.64	—	$—
Outstanding at December 31, 2017	6,310,312	$0.58	7.2	$8,936
Vested and exercisable at December 31, 2017	4,129,060	$0.52	6.6	$6,124
Vested and expected to vest at December 31, 2017	5,681,846	$0.57	7.1	$8,147

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

During the fiscal years 2016 and 2017, the Company recorded in aggregate $0.7 million and $0.5 million, respectively, of share-based compensation expense related to options issued to employees and nonemployees. The share-based compensation is included in cost of goods sold and SG&A expenses in the Company’s statements of operations.
As of December 31, 2017, there was $0.5 million in unrecognized compensation expense related to nonvested share-based compensation arrangements, which is expected to be recognized over 1.7 years.
Restricted Stock and Loans to Related Parties
In December 2015, the Company’s Board of Directors approved the issuance of 1,509,913 shares of restricted common stock to nonemployee board members. The Company had the option of repurchasing the shares; however, as shares vest monthly over 36 months, they are being released from the repurchase option (and all such shares will be released from the repurchase option by November 1, 2018). In connection with the issuance and for value received, the nonemployee board members entered into promissory notes to pay the Company the principal sum of $951,245 with interest at a fixed rate of 1.68% per annum, compounded annually, on the unpaid balance of such principal sum. The promissory notes are secured by a pledge of the common stock issued to the nonemployee board members. The loans are classified as a reduction to stockholders’ deficit in the accompanying balance sheets. In determining the accounting for the promissory notes, management evaluated the legal provisions of the promissory notes as well as the Company’s intent to fully collect on the outstanding note amounts. The Company collected on the promissory notes in their entirety in 2018. See Note 12.
Note 9.    Commitments and Contingencies
Leases
The Company has operating leases for its corporate offices including its research and development center, its manufacturing facility and its warehouses, and capital leases for certain of the Company’s equipment.
On October 12, 2017, the Company entered into a lease or the Lease, for its manufacturing facility located in Columbia, Missouri. The Lease is for a period of seven years commencing on October 1, 2017. The future minimum lease payments required under noncancelable lease obligations related to this Lease are $2.5 million due through 2022 (approximately $0.5 million annually) and $1.4 million thereafter.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

The following table represents the Company’s commitments as of December 31, 2017 including future minimum lease payments required under noncancelable lease obligations:

(in thousands)	Capital Lease Obligations	Operating Lease Obligations
Year Ended December 31,
2018	$151	$1,195
2019	25	1,140
2020	15	1,060
2021	9	1,084
2022	—	593
Thereafter	—	1,355
		$6,427
Total minimum lease payments	$200
Less: imputed interest (3.9% to 15.9%)	(11)
Total capital lease obligations	$189
Less: current portion of capital lease obligations	143
Long-term capital lease obligations	$46
Total rent expense was $0.8 million and $1.0 million for the years ended December 31, 2016 and 2017, respectively and reflected in cost of goods sold, research and development expenses and SG&A expenses in the statements of operations.
Litigation
On May 25, 2017, one of the Company’s co-manufacturer filed a complaint against the Company in the Superior Court of the State of California for the County of Los Angeles asserting claims for (1) breach of contract, (2) misappropriation of trade secrets, (3) unfair competition under California Business & Professions Code Section 17200 Et. Seq., (4) money owed and due, (5) declaratory relief, and (6) injunctive relief, each arising out of the Company’s decision to terminate an exclusive agreement dated December 2, 2014 between the Company and the co-manufacturer, pursuant to its terms (see Note 3). The Company denies these claims, filed counter-claims on July 27, 2017, alleging (1) breach of contract, (2) unfair competition under California Business & Professions Code Section 17200 Et. Seq., and (3) conversion, and is in the process of litigating this matter. At this time the Company cannot reasonably estimate the potential liability associated with this litigation, but believes the final resolution of this litigation will not have a material adverse effect on its financial position, results of operations, or cash flows.
The Company is involved in various legal proceedings, claims, and litigation arising in the ordinary course of business. Based on the facts currently available, the Company does not believe that the disposition of matters that are pending or asserted will have a material effect on its financial statements.
Note 10. Income Taxes
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act or the Tax Act. The Tax Act includes a number of changes to existing tax laws that impact the Company, most notably it reduces the US federal corporate tax rate from 35% to 21%. At December 31, 2017, the Company made a reasonable estimate of the effects on its existing deferred tax balances. In other cases, the Company has not been able to make a reasonable estimate and continue to account for those items based on its existing accounting under ASC 740, Income Taxes, and the provisions of the tax laws that were in effect immediately prior to enactment. For the items for which the Company was able to

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

determine a reasonable estimate, the Company recognized a provisional amount which is included as a component of income tax expense from continuing operations. In conjunction with the tax law changes, the SEC staff issued Staff Accounting Bulletin No. 118 or SAB 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The ultimate impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the Tax Act.
The provision for income taxes was as follows:

	For the Year Ended December 31,
(in thousands)	2016	2017
Current:
Federal	$—	$—
State	3	5
	$3	$5
Deferred:
Federal	$—	$—
State	—	—
	$—	$—

Provision for income tax	$3	$5
The Company has provided a 100% valuation allowance on its deferred tax assets. Provision for income taxes in 2016 and 2017 are primarily for cash taxes payable to the states.

	Year Ended December 31,
(in thousands)	2016	2017
Federal statutory income tax rate	$(8,474)	$(10,329)
State income tax, net of federal benefits	(787)	(1,041)
Research & development Credits	(4)	(4)
Stock based compensation	167	81
Other	13	470
Tax law change—revaluing deferreds	—	11,783
Change in valuation allowance	9,088	(955)
Income tax provision	$3	$5

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

Significant components of the Company’s net deferred income tax assets at December 31, 2016 and 2017, are shown below. A valuation allowance has been recorded to offset the net deferred tax asset as of December 31, 2016 and 2017, as the realization of such assets does not meet the more-likely-than-not threshold.

	Year Ended December 31,
(in thousands)	2016	2017
Deferred Income Tax Assets:
Net operating loss (NOL)	$25,478	$23,198
Intangibles	13	1,199
Share-based and accrued compensation	599	335
Other	233	183
Total gross deferred tax assets	$26,323	$24,915

Deferred Tax Liabilities:
Property, plant and equipment	716	263
Total gross deferred tax liabilities	$716	$263

Valuation Allowance	25,607	24,652
Net deferred income tax asset (liabilities)	$—	$—
The California net operating loss carry forwards will expire as follows:

Year	Amount
(in thousands)
12/31/2018	$—
12/31/2019 and beyond	$25,059
As of December 31, 2016, the Company has accumulated federal and state net operating loss carryforwards of approximately $67.7 million and $52.5 million, respectively. As of December 31, 2017, the Company has accumulated federal and state net operating loss carryforwards of approximately $90.8 million and $73.3 million, respectively. The federal and state tax loss carryforwards begin to expire in 2032 and 2033, respectively, unless previously utilized. As of December 31, 2016, the Company also has federal and California research tax credit carryforwards of approximately, $0.5 million and $0.3 million, respectively. As of December 31, 2017, the Company also has federal and California research tax credit carryforwards of approximately, $0.8 million and $0.4 million, respectively. The federal research tax credit carryforwards will begin expiring in 2033, unless previously utilized. The California research credit will carry forward indefinitely.
Approximately $0.1 million and $0.2 million, respectively, of the net operating loss carryforwards relate to excess tax deductions for share-based compensation as of December 31, 2016 and 2017, respectively, the income tax benefit of which will be recorded as additional paid-in-capital if and when realized.
Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits at the beginning and end of the years ended December 31, 2017 and 2016:

	Year Ended December 31,
(in thousands)	2016	2017
Gross unrecognized tax benefits at the beginning of the year	$381	$865
Increases related to current year positions	484	585
Decreases related to prior year positions	—	(249)
Expiration of unrecognized tax benefits	—	—
Gross unrecognized tax benefits at the end of the year	$865	$1,201
As of December 31, 2016 and 2017, the Company had $0.7 million and $1.1 million, respectively, of unrecognized tax benefits from research and development tax credits that, if recognized and realized, would impact the effective tax rate.
The Company had no accrual for interest and penalties on the Company’s balance sheets and has not recognized interest and penalties in the statements of operations for the years ended December 31, 2016 and 2017. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.
The Company is subject to taxation in the United States and state jurisdictions. The Company’s tax years from 2011 (inception) are subject to examination by the United States and state authorities due to the carry forward of unutilized net operating losses and research and development credits.
As of December 31, 2017, approximately $0.2 million of the valuation allowance for deferred tax assets related to benefits of stock option deductions which, when recognized, will be allocated directly to paid-in capital.
Note 11. Net Loss Per Share Attributable to Common Stockholders
The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and warrants to purchase preferred stock are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. Basic and diluted net loss per common share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been antidilutive.

(in thousands, except share and per share amounts)	Year ended December 31,
	2016	2017
Numerator:
Net loss attributable to common stockholders	$(25,149)	$(30,384)
Denominator:
Weighted average common shares outstanding-basic	6,849,849	8,186,109
Dilutive effect of stock equivalents resulting from stock options, preferred stock warrants and convertible preferred stock (as converted)	—	—
Weighted average common shares outstanding-diluted	6,849,849	8,186,109
Net loss per common share—basic and diluted	$(3.67)	$(3.71)
The following weighted-average outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because the impact of including them would have been antidilutive:

	Year ended December 31,
	2016	2017
Options to purchase common stock	—	—
Convertible preferred stock (as converted)	51,531,389	59,038,957
Preferred stock warrants	241,140	241,140
Total	51,772,529	59,280,097
Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders
Upon the closing of the Company’s Initial Public Offering or IPO, all outstanding shares of convertible preferred stock as of December 31, 2017 will automatically convert into 59,038,957 shares of the Company’s common stock. The Company has calculated unaudited pro forma basic and diluted net loss per share to give effect to the impact of the convertible preferred stock and potentially convertible preferred stock warrants as though such preferred shares and preferred stock warrants had been converted to common stock as of the beginning of the period, or date of issuance, if later.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net loss per common share is as follows:

Year ended December 31, 2017
(in thousands, except share and per share data)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(30,384)
Net loss attributable to common stockholders (pro forma)	$(30,384)
Denominator:
Weighted average common shares outstanding-basic	8,186,109
Pro forma adjustment for assumed conversion of convertible preferred stock to common stock upon effectiveness of the registration statement for the proposed IPO	59,038,957
Pro forma adjustment for assumed net exercise of preferred stock warrants	241,140
Pro forma weighted average shares outstanding—diluted	67,466,206

Pro forma net loss per common share—basic and diluted	$(0.45)
Note 12. Subsequent Events
Subsequent events have been evaluated through September 10, 2018, which is the date the financial statements were available to be issued.
Amended and Restated Loan and Security Agreement
In June 2018, the Company refinanced the 2016 Revolving Credit Facility and the 2016 Term Loan Facility under the Original LSA with SVB, or the Amended LSA, such that the 2016 Revolving Credit Facility was expanded from $2.5 million to $6.0 million, and all loans under the 2016 Term Loan Facility were paid in full without a prepayment penalty and the 2016 Term Loan Facility was discontinued. The 2018 Term Loan Facility is comprised of (i) a $10.0 million term loan advance at closing, (ii) a conditional $5.0 million term loan advance, if no event of default has occurred and is continuing through the borrowing date, and (iii) an additional conditional term loan advance of $5 million if no event of default has occurred and is continuing based upon a minimum level of gross profit for the trailing 12-month period. The last date on which funds can be drawn down from the 2018 Term Loan Facility is February 28, 2019. The 2018 Term Loan Facility has a floating interest rate that is equal to 4% above the prime rate, with interest payable monthly and principal amortizing commencing on January 1, 2020, and will mature in June 2022. Borrowings under the 2018 Revolving Credit Facility carry a variable annual interest rate of prime rate + 0.75% to 1.25% with an additional 5% on the outstanding balances in the event of a default. The 2018 Revolving Credit Facility matures in June 2020. The Company had $15.0 million and $0 in borrowings, respectively, under the 2018 Term Loan Facility and the 2018 Revolving Credit Facility as of September 10, 2018.
The 2018 Revolving Term Loan Facility and the 2018 Revolving Credit Facility, or together the SVB Credit Facilities, contain customary negative covenants that limit the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The SVB Credit Facilities are secured by a blanket lien on all of the Company’s personal property assets. The SVB Credit Facilities also contain customary affirmative covenants, including delivery of audited financial statements.

BEYOND MEAT, INC.
Notes to Financial Statements (continued)

The Amended LSA is secured by an interest in the Company’s assets including manufacturing equipment, inventory, contract rights or rights to payment of money, leases, license agreements, general intangibles, and cash.
In conjunction with the execution of the Amended LSA, the Company issued two common stock warrants one each to SVB and its affiliate to provide the ability to purchase an aggregate of 90,000 shares of the Company’s common stock at an exercise price of $2.00 per share. The common stock warrants were fully exercisable on the date of the grant and have a term of 10 years. The Company also paid a commitment fee of $30,000 to SVB in connection with the execution of the Amended Bank Loan Agreement See Note 6.
Missouri Note
On June 28, 2018, the Company paid off the Missouri Note in full. See Note 6.
Loan to Related Parties
In July 2018, the Company’s promissory notes related to restricted stock purchase by two of its nonemployee directors were paid in full. See Note 8.

               shares

Common Stock

Prospectus

Goldman Sachs & Co. LLC	J.P. Morgan	Credit Suisse

BofA Merrill Lynch	Jefferies	William Blair

,

Through and including          ,           (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this registration statement. All amounts shown are estimates other than the registration fee, the FINRA filing fee and the listing fee.

Amount To Be Paid
SEC registration fee	*
FINRA filing fee	*
Nasdaq listing fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*
Total	*
___________________
* to be provided by amendment
Item 14. Indemnification of Directors and Officers
Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws that will be effective upon the closing of this offering provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides for such limitation of liability.
We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
In the three years preceding the filing of this Registration Statement, we have issued and sold the following unregistered securities:

(1)
We granted 7,655,028 stock options to purchase shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $1.09 per share under our 2011 Equity Incentive Plan. We also issued and sold an aggregate of 4,036,066 shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $0.65 per share pursuant to restricted stock issuances exercises of options granted under our 2011 Equity Incentive Plan.

(2)
From October 2, 2015 through January 29, 2016, we issued and sold an aggregate of 7,051,835 shares of our Series E convertible preferred stock at a purchase price of $2.4534 per share, for aggregate consideration of approximately $17,300,000. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Rule 506(b) of Regulation D promulgated under Section 4(a)(2) of the Securities Act.

(3)
On June 6, 2016 we issued a warrant to purchase up to an aggregate of 58,607 shares of our Series E convertible preferred stock at an exercise price of $2.4534 per share in connection with the extension of a line of credit from Silicon Valley Bank. Such issuance was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.

(4)
From September 9, 2016 through September 12, 2016, we issued and sold subordinated convertible promissory notes in an aggregate principal amount of $4,000,000 at face value. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.

(5)
From October 7, 2016 through June 26, 2017, we issued and sold an aggregate of 7,299,792 shares of our Series F convertible preferred stock at a purchase price of $4.1234 per share, for aggregate consideration of approximately $30,100,000. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Rule 506(b) of Regulation D promulgated under Section 4(a)(2) of the Securities Act.

(6)
From August 1, 2017 through November 3, 2017, we issued and sold subordinated convertible promissory notes in an aggregate principal amount of $10,000,000 at face value. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Rule 506(b) of Regulation D promulgated under Section 4(a)(2) of the Securities Act.

(7)
From November 22, 2017 through June 29, 2018, we issued and sold an aggregate of 7,671,837 shares of our Series G stock at a purchase price of $7.2933 per share, for aggregate consideration of approximately $55,953,000. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Rule 506(b) of Regulation D promulgated under Section 4(a)(2) of the Securities Act.

(8)
On June 27, 2018, we issued warrants to purchase up to an aggregate of 90,000 shares of our common stock at an exercise price of $2.00 per share in connection with the extension of a line of credit and a term loan from Silicon Valley Bank. Such issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.

(9)
On October 5, 2018, we issued and sold an aggregate of 2,618,183 shares of our Series H stock at a purchase price of $16.1540 per share, for aggregate consideration of approximately $42,294,000. Such issuances were deemed to be exempt under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.

The stock options and the common stock issuable upon the exercise of such options described in paragraph (1) of this Item 15 were issued under the 2011 Equity Incentive Plan in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.
The offer, sale, and issuance of the securities described in paragraphs (2), (3), (4), (5), (6), (7) and (8) of this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. The recipients of the securities in these transactions were accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act.
All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules
(a)The following exhibits are filed as part of this registration statement:
EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.
3.2	Bylaws of Registrant, as currently in effect.
3.3	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the closing of this offering.*
3.4	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the closing of this offering.*
4.1	Form of common stock certificate.*
4.2	Amended and Restated Investors’ Rights Agreement, dated as of October 5, 2018, by and among the Registrant and the other parties thereto.
4.3	Warrant to Purchase Common Stock, dated June 27, 2018, by and between Registrant and Silicon Valley Bank.
4.4	Warrant to Purchase Common Stock, dated June 27, 2018, by and between Registrant and Westriver Mezzanine Loans - Loan Pool V, LLC.
4.5	Warrant to Purchase Common Stock, dated June 6, 2016, by and between Registrant and Silicon Valley Bank.
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.*
10.1	Standard Industrial/Commercial Single-Tenant Lease, dated as of January 18, 2017, by and between Smoky Hollow Industries, LLC and Registrant with attachments thereto.
10.2
Lease, dated March 13, 2014, as amended, by and between Sara Maguire LeMone as Trustee of the Sara Maguire LeMone Revocable Trust dated February 6, 2004 and Registrant and amendment thereto dated November 1, 2017.

10.3	Lease, dated October 12, 2017, by and between LeMone Family Limited Partnership, LLLP and Registrant as amended by the Lease Amendment dated April 18, 2018.
10.4	Amended and Restated Loan and Security Agreement (Revolving Line), dated as of June 27, 2018, by and between Silicon Valley Bank and Registrant.
10.5	Loan and Security Agreement (Term Loan), dated June 27, 2018, by and between Silicon Valley Bank and Registrant.
10.6	First Amendment to Loan and Security Agreement (Term Loan), dated September 27, 2018, by and between Silicon Valley Bank and Registrant.
10.7	Intellectual Property Security Agreement, dated June 27, 2018, by and between Silicon Valley Bank and Registrant (Revolving Line).
10.8	Intellectual Property Security Agreement, dated June 27, 2018, by and between Silicon Valley Bank and Registrant (Term Loan).
10.9	Equipment Loan and Security Agreement, dated September 19, 2018, by and between Ocean II PLO, LLC and Registrant.
10.10	Supply Agreement, dated December 17, 2015, by and between Roquette America, Inc. and Registrant.+
10.11	Form of Indemnification Agreement with directors and executive officers.*†
10.12	2011 Equity Incentive Plan, as amended as of March 8, 2018, and related forms of stock award agreements.*†

10.13	Amended and Restated 2011 Equity Incentive Plan, and related forms of stock award agreements.*†
10.14	Option Amendment Letter dated, May 11, 2017, by and between Mark J. Nelson and Registrant.†
10.15	Advisor Agreement, dated February 26, 2016, by and between Bernhard van Lengerich and Registrant as amended by the Amended Exhibit A on September 5, 2017.†
10.16	Consulting Agreement, dated March 2, 2016, by and between Seth Goldman and Registrant.*†
10.17	Offer Letter, dated April 29, 2017, by and between Registrant and Mark J. Nelson.†
10.18	Offer Letter, dated May 5, 2017, by and between Registrant and Charles Muth.†
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page).*
___________________

*	To be filed by amendment.

+	Confidential treatment requested.

†	Indicates management contract or compensatory plan.

(b)No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.
Item 17. Undertakings
The undersigned registrant hereby undertakes:

(a)
To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on                        , 2018.

BEYOND MEAT, INC.

By:
Name:	Ethan Brown
Title:	President and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ethan Brown and Mark J. Nelson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	President and Chief Executive Officer, and Director (Principal Executive Officer)	, 2018
Ethan Brown

	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	, 2018
Mark J. Nelson

	Executive Chair and Director	, 2018
Seth Goldman

	Director	, 2018
Raymond J. Lane

	Director	, 2018
Christopher Isaac Stone

	Director	, 2018
Gregory Bohlen

	Director	, 2018
Michael A. Pucker

	Director	, 2018
Diane Carhart

	Director	, 2018
Bernhard van Lengerich, Ph.D.

	Director	, 2018
Donald Thompson